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Filed Pursuant to Rule 424(b)(4)
Registration No. 333-110312

PROSPECTUS

4,000,000 Shares

Common Stock

        We are selling 4,000,000 shares of our common stock. Our common stock is traded on the New York Stock Exchange under the symbol "BDY."

        On December 10, 2003, the closing price of our common stock as reported by the New York Stock Exchange was $22.42 per share.

You should consider the risks which we have described in "Risk Factors" beginning on page 6 before buying shares of our common stock.

	Per Share	Total
Public offering price	$22.420	$89,680,000
Underwriting discount	$1.289	$5,156,000
Proceeds, before expenses, to Bradley Pharmaceuticals, Inc.	$21.131	$84,524,000

        This is a firm commitment underwriting. The underwriters may purchase up to an additional 600,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus, to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares to purchasers on or about December 16, 2003.

RAYMOND JAMES	WACHOVIA SECURITIES

The date of this prospectus is December 11, 2003

Graphics:

The graphic contains photos of our products.

SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus. It is not complete and is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus, including the risk factors set forth in "Risk Factors" and the financial data, related notes and other information incorporated by reference in this prospectus.

        Unless otherwise indicated in this prospectus, "Bradley," "we," "us" and "our" refer to Bradley Pharmaceuticals, Inc. and our subsidiaries and references to common stock exclude our Class B common stock described under "Description of Capital Stock—Common Stock."

Our Business

        We are a specialty pharmaceutical company that acquires, develops and markets prescription and over-the-counter products in selected markets. Our Doak Dermatologics subsidiary promotes our dermatologic and podiatric products to dermatologists and podiatrists in the U.S. through its dedicated sales force of more than 110 representatives. Our Kenwood Therapeutics division promotes our gastrointestinal products to gastroenterologists in the U.S. through its dedicated sales force of more than 30 representatives. To a lesser extent, Kenwood Therapeutics also markets nutritional supplements and respiratory products.

        Our products are manufactured by third parties according to our quality control standards and are principally distributed through wholesalers to retail pharmacies and healthcare institutions throughout the U.S. and selected international markets. We had net sales of $51.2 million and net income of $11.3 million for the nine months ended September 30, 2003 and net sales of $39.7 million and net income of $7.6 million for 2002.

Our Industry

        We target segments of the dermatologic, podiatric and gastrointestinal markets, where we believe our sales force can effectively reach the groups of physicians who write a majority of the prescriptions for our types of products. The U.S. dermatologic and podiatric markets accounted for approximately $5.2 billion in retail prescription sales for 2002 and include approximately 13,700 dermatologists and 14,000 podiatrists. The U.S. gastrointestinal market accounted for approximately $16.8 billion in retail prescription sales for 2002 and includes approximately 10,600 gastroenterologists.

        Our Doak Dermatologics subsidiary competes in the segments of the dermatologic and podiatric markets that address skin conditions, such as acne, rosacea and xerosis, and foot conditions, such as fungus and nail disorders. We estimate that these segments reached approximately $3.0 billion in retail prescription sales for 2002. Our Kenwood Therapeutics division principally competes in the segment of the U.S. gastrointestinal market that focuses on treatments for lower gastrointestinal tract disorders, which include constipation, hemorrhoids and colitis, that we estimate reached approximately $1.8 billion in retail prescription sales for 2002.

Our Strategy

        Our objective is to be a leading specialty pharmaceutical company focused on pharmaceutical needs in the dermatologic, podiatric and gastrointestinal markets. We seek to accomplish this objective through our Acquire, Enhance, Grow strategy:

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  Acquire—We have acquired, and seek to acquire, safe and effective pharmaceutical products that we believe we can successfully promote in our target markets;

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  Enhance—We enhance our product brands by broadening their list of approved indications, developing additional dosage strengths, producing convenient packaging sizes and developing innovative product formulations; and

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  Grow—We seek to increase our net sales by aggressively promoting our branded products, primarily through our nationwide sales force of more than 140 representatives, providing samples to physicians and journal advertising. We focus these efforts on the key groups of physicians who write a high volume of prescriptions for our types of products.

Our Products

        The principal products that our Doak Dermatologics subsidiary markets are:

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  CARMOL®40 CREAM, CARMOL®40 LOTION and CARMOL®40 GEL—prescription products comprised of 40% urea, a powerful moisturizer, that treat a variety of skin conditions and nail disorders;

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  ROSULA™ AQUEOUS CLEANSER and ROSULA™ AQUEOUS GEL—prescription treatments for skin conditions, including acne and rosacea; and

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  LIDAMANTLE® and LIDAMANTLE®HC—prescription skin pH balancers and topical anesthetics.

        The principal products that our Kenwood Therapeutics division markets are:

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  ANAMANTLE™HC—prescription treatment for hemorrhoids and anal fissures;

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  PAMINE® and PAMINE® FORTE—prescription treatment for relief of gastrointestinal pain; and

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  GLUTOFAC®-ZX—prescription multi-vitamin and multi-mineral supplement.

General Information

        We were incorporated in New Jersey in January 1985 and reincorporated in Delaware in July 1998. Our principal executive offices are located at 383 Route 46 West, Fairfield, New Jersey 07004, and our telephone number is (973) 882-1505. Our website is located at www.bradpharm.com. The information on our website is not part of this prospectus.

THE OFFERING

Common stock offered	4,000,000 shares
Capital stock outstanding prior to the offering:
Common stock	10,318,308 shares
Class B common stock	429,752 shares
Capital stock to be outstanding immediately following the offering:
Common stock	14,318,308 shares
Class B common stock	429,752 shares
Use of proceeds	We intend to use the net proceeds of this offering for general corporate purposes and for possible acquisitions.
Voting rights
Holders of our common stock are entitled to one vote per share on matters on which our stockholders vote generally. As long as there are at least 325,000 shares of our Class B common stock outstanding, holders of our Class B common stock vote, as a class, to elect a majority of our board of directors. In addition, shares of our Class B common stock are entitled to five votes per share on all other matters to be voted on by stockholders generally.
New York Stock Exchange symbol	BDY

        Unless we specifically state otherwise, the information in this prospectus does not give effect to the exercise of the underwriters' over-allotment option to purchase 600,000 shares of our common stock.

        The number of shares of our common stock and Class B common stock to be outstanding immediately after this offering is based upon our shares outstanding as of October 31, 2003, and does not take into account the following as of September 30, 2003:

  •
  outstanding options to purchase up to an aggregate of 1,698,476 shares of common stock under our stock option plans at a weighted average exercise price of $5.87;

  •
  outstanding warrants to purchase up to an aggregate of 126,058 shares of common stock at a weighted average exercise price of $12.03;

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  3,633,685 shares of common stock reserved for future option grants under our stock option plans; and

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  approximately 1,850,000 shares of common stock issuable upon conversion of our outstanding 4% convertible senior subordinated notes due 2013.

SUMMARY CONSOLIDATED FINANCIAL DATA

        The following summary consolidated financial data set forth below for each of the years ended December 31, 2002, 2001, 2000, 1999 and 1998 have been derived from our audited consolidated financial statements which were audited by Grant Thornton LLP, independent certified public accountants, and in the case of the financial statements for each of the three years in the period ended December 31, 2002, are included elsewhere in this prospectus. The summary consolidated financial data for the nine months ended September 30, 2003 and 2002 and as of September 30, 2003 have been derived from our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles. In our opinion, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of normal recurring entries, necessary to present fairly our financial position, results of operations and cash flows. You should read this table in conjunction with our audited consolidated financial statements and related notes, our unaudited condensed consolidated interim financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere or incorporated by reference in this prospectus. The summary consolidated financial data for the nine months ended September 30, 2003 are not necessarily indicative of the results that can be expected for the full fiscal year ending December 31, 2003.

						Nine Months Ended September 30,
	Year Ended December 31,
Statement of Operations Data
	1998	1999	2000	2001	2002	2002	2003
Net sales	$15,853,002	$18,850,294	$18,557,429	$25,702,966	$39,668,973	$28,543,737	$51,248,129
Cost of sales	4,595,582	5,083,148	4,271,967	4,168,045	4,568,461	3,230,201	4,316,447

Gross profit	11,257,420	13,767,146	14,285,462	21,534,921	35,100,512	25,313,536	46,931,682

Selling, general and administrative	8,961,198	11,473,059	11,646,611	15,473,059	21,890,232	15,641,868	27,443,029
Depreciation and amortization	1,104,753	1,138,052	954,568	1,169,484	1,139,531	841,916	896,458
Interest expense (income), net	200,180	235,473	248,115	(73,588)	(359,261)	(225,163)	53,664
Losses on short-term investments	—	—	—	700,000	49,535	—	—
Loss due to impairment of asset	—	—	3,897,000 (1)	—	—	—	—
Other income	(47,684)	—	—	—	—	—	—

Total expenses	10,218,447	12,846,584	16,746,294	17,268,955	22,720,037	16,258,621	28,393,151

Income (loss) before income tax expense	1,038,973	920,562	(2,460,832)	4,265,966	12,380,475	9,054,915	18,538,531
Income tax expense (benefit)	120,000	360,000	(398,000)	654,000	4,746,000	3,531,000	7,230,000

Net income (loss)	$918,973	$560,562	$(2,062,832)	$3,611,966	$7,634,475	$5,523,915	$11,308,531

Basic net income (loss) per common share	$0.11	$0.07	$(0.26)	$0.42	$0.73	$0.53	$1.07

Diluted net income (loss) per common share	$0.10	$0.07	$(0.26)	$0.37	$0.67	$0.48	$0.94	(2)

Shares used in computing basic net income (loss) per common share	8,410,000	7,970,000	7,900,000	8,570,000	10,470,000	10,460,000	10,600,000

Shares used in computing diluted net income (loss) per common share	8,950,000	8,020,000	7,900,000	9,660,000	11,440,000	11,440,000	12,290,000

(1)
Consists of an impairment loss of $3,897,000 relating to our DECONAMINE® trademark.

(2)
Gives effect to $231,398 in interest and other expenses, net of tax effects, relating to our convertible notes.

	As of September 30, 2003
Balance Sheet Data
	Actual	As Adjusted(1)
Cash and cash equivalents	$49,459,747	$133,033,747
Short-term investments	25,874,252	25,874,252
Working capital	76,606,288	160,180,288
Total assets	98,554,367	182,128,367
Long-term debt (including current portion)	37,151,080	37,151,080
Total shareholders' equity	51,390,319	134,964,319

(1)
The as adjusted balance sheet data reflects the sale by us of 4,000,000 shares of our common stock in this offering at the public offering price of $22.42 per share, after deducting the underwriting discount and estimated offering expenses.

RISK FACTORS

        Investing in our common stock involves risks. You should consider carefully the following risk factors before you decide to buy our common stock. You also should consider other information in this prospectus, as well as in the other documents incorporated by reference in this prospectus. If any of these risks actually occur, our business could be affected adversely, the trading price of our common stock could decline, and you could lose all or a part of your investment.

        Please consider these risk factors when you read forward-looking statements contained in this prospectus and the documents incorporated by reference in this prospectus. These statements relate to our expectations about future events and time periods. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "intends," "plans," "believes," "anticipates," "expects," "estimates," "predicts," "potential," "continue," or "opportunity," the negative of these words or words of similar import. Similarly, statements that describe our reserves and our future plans, strategies, intentions, expectations, objectives, goals or prospects are also forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements. See "Forward-Looking Statements."

RISKS RELATED TO OUR BUSINESS

We derive a majority of our net sales from our core branded products, and any factor that hurts our sales of these products could reduce our revenues and profitability.

        We derive a majority of our net sales from our core branded products: CARMOL®40, ROSULA™AQUEOUS CLEANSER, ROSULA™ AQUEOUS GEL, PAMINE®, PAMINE® FORTE, LIDAMANTLE®, LIDAMANTLE®HC, ANAMANTLE™HC and GLUTOFAC®-ZX. These core branded products accounted for a total of approximately 81% of our net sales for the nine months ended September 30, 2003 and approximately 70% of our net sales for 2002. We believe that the net sales of these products will constitute the majority of our overall net sales for the foreseeable future. Accordingly, any factor that hurts our sales of these core products, individually or collectively, could reduce our revenues and profitability. Many of our core branded products are subject to generic or comparable product competition currently or may be in the near future. Each of our core branded products could be rendered obsolete or uneconomical by regulatory or competitive changes. Net sales of our core branded products could also be adversely affected by other factors, including:

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  manufacturing or supply interruptions;

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  the development of new competitive pharmaceuticals and technological advances to treat the conditions addressed by our core branded products;

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  marketing or pricing actions by one or more of our competitors;

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  legal or regulatory action by the FDA and other government regulatory agencies;

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  changes in the prescribing practices of dermatologists, podiatrists and/or gastroenterologists;

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  restrictions on travel affecting the ability of our sales force to market to prescribing physicians in person;

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  changes in the reimbursement or substitution policies of third party payors or retail pharmacies;

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  product liability claims; and

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  the outcome of disputes relating to trademarks, patents, license agreements and other rights.

Failure to maintain CARMOL®40 net sales would reduce our revenues and profitability.

        CARMOL®40 CREAM, CARMOL®40 LOTION and CARMOL®40 GEL, our lead products in the CARMOL® family of products, accounted for approximately 49% of our net sales for the nine months ended September 30, 2003, 53% of our net sales for 2002, 37% of our net sales for 2001 and 31% of our net sales for 2000. The concentration of our net sales in a single product line makes us particularly dependent on that line. If demand for the CARMOL®40 product line or any other material product line decreases and we fail to replace those sales, our revenues and profitability would decrease. We cannot assure you that we will be able to maintain our historical net sales levels of the CARMOL®40 product line, or that they will not decrease.

        On January 29, 2003, we commenced legal proceedings against Dermik Laboratories, Inc. and its parent, Aventis Pharmaceuticals Inc., a wholly owned subsidiary of Aventis Pharma AG, alleging, among other things, the infringement by Dermik and Aventis of three patents owned by us relating to 40% urea dermatologic compositions and therapeutic uses. On April 24, 2003, the U.S. District Court for the District of New Jersey issued an order denying our request for a preliminary injunction to prevent Dermik and Aventis from allegedly infringing aspects of our patents relating to CARMOL®40. In issuing its ruling, the court concluded that we had failed to establish a likelihood of success on the merits that would warrant the issuance of a preliminary injunction in our favor. The court further stated its view that, based on the court's preliminary interpretation of the claims, the evidence presented seemed to indicate little or no likelihood of success by us on the merits and, further, that the defendants had established a substantial question of invalidity concerning the one patent at issue at the preliminary injunction hearing. In connection with this litigation, the court may ultimately hold our patents relating to CARMOL®40 to be invalid, unenforceable or not infringed. Subsequent to the ruling on the preliminary injunction, Dermik introduced Vanamide, a competing product to CARMOL®40.

        In light of the uncertain outcome of our pending litigation concerning various patents relating to our CARMOL®40 product line, you should not ascribe any significant value to these patents in making a decision to invest in our common stock. In addition, a generic pharmaceutical manufacturer recently introduced significantly less expensive 40% urea products that may be comparable to CARMOL®40 CREAM and CARMOL®40 LOTION. Any determination that our patents relating to CARMOL®40 are invalid, unenforceable or not infringed, or the introduction of Vanamide, the introduction of those less expensive products or the introduction of any other competing product into the marketplace, may adversely affect our net sales of CARMOL®40. We may also be subject to counterclaims, including, without limitation, money damages or other relief relating to misuse of the patents.

Our operating results and financial condition may fluctuate which could negatively affect the price of our stock.

        Our operating results and financial condition may fluctuate from quarter to quarter and year to year depending upon the relative timing of events or uncertainties that may arise. The following events or occurrences, among others, could cause fluctuations in our financial performance from period to period, which could negatively affect the price of our stock:

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  changes in the amount we spend to develop, acquire or license new products, technologies or businesses;

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  changes in the amount we spend to promote our products;

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  delays between our expenditures to acquire new products, technologies or businesses and the generation of revenues from those acquired products, technologies or businesses;

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  changes in treatment practices of physicians that currently prescribe our products;

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  changes in reimbursement policies of health plans and other similar health insurers, including changes that affect newly developed or newly acquired products;

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  increases in the cost of raw materials used to manufacture our products;

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  manufacturing and supply interruptions, including any failure by our manufacturers to comply with manufacturing specifications;

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  development of new competitive products by others;

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  the mix of products that we sell during any time period;

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  our responses to price competition;

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  market acceptance of our products;

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  the impairment and write-down of goodwill or other intangible assets;

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  implementation of new or revised accounting, securities, tax or corporate responsibility rules, policies, regulations or laws;

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  disposition of non-core products, technologies and other rights;

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  expenditures as a result of legal actions;

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  termination or expiration of, or the outcome of disputes relating to, trademarks, patents, license agreements and other rights;

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  increases in insurance rates for existing products and the cost of insurance for new products;

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  general economic and industry conditions, including changes in interest rates affecting returns on cash balances and investments, that affect customer demand;

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  seasonality of demand for our products; and

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  our level of research and development activities.

We have substantial outstanding indebtedness, which could adversely affect our financial condition.

        Our total consolidated long term debt as of September 30, 2003 was $37,151,080 and constituted approximately 42% of our total capitalization as of that date. Under our credit facility with Wachovia Bank, we and our subsidiary, Doak Dermatologics, are able to incur an additional $15,000,000 of indebtedness. In addition, under our credit facility, we have granted to Wachovia a lien on substantially all of our current and future property, including our intellectual property. The indenture for the outstanding convertible notes that are described in our financial statements does not restrict our ability to incur additional indebtedness, including senior debt, or incur liens on our properties and assets.

        The degree to which we are indebted could have important consequences to you, because:

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  a substantial portion of our cash flow from operations will be required to be dedicated to interest and principal payments and may not be available for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other purposes;

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  our ability to obtain financing in the future may be impaired;

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  our ability to pay dividends to holders of our common stock may be restricted;

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  we may be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

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  our flexibility in planning for, or reacting to, changes in our business and industry may be limited; and

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  we may be more vulnerable in the event of a downturn in our business, our industry or the economy in general.

        Our ability to make payments on and, if necessary, to refinance our debt, including our convertible notes, will depend upon our ability to generate cash in the future, which may be influenced by general economic, business, financial, competitive, legislative, regulatory and other factors beyond our control.

        We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available in an amount sufficient to enable us to pay our debt, including our convertible notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our debt, including our convertible notes, on or before maturity. We cannot assure you that we would be able to refinance any of our debt, including any credit facilities and those notes, on commercially reasonable terms or at all.

Because we rely on independent manufacturers for our products, any regulatory or production problems could affect our product supply.

        We do not own or operate any manufacturing or production facilities. Independent companies manufacture and supply our products. Many of these companies also manufacture and supply products for some of our competitors. We do not have licensing or other supply agreements with many of these manufacturers or suppliers for our products, and therefore, many of them could terminate their relationship with us at any time, thereby hampering our ability to deliver and sell the manufactured product to our customers and negatively affecting our operating margins. From time to time, we have experienced minor delays in shipments from some of our vendors due to production management problems. Although we believe we can obtain replacement manufacturers, the absence of such agreements with our present suppliers may interrupt our ability to sell our products and seriously affect our present and future sales. Currently, all of our CARMOL® products (except CARMOL®HC), ROSULA™AQUEOUS CLEANSER, ROSULA™ AQUEOUS GEL, LIDAMANTLE®, LIDAMANTLE®HC and ANAMANTLE™HC are contract manufactured in Canada solely by Groupe Parima, Inc. Any delays in manufacturing or shipping products by Groupe Parima, including any customs or related issues, may affect our product supply and ultimately have a negative impact on our sales and profitability.

        The Food and Drug Administration, or FDA, requires that all manufacturers of pharmaceutical products sold in the U.S. comply with the FDA's regulations, including the current good manufacturing practices, or cGMP, regulations applicable to manufacturing processes. The cGMP validation of a new facility and the approval of that manufacturer for a new drug product may take a year or more before manufacture can begin at the facility. Delays in obtaining FDA validation of a replacement manufacturing facility could cause an interruption in the supply of our products. Although we have business interruption insurance covering the loss of income for up to $4,000,000, this insurance may not be sufficient to compensate us for any interruption of this kind. As a result, the loss of a manufacturer could cause a reduction in our sales, margins and market share, as well as harm our overall business and financial results.

Our reliance on third party manufacturers and suppliers can be disruptive to our inventory supply.

        We, and the manufacturers of our products, rely on suppliers of raw materials used in the production of our products. Some of these materials, including the active ingredient in PAMINE® and PAMINE® FORTE, are available from only one source or a limited number of sources and others may become available from only one source or a limited number of sources. Any disruption in the supply of raw materials or an increase in the cost of raw materials to our manufacturers could have a significant effect on their ability to supply us with our products.

        We try to maintain inventory levels that are no greater than necessary to meet our current projections. Any interruption in the supply of finished products could hinder our ability to timely distribute finished products. If we are unable to obtain adequate product supplies to satisfy our customers' orders, we may lose those orders and our customers may cancel other orders and stock and sell competing products. This, in turn, could cause a loss of our market share and reduce our revenues.

        We cannot be certain that supply interruptions will not occur or that our inventory will always be adequate. Numerous factors could cause interruptions in the supply of our finished products including:

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  timing, scheduling and prioritization of production by our current manufacturers;

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  labor interruptions;

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  changes in our sources for manufacturing;

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  the timing and delivery of domestic and international shipments;

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  our failure to locate and obtain replacement manufacturers as needed on a timely basis; and

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  conditions affecting the cost and availability of raw materials.

Our inability to accurately predict customer demand for our products could result in shortages or excess inventory.

        We estimate customer demand for our products primarily through use of third party syndicated data sources that track prescriptions written by health care providers and dispensed by licensed pharmacies. These data are extrapolations from information provided by a limited number of pharmacies, and are estimates of historic demand levels. Based on trends we observe from these data and other proprietary information, we prepare demand forecasts that are the basis for purchase orders for finished and component inventory from our third party manufacturers and suppliers. Our forecasts may fail to anticipate accurately ultimate customer demand for our products. Overestimates of demand may result in excessive inventory production; underestimates may result in inadequate supply of our products in channels of distribution.

        We sell our products primarily to major wholesalers and retail pharmacy chains. Consistent with pharmaceutical industry patterns, 81% of our gross revenues for the nine months ended September 30, 2003 and 90% of our gross revenues for 2002 were derived from four major wholesalers. While we attempt to estimate inventory levels of our products at our major wholesale customers, using historical prescription information and historical purchase patterns, this process is inherently imprecise. These wholesalers rarely provide us with complete information regarding their inventory levels at regional distribution centers, or within their national distribution systems. We rely wholly upon our wholesale and retail drug chain customers to effect the distribution allocation of our products. There can be no assurance that these customers will adequately manage their local and regional inventories to avoid spot outages.

        We cannot control or influence greatly the purchasing patterns of wholesale and retail drug chain customers. These are highly sophisticated customers that purchase our products in a manner consistent with their industry practices and perceived business interests. Our sales are subject to the purchase requirements of our major customers, which, presumably, are based upon their projected demand levels. Purchases by any given customer, during any given measurement period, may be above or below actual prescription volumes of one or more of our products during the same measurement period, resulting in increases or decreases in product inventory existing in the distribution channel, which are managed presumably in accordance with such customer's business practices, without regard to our commercial interests.

If we cannot purchase or integrate new products or companies, our business may suffer.

        Our principal strategy is to continue to expand our business by acquiring new products and companies, developing product line extensions of acquired brands, producing new products through modest research and development of compounds already in use, and successfully promoting our products by utilizing our sales force. There are several factors that could limit or restrict our ability to implement our acquisition strategy successfully:

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  we may not have the financing to acquire an available product;

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  we may not be able to make acquisitions because other bidders may have greater financial resources;

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  we may be unable to locate suitable acquisition candidates;

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  we may not be able to achieve our targeted profit margins with some of the products available for acquisition;

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  we must be able to maintain adequate operational, financial and management information systems and motivate and effectively manage an increasing number of employees, and as a result, we may not manage our acquisitions effectively; and

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  we may not be able to retain or hire the necessary qualified employees.

        Sales of newly acquired products may not be profitable and we may not achieve anticipated sales levels for such products. Moreover, while we anticipate making future acquisitions in accordance with our strategic plan, we might be unable to consummate any future acquisitions, and we may not be able to achieve the same rates of return and historical sales levels of any acquired product. Our failure to do so could have a negative effect on the growth of our sales and profitability, and on our operations.

We may need additional financing to implement our business strategy, which may not be available on terms acceptable to us.

        In order to implement our business strategy, and to grow through acquisitions and product enhancement, we may need additional financing. Our ability to grow is dependent upon, and may be limited by, among other things, the availability of satisfactory financing arrangements. Our existing loan agreement with Wachovia restricts our ability to incur indebtedness and our ability to grant liens upon, and security interests in, our assets, including our intellectual property. As a result, we may not be able to obtain the additional capital necessary to pursue our business strategy. In addition, even if we can obtain additional financing, that financing may not be on terms that are satisfactory to us. Any indebtedness that we incur will rank senior to the interest of the holders of our common stock. We will need to finance any new acquisitions from one or more of the following:

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  our acquisition credit facility with Wachovia Bank;

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  existing working capital and positive cash flow from operations;

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  new borrowings; or

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  issuing equity securities.

Our earnings may be reduced in the future due to the potential impairment of our acquired intangible assets.

        We have made acquisitions of products and businesses that include goodwill, license agreements, product rights and other intangible assets. We intend to make similar acquisitions in the future. As required by applicable accounting rules, we assess the value of these assets when events or changes in circumstances require. If we determine through this process that the value of these assets has been impaired, we may be required to record the impairment charge in our income statement. We cannot assure you that we will not need to record such charges in the future with respect to our current intangible assets, or any that we may acquire in the future. Any such charges may reduce our earnings substantially.

Our research and development efforts may require us to incur substantial expenses, some of which we may not recoup.

        We reevaluate our research and development efforts regularly to assess whether our efforts to develop a particular product or technology are progressing at a rate that justifies our continued expenditures. On the basis of these reevaluations, we have abandoned in the past, and may abandon in the future, our efforts on a particular product or technology. Products we are researching or developing may never be approved for marketing. If we fail to take a product or technology to market on a timely basis, we may incur significant expenses without a near term financial return.

        In the future, we may supplement our internal research and development by entering into research and development agreements with other pharmaceutical companies. We may, upon entering into such agreements, be required to make significant up-front payments to fund projects. We cannot be sure, however, that we will be able to locate adequate research partners or that supplemental research will be available on terms acceptable to us in the future. If we are unable to enter into additional research partnership arrangements, we may incur additional costs to continue research and development internally or we may abandon one or more projects.

We do not have proprietary protection for most of our branded pharmaceutical products, and our sales could suffer from competition by generic or comparable products.

        There is no proprietary protection for most of our branded pharmaceutical products, and competing generic or comparable products for most of these products are sold by other pharmaceutical companies. In addition, governmental and other pressure to reduce pharmaceutical costs may result in physicians prescribing products for which there are generic or comparable products. Increased competition from the sale of generic pharmaceutical or comparable products may cause a decrease in revenue from our branded products, which could have an adverse effect on our business, financial condition and results of operations, which would likely negatively affect the market price of our stock. In addition, our branded products for which there are no generic or comparable forms available, may face competition from different therapeutic treatments used for the same indications for which our branded products are used.

Our intellectual property rights might not afford us with meaningful protection.

        Other than patents and patent applications pending with respect to our CARMOL®40, ROSULA™AQUEOUS CLEANSER, ROSULA™ AQUEOUS GEL, ANAMANTLE™HC and ENTSOL® products, we do not have patents or patent applications pending with respect to any other focus products sold by us. The ownership of a patent or an interest in a patent does not always provide significant protection and the patents and applications in which we have an interest may be challenged as to their validity or enforceability. Others may independently develop similar technologies or design around the patented aspects of our technology. Challenges may result in significant harm to our business. The cost of responding to these challenges and the inherent costs to defend the validity of our patents, including the prosecution of infringements and the related litigation, could be substantial. Such litigation also could require a substantial commitment of management's time, which would detract from the time available to be spent maintaining and developing our business.

        We rely on unpatented proprietary technologies in the development and commercialization of our products. We also depend upon the unpatentable skills, knowledge and experience of our scientific and technical personnel, as well as those of our advisors, consultants and other contractors. To help protect our proprietary know-how that is not patentable, and for inventions for which patents may be difficult to enforce, we often use trade secret protection and confidentiality agreements to protect our interests. These agreements may not effectively prevent disclosure of confidential information or result in the effective assignment to us of intellectual property, and may not provide an adequate remedy to us in the event of unauthorized disclosure of confidential information or other breaches of the agreements. In addition, others may independently develop similar or equivalent trade secrets or know-how.

        In light of the uncertain outcome of the pending litigation concerning various patents relating to our CARMOL®40 product line that is described in the risk factor entitled "Failure to maintain CARMOL®40 net sales would reduce our revenues and profitability," you should not ascribe any significant value to such patents in making a decision to invest in our common stock. We cannot predict the impact on our business that might result from any determination that our patents relating to CARMOL®40 are invalid or unenforceable.

We could be sued regarding the intellectual and proprietary rights of others, which could seriously harm our business and cost us a significant amount of time and money.

        We only conduct patent searches on a limited basis. As a result, the products and technologies we currently market, and those we may market in the future, may infringe on patents and other rights owned by others. If we are unsuccessful in any challenge to the marketing and sale of our products or technologies, we may be required to license the disputed rights, if the holder of those rights is willing, or to cease marketing the challenged products, or to modify our products to avoid infringing upon those rights.

        Patents and patent applications to which we have rights may be subject to claims of rights by third parties. If there are conflicting claims to the same patent or patent application, we may not prevail and, even if we do have some rights in a patent or application, those rights may not be sufficient for the marketing and distribution of products covered by the patent or application.

        Although we believe that our product lines do not infringe on the intellectual property rights of others, infringement claims may be asserted against us in the future, and if asserted, an infringement claim might not be successfully defended. The costs of responding to infringement claims could be substantial and could require a substantial commitment of management's time and resources.

We depend on a limited number of customers, and if we lose any of them, our business could be harmed.

        Our four largest customers, who are wholesalers, accounted for an aggregate of approximately 86% of our accounts receivable at December 31, 2002 and 92% of our accounts receivable at December 31, 2001. The following table presents a summary of sales to our four largest customers as a percentage of our total gross sales:

			Nine Months Ended September 30,
	Year Ended December 31,
Customer
	2001	2002	2003
AmerisourceBergen Corporation	12%	17%	16%
Cardinal Health, Inc.	20%	24%	26%
McKesson Corporation	11%	26%	24%
Quality King Distributors, Inc.	40%	23%	15%

        The loss of any of these customers' accounts or a reduction in their purchases could harm our business, financial condition or results of operations. In addition, we may face pricing pressures from these and other large customers.

Consolidation of wholesalers of pharmaceutical products can negatively affect our distribution terms and sales of our products.

        In recent years, the distribution network for pharmaceutical products has been subject to increasing consolidation. As a result, a few large wholesalers control a significant share of the market. As a consequence, there are fewer channels for wholesale and retail pharmaceutical distribution than were historically available. Accordingly, we depend on fewer wholesalers for our products and we are less able to negotiate price terms with wholesalers. Although we believe that this consolidation among wholesalers will ultimately reduce our distribution costs, our inability to aggressively negotiate price terms with them over the long term could inhibit our efforts to improve our profit margins or sales levels. The continued or future consolidation among pharmaceutical wholesalers could limit our ability to compete effectively. In addition, the number of independent and small chain drug stores has decreased as retail consolidation has occurred. Further consolidation among, or any financial difficulties of, wholesalers or retailers could result in the combination or elimination of warehouses which may result in product returns to our company, cause a reduction in the inventory levels of wholesalers and retailers, or otherwise result in reductions in purchases of our products, any of which could harm our business, financial condition and results of operations.

If we become subject to a product liability claim, we may not have adequate insurance coverage and our reputation could suffer.

        Pharmaceutical and health related products, such as those we market, may carry health risks. Consequently, consumers may bring product liability claims against us. We maintain product liability insurance on our products that provides coverage of up to $5,000,000 in the aggregate per year. This insurance is in addition to the required product liability insurance maintained by the manufacturers of our products. We cannot assure that product liability claims will not exceed that coverage or that our reputation will not suffer as a result of any claims. If insurance does not fully fund any product liability claim, or if we are unable to recover damages from the manufacturer of a product that may have caused such injury, we must pay such claims from our own funds. Any such payment could have a detrimental effect on our financial condition. In addition, we may not be able to maintain our liability insurance at reasonable premium rates, if at all.

We are subject to chargebacks and rebates when our products are resold to governmental agencies and managed care buying groups, which may reduce our future profit margins.

        Chargebacks and rebates are the difference between the prices at which we sell our products to wholesalers and the price that third party payors, such as governmental agencies and managed care buying groups, ultimately pay pursuant to fixed price contracts. Medicare, Medicaid and reimbursement legislation or programs regulate drug coverage and reimbursement levels for most of the population in the United States. Federal law requires all pharmaceutical manufacturers to rebate a percentage of their revenue arising from Medicaid-reimbursed drug sales to individual states. Some of our products are subject to rebates of up to the greater of 15.1% of the average manufacturer price or the difference between the average manufacturer price and the lowest manufacturer price during a specified period. We record an estimate of the amount either to be charged back to us or rebated to the end-users at the time of sale to the wholesaler. Over recent years, the pharmaceutical industry in general has accepted the managed care system of chargebacks and rebates. Managed care organizations increasingly began using these chargebacks and rebates as a method to reduce overall costs in drug procurement. Levels of chargebacks and rebates have increased momentum and caused a greater need for more sophisticated tracking and data gathering to confirm sales at contract prices to third-party payors with respect to related sales to wholesalers. We record an accrual for chargebacks and rebates based upon factors including current contract prices, historical chargeback rates and actual chargebacks claimed. The amount of actual chargebacks claimed could, however, be higher than the amounts we accrue, and could reduce our profit margins.

We selectively outsource some of our non-sales and non-marketing services, and cannot assure you that we will be able to obtain adequate supplies of these services on acceptable terms.

        To enable us to focus on our core marketing and sales activities, we selectively outsource non-sales and non-marketing functions, such as laboratory research, manufacturing and warehousing. As we expand our activities in these areas, we expect to use additional financial resources. Typically, we do not enter into long-term contracts for our non-sales and non-marketing functions. Whether or not long-term contracts exist, we cannot assure you that we will be able to obtain adequate supplies of these services or products in a timely fashion, on acceptable terms, or at all.

The loss of our key personnel could limit our ability to operate our business successfully.

        We are highly dependent on the principal members of our management staff, the loss of whose services we believe would impede the achievement of our acquisition and development objectives. We may not be able to attract and retain key personnel on acceptable terms. Many of our key managerial, operational, scientific and development personnel, including Daniel Glassman, our President, Chief Executive Officer and Chairman, would be difficult to replace. The loss of our personnel's services could delay the development of contracts and products, especially in light of our recent growth. We do not maintain key-person life insurance on any of our employees. In addition, we do not have employment agreements with any of our key employees.

RISKS RELATED TO OUR INDUSTRY

We face significant competition within our industry.

        The pharmaceutical industry is highly competitive. We compete primarily in the dermatologic, podiatric and gastrointestinal product markets and, to a lesser extent, in the nutritional supplement market. CARMOL®40 competes in an approximately $120 million market for prescription skin softeners that includes Lac-Hydrin, marketed by a division of Bristol-Myers Squibb, and Vanamide, marketed by a subsidiary of Aventis. In addition, a manufacturer of generic pharmaceutical products recently introduced significantly less expensive 40% urea products that may be comparable to CARMOL®40 CREAM and CARMOL®40 LOTION. We cannot predict the impact of these recently introduced products on our net sales.

        Many of our competitors are large, well-established companies in the pharmaceutical, chemical, cosmetic and health care fields. Our competitors include AstraZeneca, Aventis, Axcan Pharma, Bristol-Myers Squibb, Connetics, Ferndale Laboratories, First Horizon Pharmaceuticals, Galderma, GlaxoSmithKline, ICN Pharmaceuticals, Medicis Pharmaceutical, Ortho Pharmaceuticals, Pfizer, Salix Pharmaceuticals, Schering Plough, Schwarz Pharma, Upsher-Smith and others. Many of these companies have greater resources than we do to devote to marketing, sales, research and development and acquisitions. As a result, they have a greater ability than us to undertake more extensive research and development, marketing and pricing policy programs. In addition, many of these competitors have greater name-recognition than we do among purchasers of pharmaceutical products, and in some cases, they have a reputation for producing highly-effective products.

        In addition to competition from existing products, it is also possible that our competitors may develop and bring new products to market before us, or may develop new technologies that improve existing products, new products that provide the same benefits as existing products at less cost, or new products that provide benefits superior to those of existing products. These competitors also may develop products that make our current or future products obsolete. Our competitors may also make technological advances reducing their cost of production so that they may engage in price competition through aggressive pricing policies to secure a greater market share to our detriment. Any of these events could have a significant negative impact on our business and financial results, including reductions in our market share and gross margins.

Failure to comply with government regulations could affect our ability to operate our business.

        Virtually all aspects of our activities are regulated by federal and state statutes and government agencies. The manufacturing, processing, formulation, packaging, labeling, distribution and advertising of our products, and disposal of waste products arising from these activities, are subject to regulation by one or more federal agencies, including the FDA, the Federal Trade Commission, the Consumer Product Safety Commission, the U.S. Department of Agriculture, the Occupational Safety and Health Administration, and the Environmental Protection Agency, as well as by foreign governments in countries where we distribute some of our products.

        Noncompliance with applicable FDA or other federal policies or requirements could subject us to enforcement actions, such as suspensions of distribution, seizure of products, product recalls, fines, criminal penalties, injunctions, failure to approve pending drug product applications or withdrawal of product marketing approvals. Similar civil or criminal penalties could be imposed by other government agencies or various agencies of the states and localities in which our products are manufactured, sold or distributed and could have ramifications for our contracts with government agencies, such as the contract we have with the Veteran's Administration and the Department of Defense. These enforcement actions would detract from management's ability to focus on our daily business and would have an adverse effect on the way we conduct our daily business, which could severely impact future profitability.

        All manufacturers, marketers and distributors of human pharmaceutical products are subject to regulation by the FDA. New drugs must be the subject of an FDA-approved new drug application before they may be marketed in the United States. Some prescription and other drugs are not the subject of an approved marketing application but, rather, are marketed subject to the FDA's regulatory discretion and/or enforcement policies. Any change in the FDA's enforcement discretion and/or policies could alter the way we have to conduct our business and any such change could severely impact our future profitability. For example, several of our products, including CARMOL®40, are marketed in the United States without an FDA-approved marketing application because they have been considered by us to be identical, related, or similar to products that existed on the market prior to 1962. Under FDA policies, such products have not been required to have marketing approval, except when significant changes are made to the product that existed on the market prior to 1962. If a competitor submits a new drug application to the FDA for any of these drugs, the FDA may require us to also file a new drug application or an abbreviated new drug application for that same drug in order to continue marketing it in the United States.

        The FDA has the authority and discretion to withdraw existing marketing approvals and to review the regulatory status of marketed products at any time. For example, the FDA may require an approved marketing application for any drug product marketed if new information reveals questions about a drug's safety or efficacy. All drugs must be manufactured in conformity with current agency regulations, and drug products subject to an approved application must be manufactured, processed, packaged, held and labeled in accordance with information contained in the approved application.

        Although we believe that all of our currently marketed pharmaceutical products comply with FDA enforcement policies, our products and related marketing activities are subject to challenge by the FDA at any time. Through various enforcement mechanisms, the FDA can ensure that noncomplying drugs are no longer marketed. In addition, modifications, enhancements, or changes in manufacturing sites of approved products are in many circumstances subject to additional FDA approvals which may or may not be received and which may be subject to a lengthy FDA review process. Our third party manufacturers are continually subject to inspection by governmental agencies. Manufacturing operations could be interrupted or halted in any of those facilities if a government or regulatory authority is unsatisfied with the results of an inspection. Any interruptions of this type could stop or slow the delivery of our products to our customers.

Changes in the reimbursement policies of managed care organizations and other third party payors may reduce our gross margins.

        Our operating results and business success depend in large part on the availability of adequate third party payor reimbursement to patients for our prescription brand products. These third party payors include governmental entities, such as Medicaid, private health insurers and managed care organizations. A majority of the U.S. population now participates in some version of managed care. Because of the size of the patient population covered by managed care organizations, marketing of prescription drugs to them and the pharmacy benefit managers that serve many of these organizations has become important to our business. Managed care organizations and other third party payors try to negotiate the pricing of medical services and products to control their costs. Managed care organizations and pharmacy benefit managers typically develop formularies to reduce their cost for medications. Formularies can be based on the prices and therapeutic benefits of the available products. Due to their lower costs, generic products are often favored. The breadth of the products covered by formularies varies considerably from one managed care organization to another, and many formularies include alternative and competitive products for treatment of particular medical conditions. Exclusion of a product from a formulary can lead to its sharply reduced usage in the managed care organization patient population. Payment or reimbursement of only a portion of the cost of our prescription products could make our products less attractive to patients, suppliers and prescribing physicians. Changes in the reimbursement policies of these entities could prevent our branded pharmaceutical products from competing on a price basis. If our products are not included within an adequate number of formularies or if adequate reimbursement levels are not provided, or if reimbursement policies increasingly favor generic products, our market share, our gross margins and our overall business and financial condition could be negatively affected. We began to focus on the inclusion of our products in these formularies relatively recently and, therefore, other specialty pharmaceutical companies may have a competitive advantage with respect to this marketing channel.

        Moreover, some of our products are not of a type generally eligible for reimbursement, primarily due to either the product's market share being too low to be considered, cheaper generics being available, or because the product is considered over-the-counter. It is also possible that products manufactured by others could have the same effects as our products and be subject to reimbursement. If this were the case, some of our products might become too costly to patients.

We may need to change our business practices to comply with changes to, or may be subject to charges under, the fraud and abuse laws.

        We are subject to various federal and state laws pertaining to health care fraud and abuse, including anti-kickback, marketing and pricing laws. Violations of these laws are punishable by criminal and/or civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state health care programs such as Medicare and Medicaid. In the future, we may have to change our business practices, or our existing business practices could be challenged as unlawful, due to changes in laws, regulations or rules or due to administrative or judicial findings. Changes or challenges of these kinds could reduce our profitability.

We may become subject to federal false claims or other similar litigation brought by private individuals and the government.

        The Federal False Claims Act allows persons meeting specified requirements to bring suit alleging false or fraudulent Medicare or Medicaid claims and to share in any amounts paid to the government in fines or settlement. These suits, known as qui tam actions, have increased significantly in recent years and have increased the risk that a health care company will have to defend a false claim action, pay fines and/or be excluded from Medicare and Medicaid programs. Federal false claims litigation can lead to civil monetary penalties, criminal fines and imprisonment and/or exclusion from participation in Medicare, Medicaid and other federally funded health programs. Other alternate theories of liability may also be available to private parties seeking redress for these claims. A number of parties have brought claims against numerous pharmaceutical manufacturers, and we cannot be certain that these claims will not be brought against us, or if they are brought, that these claims might not be successful.

RISKS RELATED TO OUR COMMON STOCK AND THE OFFERING

Our Class B common stock has the right, as a class, to elect a majority of our board of directors and has disparate voting rights with respect to all other matters on which our stockholders vote, your voting rights will be limited and the market price of our common stock may be affected adversely.

        Holders of our common stock are entitled to one vote per share on matters on which our stockholders vote generally. As long as there are at least 325,000 shares of our Class B common stock outstanding, holders of our Class B common stock vote, as a class, to elect a majority of our board of directors. In addition, shares of our Class B common stock are entitled to five votes per share on all other matters to be voted on by stockholders in general. The ability of the holders of our Class B common stock to elect a majority of our directors and the differential in the voting rights between the common stock and the Class B common stock could affect adversely the market price of our common stock. All of the outstanding shares of our Class B common stock are currently held by Daniel Glassman, our founder and Chairman of the Board, President and Chief Executive Officer, Iris Glassman and Bradley Glassman.

Our founder and Chairman of the Board, President and Chief Executive Officer exercises substantial control over our affairs.

        At September 30, 2003, Daniel Glassman, our founder and Chairman of the Board, President and Chief Executive Officer, and members of his immediate family (including Iris Glassman and Bradley Glassman), were the beneficial owners of approximately 15% of our outstanding common stock, consisting of all outstanding shares of Class B common stock and 1,803,000 shares of common stock. The Class B common stock currently votes, as a class, to elect a majority of our board of directors, and has five votes per share or approximately 20% of the total voting power, with respect to all other matters on which our stockholders are entitled to vote. After this offering, the Class B common stock will have approximately 13% (or 12.6% if the underwriters' over-allotment option is exercised in full) of the total voting power with respect to all matters on which our stockholders are entitled to vote other than the election of the board of directors. As a result, Daniel Glassman exercises control over the election of our board of directors and significantly influences all of our corporate actions. The interests of Mr. Glassman and his family may differ from those of our other stockholders and they may be able to take actions that advance their respective interests to the detriment of our other stockholders. Mr. Glassman's ability to exercise control over the election of the board of directors may discourage, delay or prevent a merger or acquisition and could discourage any bids for our common stock at a premium over the market price.

We have potential liability arising from securities transferred to accounts of 401(k) plan participants in violation of applicable securities laws.

        Since 1997, we have failed to register, in compliance with applicable securities laws, shares of our common stock transferred to accounts of participants in our 401(k) plan and the interests of those participants in that plan, which may also be deemed securities requiring registration. We intend to register those shares and interests in the near future and to offer a 30-day right of rescission to those participants who received shares of our common stock in violation of applicable securities laws during the two years preceding the date of that registration, the statute of limitations period that we believe may generally apply to claims for rescission under applicable state laws. Under the rescission offer, the participants will be entitled to require us to repurchase those shares at the price per share of our common stock when the shares were transferred to the participant's account, plus interest at a rate to be determined.

        Based upon our preliminary investigation, we currently believe that approximately 21,000 shares of our common stock were transferred to accounts of 401(k) plan participants between October 1, 2001 and September 30, 2003 and, if subject to our rescission offer, would have an aggregate repurchase price of approximately $280,000, plus interest. The weighted average price per share of our common stock when those shares were transferred to accounts of 401(k) plan participants was $13.28, and approximately 900 of those shares were transferred when the price per share of our common stock was above $20. However, given that the price per share of our common stock has increased from levels two years ago, the actual aggregate repurchase price of the shares that will be subject to our rescission offer when made, including the number of shares transferred to accounts of participants when the price per share was above $20, will likely be higher. We may also face fines or other penalties for our violation of applicable securities laws, and we cannot assure you that we will not be required to offer rescission to participants who received shares of our common stock prior to the two-year period covered by our anticipated rescission offer.

        In addition, applicable securities laws do not expressly provide that our planned rescission offer will terminate a participant's right to rescind a sale of stock that was not properly registered. Accordingly, we may continue to have a contingent liability relating to the shares transferred to accounts of participants who do not accept the rescission offer, based upon the price per share of our common stock when the shares were transferred to the participant's account.

Our certificate of incorporation and Delaware law may delay or prevent our change of control, even if beneficial to investors.

        Our charter authorizes us to issue up to 2,000,000 shares of preferred stock with such designations, rights and preferences as the board of directors may determine from time to time. This authority empowers the board of directors, without further stockholder approval, to issue preferred shares with dividend, liquidation, conversion, voting or other rights that could decrease the voting power or other rights of the holders of our common stock. The issuance of such preferred stock could, under some circumstances, discourage, delay or prevent a change of control. To date, we have not issued any shares of preferred stock. In addition, we are and will continue to be, subject to the anti-takeover provisions of the Delaware General Corporation Law, which could delay or prevent a change of control.

Our stock price has fluctuated considerably and may decline.

        Stock prices of emerging growth pharmaceutical and small-cap companies such as ours fluctuate significantly. In particular, our stock price per share since January 1, 2002 has fluctuated from a low of $6.80 to a high of $32.50. A variety of factors that could cause the price of our common stock to fluctuate, perhaps substantially, include:

  •
  announcements of developments related to our business;

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  quarterly fluctuations in our actual or anticipated operating results;

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  general conditions in the pharmaceutical and health care industries;

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  new products or product enhancements by us or our competitors;

  •
  developments in patents or other intellectual property rights and litigation;

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  developments in our relationships with our customers and suppliers;

  •
  current events affecting the political, economic and social situation in the United States and other countries where our subsidiaries operate;

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  changes in financial estimates and recommendations by securities analysts;

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  lack of an active, liquid trading market for our common stock;

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  acquisitions and financings, including the offering contemplated by this prospectus;

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  the operating and stock price performance of other companies that investors may deem comparable; and

  •
  purchases or sales of blocks of our common stock, including any short-selling activities.

        We will not be able to control many of these factors, and we believe that period-to-period comparisons of our financial results will not necessarily be indicative of our future performance. If our revenues, if any, in any particular period do not meet expectations, we may not be able to adjust our expenditures in that period, which could cause our operating results to suffer further. If our operating results in any future period fall below the expectations of securities analysts or investors, our stock price may fall by a significant amount.

        In addition, in recent years there have been extreme fluctuations in the stock market in general and the market for shares for emerging growth pharmaceutical companies in particular. These fluctuations were sometimes unrelated to the operating performance of these companies. Any such fluctuations in the future could reduce the market price of our common stock. We do not know whether the market price of our common stock will decline or not.

We are at risk of securities class action litigation due to our stock price volatility.

        In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. Due to the expected volatility of our stock price, we could be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources from our business.

We may invest or spend the proceeds of this offering in ways with which you may not agree.

        We intend to use the proceeds from this offering for general corporate purposes and possible acquisitions. Because of the number and variability of factors that determine this use, the uses may vary substantially from those currently planned. Accordingly, we have broad discretion over the use of proceeds and we may invest or spend the proceeds of this offering in ways with which you may not agree.

The exercise of outstanding warrants and options, the conversion of outstanding notes, or the issuance of other shares could reduce the market price of our stock.

        We currently have outstanding a substantial number of options and warrants to purchase shares of our common stock and notes convertible into shares of our common stock. If the holders of all outstanding warrants and options exercised them and the holders of all outstanding convertible notes converted them, we would have approximately an additional 3,674,534 shares of common stock issued and outstanding as of September 30, 2003. The sale, or availability for sale, of such substantial amounts of additional shares of common stock in the public marketplace could reduce the prevailing market price of our securities and otherwise impair our ability to raise additional capital through the sale of equity securities.

We may sell equity securities in the future, which would cause dilution.

        We may sell equity securities in the future to obtain funds for general corporate or other purposes. We may sell these securities at a discount to the market price. Any future sales of equity will dilute the holdings of existing stockholders, possibly reducing the value of their investment.

You will suffer immediate and substantial dilution because the net tangible book value of shares purchased in this offering will be substantially lower than the offering price.

        The public offering price of the shares of common stock in this offering will significantly exceed the net tangible book value per share of our common stock. Any shares of common stock that investors purchase in this offering will have a post-closing net tangible book value per common share of $13.84 per share less than the public offering price paid of $22.42. Accordingly, if you purchase common stock in this offering, you will incur immediate and substantial dilution of your investment.

FORWARD-LOOKING STATEMENTS

        Some of the statements under the captions "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and contained or incorporated by reference in this prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements that address activities, events or developments that we expect, believe or anticipate will or may occur in the future, including:

  •
  our plans to execute our Acquire, Enhance, Grow strategy;

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  market acceptance of our products;

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  our plans to launch new and enhanced products;

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  our plans to increase our sales;

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  our ability to obtain new distributors and market approvals in new countries;

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  our plans to pursue patents;

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  our ability to successfully compete in the marketplace;

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  our plans to increase the size of our sales force;

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  our future financial condition and results of operations;

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  our plans to effect a rescission offer and its expected impact on our financial condition;

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  the adequacy of our cash, cash equivalents and cash generated from operations to meet our working capital requirements for the next twelve months; and

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  the impact of the changes in the accounting rules discussed in this prospectus.

        In some cases, you can also identify forward-looking statements by terminology such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions. All forward-looking statements are based on assumptions that we have made based on our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate. These statements are subject to numerous risks and uncertainties, many of which are beyond our control, including the statements set forth under "Risk Factors."

        No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

        The net proceeds to us from the sale of the 4,000,000 shares of our common stock in this offering are estimated to be approximately $83.6 million ($96.2 million if the underwriters' over-allotment option is exercised in full), after deducting the underwriting discount and our estimated offering expenses.

        We intend to use the net proceeds of this offering for general corporate purposes and possible acquisitions of products or businesses. We have not yet finalized the amount of net proceeds we will use specifically for each of the foregoing purposes. The timing and amount of our actual expenditures will depend on numerous factors, including the nature, timing and amounts of any acquisitions and the amount of cash, if any, generated by our operations. Accordingly, we will have significant flexibility in applying the net proceeds of this offering. Until the funds are used as described above, we intend to invest the proceeds of this offering in interest-bearing, investment-grade securities. See "Risk Factors—We may invest or spend the proceeds of this offering in ways with which you may not agree."

PRICE RANGE OF COMMON STOCK

        Shares of our common stock were traded on The Nasdaq National Market under the symbol "BPRX" until May 13, 2003, when they were listed and began trading on the New York Stock Exchange under the symbol "BDY." Our Class B common stock is not publicly traded.

        The following table sets forth the range of high and low sales prices for shares of our common stock for the periods indicated. On December 10, 2003, the closing sale price for our common stock was $22.42 per share, as reported on the New York Stock Exchange.

	Price Range
	High	Low
Year Ended December 31, 2001
First quarter	$2.50	$1.31
Second quarter	5.99	2.06
Third quarter	10.77	5.10
Fourth quarter	23.25	7.31
Year Ended December 31, 2002
First quarter	$24.00	$10.51
Second quarter	14.02	10.25
Third quarter	13.28	6.80
Fourth quarter	15.65	7.90
Year Ended December 31, 2003
First quarter	$16.95	$10.07
Second quarter	17.98	11.50
Third quarter	32.50	16.31
Fourth quarter (through December 10, 2003)	31.05	21.65

        As of September 30, 2003, there were 212 registered holders of record of shares of our common stock.

DIVIDEND POLICY

        We have never declared a cash dividend. We intend to retain any earnings to fund future growth and the operation of our business and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. In addition, our credit facility limits our ability to declare cash dividends.

CAPITALIZATION

        The following sets forth our cash and cash equivalents and our capitalization as of September 30, 2003:

  •
  on an actual basis; and

  •
  on an as adjusted basis to reflect our receipt of the net proceeds from the sale of 4,000,000 shares of our common stock in this offering, after deducting the underwriting discount and our estimated offering expenses. See "Use of Proceeds."

        This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere or incorporated by reference in this prospectus.

	September 30, 2003
	Actual	As Adjusted
Cash and cash equivalents	$49,459,747	$133,033,747

Long-term debt (including current portion):
Revolving credit facilities(1)	$—	$—
Other long-term debt	151,080	151,080
4% convertible senior subordinated notes	37,000,000	37,000,000

Total long-term debt	37,151,080	37,151,080

Stockholders' equity
Preferred stock, $.01 par value; authorized, 2,000,000 shares; issued, none	—	—
Common stock, $.01 par value, authorized, 26,400,000; issued 11,148,584 shares	111,486	151,486
Class B common stock, $.01 par value, authorized, 900,000 shares, 429,752 issued and outstanding shares	4,298	4,298
Additional paid-in capital	33,334,543	116,868,543
Retained earnings	19,877,593	19,877,593
Accumulated other comprehensive gain	332,197	332,197
Treasury stock (831,286 shares), at cost	(2,269,798)	(2,269,798)

Total stockholders' equity	51,390,319	134,964,319

Total capitalization	$88,541,399	$172,115,399

(1)
The maximum availability under our credit facility is $15 million.

        The above table excludes as of September 30, 2003:

    •
    outstanding options to purchase up to an aggregate of 1,698,476 shares of common stock under our stock option plans at a weighted average exercise price of $5.87;

    •
    outstanding warrants to purchase up to an aggregate of 126,058 shares of common stock at a weighted average exercise price of $12.03;

    •
    3,633,685 shares of common stock reserved for future option grants under our stock option plans; and

    •
    approximately 1,850,000 shares of common stock issuable upon conversion of our outstanding 4% convertible senior subordinated notes due 2013.

DILUTION

        The net tangible book value of our common stock as of September 30, 2003 was approximately $42,961,000, or $4.00 per share. Net tangible book value per share represents the amount of our total assets, excluding net intangible assets, less our total liabilities, divided by the total number of shares of our common stock and Class B common stock outstanding. Net intangible assets consist of intangible assets, goodwill and deferred financing costs.

        Without taking into account any other changes in net tangible book value, other than to give effect to the sale of 4,000,000 shares of common stock offered by us in this prospectus at the public offering price of $22.42 per share, and after deducting the underwriting discount and estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2003 would have been approximately $126.5 million, or $8.58 per share. This represents an immediate increase in net tangible book value of $4.58 per share to existing stockholders and an immediate dilution of $13.84 per share to investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

Public offering price per share		$22.42
Net tangible book value per share as of September 30, 2003	4.00
Increase per share attributable to new investors	4.58

Net tangible book value per share after this offering		8.58

Dilution per share to new investors		$13.84

        The calculation of net tangible book value and other computations above assume that no options or warrants were exercised and no conversion of our outstanding convertible notes after September 30, 2003. As of September 30, 2003, 1,698,476 shares of common stock were issuable upon exercise of outstanding options at a weighted average exercise price of $5.87 and warrants outstanding to purchase a total of 126,058 shares of common stock at a weighted average exercise price of $12.03 per share. As of that date, our convertible notes were convertible into an aggregate of 1,850,000 shares of our common stock. If all of these options and warrants had been exercised and the notes converted as of September 30, 2003, our net tangible book value on that date would have been $96.8 million or $6.71 per share, the increase in net tangible book value attributable to new investors would have been $3.08 per share and the dilution in net book value to new investors would have been $12.63 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data set forth below for each of the years ended December 31, 2002, 2001, 2000, 1999 and 1998 have been derived from our audited consolidated financial statements which were audited by Grant Thornton LLP, independent certified public accountants, and in the case of the financial statements as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, are included elsewhere in this prospectus. The selected consolidated financial data as of September 30, 2003 and for the nine months ended September 30, 2003 and 2002 have been derived from our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles. In our opinion, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of normal recurring entries) necessary to present fairly our financial position, results of operations and cash flows. You should read this table in conjunction with our audited consolidated financial statements and related notes, our unaudited condensed consolidated interim financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere or incorporated by reference in this prospectus. The selected consolidated financial data for the nine months ended September 30, 2003 are not necessarily indicative of the results that can be expected for the full fiscal year ending December 31, 2003.

						Nine Months Ended September 30,
	Year Ended December 31,
Statement of Operations Data
	1998	1999	2000	2001	2002	2002	2003
Net sales	$15,853,002	$18,850,294	$18,557,429	$25,702,966	$39,668,973	$28,543,737	$51,248,129
Cost of sales	4,595,582	5,083,148	4,271,967	4,168,045	4,568,461	3,230,201	4,316,447

Gross profit	11,257,420	13,767,146	14,285,462	21,534,921	35,100,512	25,313,536	46,931,682

Selling, general and administrative	8,961,198	11,473,059	11,646,611	15,473,059	21,890,232	15,641,868	27,443,029
Depreciation and amortization	1,104,753	1,138,052	954,568	1,169,484	1,139,531	841,916	896,458
Interest expense (income), net	200,180	235,473	248,115	(73,588)	(359,261)	(225,163)	53,664
Losses on short-term investments	—	—	—	700,000	49,535	—	—
Loss due to impairment of asset	—	—	3,897,000 (1)	—	—	—	—
Other income	(47,684)	—	—	—	—	—	—

Total expenses	10,218,447	12,846,584	16,746,294	17,268,955	22,720,037	16,258,621	28,393,151

Income (loss) before income tax expense	1,038,973	920,562	(2,460,832)	4,265,966	12,380,475	9,054,915	18,538,531
Income tax expense (benefit)	120,000	360,000	(398,000)	654,000	4,746,000	3,531,000	7,230,000

Net income (loss)	$918,973	$560,562	$(2,062,832)	$3,611,966	$7,634,475	$5,523,915	$11,308,531

Basic net income (loss) per common share	$0.11	$0.07	$(0.26)	$0.42	$0.73	$0.53	$1.07

Diluted net income (loss) per common share	$0.10	$0.07	$(0.26)	$0.37	$0.67	$0.48	$0.94	(2)

Shares used in computing basic net income (loss) per common share	8,410,000	7,970,000	7,900,000	8,570,000	10,470,000	10,460,000	10,600,000

Shares used in computing diluted net income (loss) per common share	8,950,000	8,020,000	7,900,000	9,660,000	11,440,000	11,440,000	12,290,000

(1)
Consists of an impairment loss of $3,897,000 relating to the DECONAMINE® trademark.
(2)
Gives effect to $231,398 in interest and other expenses, net of tax effects, relating to our convertible notes.

	As of December 31,
Balance Sheet Data						As of September 30, 2003
	1998	1999	2000	2001	2002
Cash and cash equivalents	$1,417,746	$385,640	$453,200	$10,337,214	$20,820,725	$49,459,747
Short-term investments	—	—	—	6,977,988	5,188,091	25,874,252
Working capital	870,937	737,323	3,411,897	19,310,242	28,162,830	76,606,288
Total assets	21,050,013	21,047,645	17,425,536	35,601,433	43,917,100	98,554,367
Long-term debt (excluding current portion)	1,245,851	162,922	661,569	305,739	155,362	37,057,928
Stockholders' equity	13,871,403	13,882,070	11,901,480	30,170,283	38,193,716	51,390,319

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes and our unaudited consolidated interim financial statements and related notes. The following discussion and analysis contains forward-looking statements regarding our future performance. All forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking statements. See "Forward-Looking Statements" and "Risk Factors."

Overview

        We are a specialty pharmaceutical company that acquires, develops and markets prescription and over-the-counter products in selected markets. Our Doak Dermatologics subsidiary promotes our branded dermatologic and podiatric products to dermatologists and podiatrists in the U.S. through its dedicated sales force of more than 110 representatives. Our Kenwood Therapeutics division promotes our branded gastrointestinal products to gastroenterologists in the U.S. through its dedicated sales force of more than 30 representatives. To a lesser extent, Kenwood Therapeutics also markets nutritional supplements and respiratory products.

Results of Operations

  Percentage of Net Revenues

        The following table sets forth certain data as a percentage of net revenues for the periods indicated.

				Nine Months Ended
	Year Ended December 31,
				September 30,
	2000(1)	2001(2)	2002	2002	2003
Net sales	100%	100%	100%	100%	100%
Gross profit	77.0%	83.8%	88.5%	88.7%	91.6%
Operating expenses	88.9%	67.5%	58.2%	57.7%	55.3%
Operating income (loss)	(11.9)%	16.3%	30.3%	31.0%	36.3%
Interest expense (income), net	1.3%	(0.3)%	(0.9)%	(0.8)%	0.1%
Income tax expense (benefit)	(2.1)%	2.5%	12.0%	12.4%	14.1%

Net income (loss)	(11.1)%	14.1%	19.2%	19.4%	22.1%

(1)
Included in operating expenses is a loss due to impairment of asset of $3,897,000.
(2)
Included in operating expenses is a loss on a short-term investment of $700,000.

  Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002

        Net sales for the nine months ended September 30, 2003 were $51,248,129, representing an increase of $22,704,392, or approximately 80%, from $28,543,737 for the nine months ended September 30, 2002.

        For the nine months ended September 30, 2003, net sales for Doak Dermatologics increased approximately $18,586,000, which includes new product sales of ROSULA™ AQUEOUS GEL of approximately $3,096,000 and ROSULA™ AQUEOUS CLEANSER of approximately $2,798,000 and same product sales increases of CARMOL®40 CREAM of approximately $6,574,000, CARMOL®40 LOTION of approximately $2,734,000, CARMOL®40 GEL of approximately $1,573,000 and LIDAMANTLE® and LIDAMANTLE®HC of approximately $2,036,000, compared to the same period of 2002. The total net sales for CARMOL®40 CREAM, LOTION and GEL for the nine months ended September 30, 2003 were approximately $25,164,000. For the nine months ended September 30, 2003, net sales for Kenwood Therapeutics increased approximately $4,118,000, which includes new product sales of ANAMANTLE™ HC of approximately $2,299,000 and PAMINE® FORTE of approximately $601,000, and same product sales increases in respiratory products of approximately $511,000 and PAMINE® of approximately $716,000, compared to the same period of 2002.

        The overall increases in the sales of dermatologic products and in particular, CARMOL®40 products, LIDAMANTLE® and LIDAMANTLE®HC, were primarily due to greater promotional efforts and the utilization of market research data to target receipt of product messages by physicians and customers who we believe will generate higher sales. The overall increases in respiratory products were primarily due to our negotiation of more favorable managed care contracts. The timing of wholesale purchases also increased sales of respiratory products and PAMINE®.

        During the second quarter of 2003, a competitor launched a competing product with the same active ingredient as CARMOL®40. In October 2003, another competitor introduced a line of significantly less expensive products with the same active ingredient. These introductions of competing products may result in reduced demand for our CARMOL®40 products. If sales of the CARMOL®40 product line or any other material product line decreases and we fail to replace those sales, our revenues and profitability would decrease.

        Cost of sales for the nine months ended September 30, 2003 were $4,316,447, representing an increase of $1,086,246, or approximately 34%, from $3,230,201 for the nine months ended September 30, 2002. The gross profit percentage for the nine months ended September 30, 2003 was 92%, compared to 89% for the nine months ended September 30, 2002. The increase in the gross profit percentage reflects a change in our sales mix, with greater sales of existing prescription products, including CARMOL®40 products and the new prescription products launched in 2003.

        Selling, general and administrative expenses for the nine months ended September 30, 2003 were $27,443,029, representing an increase of $11,801,161, or approximately 75%, compared to $15,641,868 for the nine months ended September 30, 2002. The increase in selling, general and administrative expenses reflects increased spending on sales and marketing to implement our strategy of aggressively marketing our dermatologic, podiatric and gastrointestinal brands, and increases in legal expenses for the nine months ended September 30, 2003 of approximately $1,145,000 compared to the same period in the prior year. The increases in legal expenses was primarily due to current litigation. Selling, general and administrative expenses as a percentage of net sales were 54% for the nine months ended September 30, 2003, representing a decrease of 1% compared to 55% for the nine months ended September 30, 2002. The decrease in selling, general and administrative expenses as a percentage of net sales is a result of net sales growing faster than selling, general and administrative expenses. We anticipate that our selling expenses will increase in the next several quarters, as we increase the size of our Doak Deratologics sales force.

        Depreciation and amortization expenses for the nine months ended September 30, 2003 were $896,458, representing an increase of $54,542 from $841,916 in the nine months ended September 30, 2002.

        Interest expense, net for the nine months ended September 30, 2003 was $53,664, representing an increase of $278,827 from the nine months ended September 30, 2002. The increase was principally due to accrued interest expense payable to convertible note holders. We issued $25 million of 4% senior subordinated convertible notes due 2013 on June 11, 2003 and an additional $12 million of these notes on July 24, 2003.

        Income tax expense for the nine months ended September 30, 2003 was $7,230,000, representing an increase of $3,699,000 from $3,531,000 for the nine months ended September 30, 2002. The effective tax rate used to calculate the income tax expense for the nine months ended September 30, 2003 and 2002 was approximately 39%.

        Net income for the nine months ended September 30, 2003 was $11,308,531, representing an increase of $5,784,616, or approximately 105%, from $5,523,915 for the nine months ended September 30, 2002. Net income as a percentage of net sales for the nine months ended September 30, 2003 was 22%, representing an increase of 3% compared to 19% for the nine months ended

September 30, 2002. This improvement was principally due to an increase in net sales, gross profit margin, and interest income, partially offset by an increase in selling, general and administrative expenses and interest expense.

  Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        Net sales for 2002 were $39,668,973, representing an increase of $13,966,007, or approximately 54%, compared to 25,702,966 in 2001. The increase during 2002 primarily reflected an increase in net sales of Doak Dermatologics new product sales from CARMOL®40 GEL of approximately $4,400,000, and same product sales growth from CARMOL®40 CREAM of approximately $4,035,000, CARMOL®40 LOTION of approximately $3,358,000, other CARMOL® products of approximately $938,000, ACIDMANTLE®/LIDAMANTLE® line of products of approximately $1,318,000 and Kenwood Therapeutics' respiratory products of $1,172,000. The increase during 2002 was partially offset by a decline in PAMINE® net sales by Kenwood Therapeutics of approximately $1,297,000.

        The overall increases in respiratory products were primarily due to our negotiation of more favorable managed care contracts and the timing of wholesale purchases. The overall increases in sales of our dermatology products, particularly CARMOL®40 CREAM, CARMOL®40 LOTION and ACIDMANTLE®/LIDAMANTLE® line of products, were primarily due to greater promotional attention and the utilization of market research data to ensure product messages are received by physicians and customers who we believe will generate higher net sales. Due to the offering of slight pricing discounts and extended payment terms to wholesalers and increased demand for our products, we shipped during December 2002 $2,653,000 in products to a major customer. The sales decline in PAMINE® was primarily due to the realignment of our sales force and the focusing of our promotional efforts towards greater growth opportunities in the area of dermatology.

        Cost of sales for 2002 was $4,568,461, representing an increase of $400,416, or approximately 10%, from $4,168,045 for 2001. The gross profit percentage for 2002 was 88%, compared to 84% during 2001. The increase in the gross profit percentage reflects a change in our sales mix, with greater sales of Doak Dermatologics prescription products that generate a higher gross profit percentage.

        Selling, general and administrative expenses for 2002 were $21,890,232, representing an increase of $6,417,173, or approximately 41%, compared to $15,473,059 for 2001. The increase in selling, general and administrative expenses reflect increased investment in our sales and marketing areas, with resulting increases in promotional and advertising expenses in order to implement our strategy of marketing Doak Dermatologics products and the hiring of additional executive personnel in anticipation of continued revenue growth. Selling, general and administrative expenses as a percentage of net sales were 55% for 2002, a decrease of 5% compared to 60% in 2001.

        Depreciation and amortization for 2002 was $1,139,531, representing a decrease of $29,953 from 2001.

        Interest income, net for 2002 was $359,261, representing an increase of $285,673 from 2001. The improvement was principally due to a decrease in borrowings under our revolving asset-based credit facility and an increase in interest income from short-term investments generated by investing excess cash flow from operations and proceeds from our October 30, 2001 private placement of common stock.

        Losses on short-term investments for 2002 were $49,535, compared to $700,000 in 2001. During 2001, we recorded a $700,000 loss related to the impairment of an investment resulting from a bank failure.

        Income tax expense for 2002 was $4,746,000, compared to $654,000 in 2001. Our effective tax rate was 38% in 2002, compared to 15% in 2001, due to the reduction of the valuation allowance against our deferred tax assets of $1,043,000 recorded in 2001.

        Net income for 2002 was $7,634,475, representing an increase of $4,022,509, or approximately 111% compared to $3,611,966 for 2001.

        Net income for Kenwood Therapeutics for 2002 was approximately $1,192,000, representing a decrease of approximately $263,000 from 2001. The decrease for 2002 was principally due to a decrease in Kenwood's net sales of approximately $189,000 and the recording of a deferred tax benefit in 2001, which was partially offset by a decrease in selling, general and administrative expenses of approximately $447,000 and the recording of a loss on investment of $700,000 in 2001.

        Net income for Doak Dermatologics for 2002 was approximately $6,443,000, representing an increase of approximately $4,286,000, or approximately 199%, compared to approximately $2,157,000 for 2001. The increase was principally due to an increase in net sales and gross profit percentage. The new product sales of CARMOL®40 GEL and same product sales growth of CARMOL®40 CREAM and ACIDMANTLE®/LIDAMANTLE® line of products primarily contributed to the increase in net sales and the gross profit percentage.

  Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

        Net sales for 2001 were $25,702,966, representing an increase of $7,145,537, or approximately 39%, from $18,557,429 in 2000. This increase primarily reflects gains resulting from Kenwood Therapeutics' net sales of PAMINE® of approximately $2,845,000 and Doak Dermatologics' net sales of CARMOL®40 of approximately $3,006,000, LIDAMANTLE® of approximately $460,000 and new product sales from LIDAMANTLE®HC of approximately $389,000 and CARMOL®40 LOTION of approximately $1,336,000. The increase was partially offset by a decline in DECONAMINE® net sales of approximately $507,000 and BRONTEX® net sales of approximately $186,000. The increase in same product sales of CARMOL®40, PAMINE® and LIDAMANTLE® was primarily due to greater promotional attention, our increased sales force, the offering of slight discounts to wholesalers to encourage stocking and the utilization of market research data. Due to the offering of slight discounts to wholesalers and increased demand for our products, we shipped during December 2001 approximately $3,090,000 of products to a major customer. The sales decline of DECONAMINE® and BRONTEX® was primarily attributable to an increase in therapeutic generic substitution, formulary restrictions, reduction in promotion and the launch of new competitive products.

        Cost of sales for 2001 was $4,168,045, representing a decrease from 2000 of $103,922, or approximately 2%, from $4,271,967 for 2000. Our gross profit percentage for 2001 was 84% as compared to 77% during 2000. The improvement in the gross profit margin reflects a change in our sales mix, with greater sales of prescription products that generate a higher gross profit percentage. The change in the sales mix represented an increase in prescription products of CARMOL®40, PAMINE® and LIDAMANTLE®. In addition, we benefited from cost savings due to outsourcing to more cost efficient vendors.

        Selling, general and administrative expenses for 2001 were $15,473,059, representing an increase of $3,826,448, or approximately 33%, from $11,646,611 in 2000. The increase in selling, general and administrative expenses reflect increased investment in our sales and marketing areas, with resulting increases in promotional and advertising expenses of approximately $1,398,000 in order to implement our strategy of aggressively marketing CARMOL®40, GLUTOFAC®-ZX and PAMINE® and an increase in variable compensation of $498,000. In addition, we increased non-cash equity-based compensation charges relating to consulting services during 2001 of approximately $317,000.

        Depreciation and amortization expenses for 2001 was $1,169,484, representing an increase of $214,916, as compared to $954,568 in 2000. The increase in depreciation and amortization expense was primarily due to equipment purchases, specifically to upgrade and install a computer network and a decrease in the remaining useful life of the BRONTEX® trademark.

        Interest income, net for 2001 was $73,588, representing an improvement of $321,703 from interest expense of $248,115 for 2000. The improvement was principally due to a decrease in borrowings from our revolving asset-based credit facility, decrease in an acquisition note and an increase in interest income from short-term investments due to our investing excess cash.

        Loss due to impairment of asset for 2000 was $3,897,000. We recorded an impairment loss relating to the DECONAMINE® trademark. As a result of our strategic review process of our product lines and related intangible assets, we determined that an event or circumstance occurred requiring this change. We changed our future sales forecast for the product during April 2000 after it became apparent that significant marketing attention during the fourth quarter of 1999 had minimal impact on the product's sales. Consequently, the fair value of the DECONAMINE® trademark was calculated on the basis of discounted estimated future cash flows and resulted in a non-cash charge of $3,897,000. This charge, which has been recorded in our consolidated statement of income, had no impact on our cash flow. No impairment loss was recorded for 2001.

        Loss on investment for 2001 was $700,000. We recorded a $700,000 pre-tax charge related to an impairment of an investment resulting from a subsequent bank failure. A portion of our $1 million certificate of deposit invested is unlikely to be collected. The revised carrying amount of $300,000 is comprised of $100,000 representing the amount we already collected on the certificate of deposit and $200,000 representing the estimated amount realizable on the certificate of deposit based upon information we obtained from the FDIC. No investment loss was recorded for 2000.

        Income tax expense for 2001 was $654,000, in comparison to an income tax benefit of $398,000 for 2000 or an increase in income tax expense of $1,052,000. The increase was principally due an increase in pre-tax income in fiscal 2001. Our effective tax rate was 15% in 2001, as compared to 16% in 2000. During fiscal 2001 and 2000, we benefited from a reduction of the valuation allowance against our deferred tax assets of $1,043,000.

        Net income for 2001 was $3,611,966, compared to a net loss of $2,062,832 in 2000, representing an increase of $5,674,798. The increase was principally due to an increase in net sales, an increase in gross profit percentage, an increase in interest revenue and our recording of a loss due to impairment of the trademark in 2000, which was partially offset by an increase in selling, general and administrative expenses, an increase in depreciation and amortization and the recording of a loss on investment.

        Net income for Kenwood Therapeutics for 2001 was approximately $1,455,000, representing an increase of $5,485,000 from the net loss of approximately of $4,030,000 in 2000. The increase was principally due to an increase in net sales of $2,513,000 and the recording of loss due to impairment of asset in 2000, which was partially offset by the recording of the loss on investment. The product PAMINE® primarily contributed to the increase in net sales, which was partially offset by a decrease in net sales of DECONAMINE® and BRONTEX®.

        Net income for Doak Dermatologics for 2001 was approximately $2,157,000, representing an increase of approximately $190,000 from 2000. The increase was principally due to an increase in net sales of approximately $4,633,000 and an increase in the gross profit percentage from 82% to 86%. Increased product sales of CARMOL®40 and LIDAMANTLE® and new product sales of LIDAMANTLE®HC and CARMOL®40 LOTION primarily contributed to the increase in net sales and gross profit percentage.

Liquidity and Capital Resources

        Our liquidity requirements arise from our working capital requirements, debt service and funding of acquisitions. We have historically met these cash requirements through cash from operations, proceeds from our lines of credit, bank borrowings for product acquisitions and the issuance of common stock and convertible notes.

        Our cash and cash equivalents and short-term investments were $75,333,999 at September 30, 2003 and $26,008,816 at December 31, 2002. Cash provided by operating activities for the nine months ended September 30, 2003 was $14,869,828. The sources of cash primarily resulted from net income of $11,308,531 plus non-cash charges for depreciation and amortization of $896,458; non-cash charges for amortization of deferred financing costs of $107,840; non-cash compensation for consulting services of $11,041; tax benefit from exercise of non-qualified stock options and warrants of $1,137,456; an increase in accounts payable of $499,551; an increase in accrued expenses of $2,661,643 resulting primarily from an increase in rebates; and an increase in income taxes payable of $1,027,390. The sources of cash were partially offset by an increase in deferred income taxes of $463,716; an increase in accounts receivable of $1,002,899, primarily due to an increase in sales; an increase in inventories of $776,896, primarily due to initial purchases of finished goods of our newly launched products; and an increase in prepaid expenses and other 536,571 primarily due to prepayment of annual insurance premiums.

        Our cash and cash equivalents and short-term investments were $26,008,816 at December 31, 2002 and $17,315,202 at December 31, 2001. Cash provided by operating activities for 2002 was $9,588,835. The sources of cash primarily resulted from net income of $7,634,475 plus non-cash charges for depreciation and amortization of $1,139,531; a decrease in deferred income taxes of $284,408, primarily due to an increase in our product rebate accrual; non-cash compensation for consulting services of $113,685; tax benefit for exercise of non-qualified stock options and warrants of $412,734; an increase in accrued expenses of $947,113, primarily due to an increase in the rebate liability; and a decrease in accounts receivable of $161,822 resulting from increased collections. The sources of cash were partially offset by an increase in inventories of $185,359; an increase in prepaid expenses and other of $144,083; a decrease in accounts payable of $121,183, primarily due to an increase in cash payments to vendors; and a decrease in income taxes payable of $703,843 due to increase in cash payments for taxes.

        Cash used in investing activities for the nine months ended September 30, 2003 was $20,830,936, which was the result of purchases of short-term investments of $27,029,376 and property and equipment of $378,649, partially offset by proceeds from the sale of short-term investments of $6,577,089.

        Cash provided by investing activities for 2002 was $1,473,380, which was primarily the result of proceeds from the sale of short-term investments of $12,369,442, partially offset by purchases of short-term investments of $10,491,464 and property and equipment of $404,598.

        Cash provided by financing activities for the nine months ended September 30, 2003 was $34,600,130, which was principally the result of proceeds from the sale in June and July 2003 of our 4% convertible senior subordinated notes of $37,000,000, proceeds from exercise of stock options and warrants of $943,378 and distribution of treasury shares of $107,378 to fund our 401(k) plan, partially offset by payments of deferred financing costs associated with the sale of our convertible notes of $2,676,779; payments of notes payable of $228,792 and purchases of treasury shares of $545,055.

        Cash used in financing activities for 2002 was $578,704. Our financing activities for 2002 consisted primarily of a payment of long-term debt of $164,764; proceeds from exercise of stock options and warrants of $268,060; payment of financing costs of $138,863 for the new asset-based credit facility and acquisition facility with Wachovia Bank; payment of registration costs consisting of legal, accounting and SEC filing fees of $110,057 arising from our October 2001 offering of common stock; purchases of treasury stock of $517,013; and distributions of treasury stock of $83,933 to fund our 401(k) plan contributions.

        We have a loan agreement with Wachovia Bank with respect to a $5 million revolving asset based credit facility and a $10 million acquisition facility for future product acquisitions. Advances available under the revolving asset based credit facility are calculated using a formula, which is based upon our eligible accounts receivable and inventory levels. As of September 30, 2003, we are eligible to borrow approximately $4,499,000 under the $5 million revolving asset based credit facility. Advances under the $10 million acquisition facility are subject to our finding a potential acquisition, satisfying financial covenants and, depending upon the size of the acquisition, Wachovia's approval. This loan agreement has an initial term of two years, expiring on October 31, 2004. Interest accrues on amounts outstanding at a rate equal to LIBOR plus 1.85% and the commitment fee accrues on the unused portion of the asset based credit facility and the acquisition facility at a rate equal to .05% per annum. Our obligations under this loan agreement are secured by our grant to Wachovia of a lien upon substantially all of our assets.

        This loan agreement with Wachovia Bank replaces our previous loan agreement with LaSalle Business Credit, Inc., which expired on November 6, 2002.

        As of the date of this prospectus, we have not borrowed any funds from the revolving asset-based credit facility or the acquisition facility.

        In June and July of 2003, we issued in two related private placements an aggregate of $37 million in aggregate principal amount of our 4% convertible senior subordinated notes due June 15, 2013. The notes bear interest at the rate of 4% per annum, payable semi-annually in arrears on June 15 and December 15 of each year, and are convertible into shares of our common stock at any time prior to maturity at a conversion price of $20.00 per share. Beginning on June 15, 2008, we will have the right, at our option, to redeem all or a portion of the notes at a cash redemption price equal to 100% of the principal amount of notes to be redeemed, plus any accrued and unpaid interest. On June 15, 2008, holders of the notes may require us to purchase all or a portion of their notes for cash at a purchase price equal to 100% of the principal amount of notes to be purchased, plus any accrued and unpaid interest. In addition, holders of the notes may require us to purchase all or a portion of their notes for cash upon either a change in control of our company or the termination of trading of our common stock, each as described in the indenture governing the notes.

        The notes rank junior to all of our existing and future senior indebtedness and are subordinated to all existing and future liabilities of our subsidiaries, including trade payables. In connection with the issuance of the notes, we entered into two registration rights agreements under which we agreed to file and keep effective a shelf registration statement covering resales of the notes and the common stock issuable upon conversion of the notes. If we fail to comply with certain of our obligations under the registration rights agreements, additional interest will accrue on the notes at an annual rate of up to one percent.

        At September 30, 2003, we had accrued $447,041 of interest relating to the notes, which is included in accrued expenses. Additionally, we paid $2,676,779 of financing fees relating to these notes, which are included as deferred financing fees on our balance sheet, and are being amortized over a ten year period, which is the life of the notes.

        As of September 30, 2003, we had the following contractual obligations and commitments:

Period	Operating Leases	Capital Leases(1)	Convertible Notes due 2013(2)	Other Debt	Minimum Inventory Purchases(3)
October 1, 2003 to December 31, 2003	159,652	8,291	—	61,478	—
Fiscal 2004	475,630	36,087	—	—	700,000
Fiscal 2005	462,874	30,209	—	—	800,000
Fiscal 2006	462,874	22,748	—	—	900,000
Fiscal 2007	462,874	—	—	—	1,000,000
Thereafter	40,979	—	37,000,000	—	1,100,000

	$2,064,883	$97,335	$37,000,000	$61,478	$4,500,000

(1)
Lease amounts include interest and minimum lease payments.

(2)
On June 15, 2008, holders of the notes may require us to purchase all or a portion of their notes for cash at a purchase price equal to 100% of the principal amount of notes to be purchased, plus any accrued and unpaid interest.

(3)
For more information on minimum inventory purchases, see Note S of the notes to our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus.

        We believe that our cash and cash equivalents and cash generated from operations will be adequate to fund our current working capital requirements for at least the next twelve months. However, if we make or anticipate significant acquisitions, we may need to raise additional funds through additional borrowings or the issuance of debt or equity securities.

Critical Accounting Policies

        In preparing financial statements in conformity with accounting principles generally accepted in the U.S., we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the relevant reporting period. Actual results could differ from those estimates. We believe that the following critical accounting policies affect our more significant estimates used in the preparation of financial statements. Management has discussed the development and selection of the critical accounting estimates discussed below with our audit committee, and our audit committee has reviewed our disclosures relating to these estimates.

        Revenue recognition.    Revenue from product sales, net of estimated provisions, is recognized when the merchandise is shipped to an unrelated third party, as provided in Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." Accordingly, revenue is recognized when all four of the following criteria are met:

  •
  persuasive evidence that an arrangement exists;

  •
  delivery of the products has occurred;

  •
  the selling price is both fixed and determinable; and

  •
  collectibility is reasonably probable.

        Our customers consist primarily of large pharmaceutical wholesalers who sell directly into the retail channel. Provisions for sales discounts, and estimates for chargebacks, rebates, damaged product returns and exchanges for expired products, are established as a reduction of product sales revenues at the time revenues are recognized, based on historical experience adjusted to reflect known changes in the factors that impact these reserves. These revenue reductions are generally reflected either as a direct reduction to accounts receivable through an allowance, or as an addition to accrued expenses if the payment is due to a party other than the wholesale or retail customer.

        We do not provide any form of price protection to our wholesale customers and we typically permit product returns only if the product is damaged or if it is returned within six to twelve months of expiration and twelve months after expiration.

        Chargebacks and rebates are based on the difference between the prices at which we sell our products to wholesalers and the sales price ultimately paid under fixed price contracts by third party payors, who are often governmental agencies and managed care buying groups. We record an estimate of the amount either to be charged back to us, or rebated to the end user, at the time of sale to the wholesaler. We have recorded reserves for chargebacks, returns and rebates based upon various factors, including current contract prices, historical trends and our future expectations. The amount of actual chargebacks, returns and rebates claimed could be either higher or lower than the amounts we accrued. Changes in our estimates would be recorded in the income statement in the period of the change.

        Intangible assets and goodwill.    We have made acquisitions of products and businesses that include goodwill, license agreements, product rights and other identifiable intangible assets. We assess the impairment of identifiable intangibles, including goodwill prior to January 1, 2002, when events or changes in circumstances indicate that the carrying value may not be recoverable. Some factors we consider important which could trigger an impairment review include:

  •
  significant underperformance compared to expected historical or projected future operating results;

  •
  significant changes in our use of the acquired assets or the strategy for our overall business; and

  •
  significant negative industry or economic trends.

        When we determine that the carrying value of intangible assets may not be recoverable based upon the existence of one or more of these factors, we first perform an assessment of the asset's recoverability based on expected undiscounted future net cash flow, and if the amount is less than the asset's value, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

        As of January 1, 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which eliminated the amortization of purchased goodwill, resulting in an increase in pretax income of approximately $119,000 for the fiscal year ended December 31, 2002. Adoption of this standard did not have a material effect on our financial statements. Upon adoption of SFAS No. 142, we performed an impairment test of our goodwill, which amounted to $289,328 at January 1, 2002, and determined that no impairment of the recorded goodwill existed. The fair value of our Doak Dermatologics subsidiary that we acquired in January 1995, was calculated on the basis of discounted estimated future cash flows and compared to the related book value. Under SFAS No. 142, goodwill will be tested for impairment at least annually, and more frequently if an event occurs that indicates the goodwill may be impaired. We performed the test at December 31, 2002, and noted that no impairment existed.

        As of January 1, 2002, we also adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of." The adoption of SFAS No. 144 had no effect on our financial statements.

        Deferred income taxes are provided for the future tax consequences attributable to the differences between the carrying amounts of assets and liabilities and their respective tax base. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion of the deferred tax assets will not be realized. As of December 31, 2001, we determined that no deferred tax asset valuation allowance was necessary, and we eliminated our previously established valuation allowance. We believe that our projections of future taxable income makes it more likely than not that these deferred tax assets will be realized. If our projections of future taxable income changes in the future, we may be required to reduce deferred tax assets by a valuation allowance.

Impact of Inflation

        We have experienced only moderate price increases under our agreements with third-party manufacturers as a result of raw material and labor price increases. We have passed these price increases along to our customers. However, there can be no assurance that possible future inflation would not impact our operations.

Seasonality

        Sales of our respiratory products are primarily concentrated in the fall and winter months. Consequently, revenues from these products generally are, and will be, determined by the severity of the cough/cold/flu season. We expect the impact of seasonality to decrease as we acquire or obtain licenses for products that treat chronic conditions. However, we anticipate that seasonality may continue to affect sales for the foreseeable future.

Recent Accounting Pronouncements

        In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 eliminates the requirement that all gains and losses from extinguishment of debt be classified as an extraordinary item. Additionally, SFAS No. 145 requires that some types of lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The adoption of this standard in the first quarter of 2003 did not have a material impact on our financial condition or results of operations.

        In June 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit and Disposal Activities ("SFAS 146"). This statement revises the accounting for exit and disposal activities under Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." Specifically, SFAS 146 requires that companies record the costs to exit an activity or dispose of long-lived assets when those costs are incurred. SFAS 146 requires that the measurement of the liability be at fair value. The provisions of SFAS 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002, and will impact any exit or disposal activities initiated after such date. The adoption of this statement did not have an impact on the Company's consolidated financial position or results of operations.

        In December 2002, FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for an entity that changes to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure provisions of SFAS 123 to require expanded and more prominent disclosures in annual financial statements about the method of accounting for stock based compensation and the pro forma effect on reported results of applying the fair value method for entities that use the intrinsic value method. The pro forma disclosures are also required to be displayed prominently in interim financial statements. We do not intend to change to the fair value method of accounting and we have included the disclosure requirements of SFAS 148 in the accompanying financial statements.

        In November 2002, FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45 is effective on a prospective basis to guarantees issued or modified after December 31, 2002, but also has disclosure requirements effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a material effect on our financial position or results of operations.

        In January 2003, FASB issued FASB Interpretation 46 (FIN 46), "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin 51, "Consolidated Financial Statements," for some types of entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, or in which equity investors do not have the characteristics of a controlling financial interest ("variable interest entities"). Variable interest entities within the scope of FIN 46 will be required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period ending after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The original effective date was for periods beginning after June 15, 2003. We are in the process of determining what impact, if any, the adoption of the provisions of FIN 46 will have upon our financial condition or results of operations. Certain transitional disclosures required by FIN 46 in all financial statements initially issued after January 31, 2003 have been included in the accompanying financial statements.

        In November 2002, the EITF reached a consensus opinion on EITF 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). The consensus provides that revenue arrangements with multiple deliverables should be divided into separate units of accounting if specified criteria are met. The consideration for the arrangement should be allocated to the separate units of accounting based on their relative fair values, with different provisions if the fair value of all deliverables are not known or if the fair value is contingent on delivery of specified items or performance conditions. Applicable revenue recognition criteria should be considered separately for each separate unit of accounting. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Adoption of EITF 00-21 did not have a material effect on our financial condition or results of operations.

        In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 requires issuers to classify as liabilities, or assets in some circumstances, three classes of freestanding financial instruments that embody obligations for the issuer. Generally, the statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. We do not have any financial instruments within the scope of SFAS 150 as of September 30, 2003, and, therefore, SFAS 150 did not have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

        Our operating results and cash flows are subject to fluctuations from changes in foreign currency exchange rates and interest rates. Our purchases of ENTSOL® SPRAY are made in Euros. We expect to make purchases several times per year. While the effect of foreign currency translations has not been material to our results of operations to date, currency translations on import purchases could be affected adversely in the future by the relationship of the U.S. dollar to foreign currencies. In addition, foreign currency fluctuations can have an adverse effect upon exports, even though we recognize sales to international wholesalers in U.S. dollars. Foreign currency fluctuations can directly affect the marketability of our products in international markets.

        To the extent that we borrow under our credit facility with Wachovia Bank, we will experience market risk with respect to changes in the applicable interest rates and its effect upon our interest expense. Because these rates are variable, an increase in interest rates will result in additional interest expense and a reduction in interest rates will result in reduced interest expense.

        As of September 30, 2003, we had the following outstanding debt with fixed rate interest and no outstanding debt with variable interest rates.

Period	Debt(1)	Average Fixed Rate Interest
October 1, 2003 to December 31, 2003	$8,291	6.58%
Fiscal 2004	36,087	6.56%
Fiscal 2005	30,209	6.70%
Fiscal 2006	22,748	6.73%
Fiscal 2007	—	N/A
Thereafter	37,000,000	4.00%

(1)
Debt amounts include all interest except for convertible notes and minimum debt payments.

        Our interest income is also exposed to interest rate fluctuations on our short-term investments that are comprised of U.S. government treasury notes, which we hold on an available-for-sale basis. We have not entered into derivative financial instruments.

BUSINESS

Overview

        We are a specialty pharmaceutical company that acquires, develops and markets prescription and over-the-counter products in selected markets. Our Doak Dermatologics subsidiary promotes our branded dermatologic and podiatric products, including our CARMOL®40, LIDAMANTLE® and ROSULA™ product lines, to dermatologists and podiatrists in the U.S. through its dedicated sales force of more than 110 representatives. Our Kenwood Therapeutics division promotes our branded gastrointestinal products, including ANAMANTLE®HC, PAMINE® and PAMINE® FORTE, to gastroenterologists in the U.S. through its dedicated sales force of more than 30 representatives. To a lesser extent, Kenwood Therapeutics also markets nutritional supplements and respiratory products.

        Our products are manufactured by third parties according to our quality control standards and principally distributed through wholesalers to retail pharmacies and healthcare institutions throughout the U.S. and selected international markets. We had net sales of $51.2 million and net income of $11.3 million for the nine months ended September 30, 2003 and net sales of $39.7 million and net income of $7.6 million for 2002.

Our Industry

        We target segments of the dermatologic, podiatric and gastrointestinal markets, where we believe that our sales force can effectively reach the groups of physicians who write a majority of the prescriptions for conditions treated by our products.

        Many of the pharmaceutical products sold in these specialty markets were originally discovered, researched or developed by major pharmaceutical companies. Due largely to industry consolidation, the costs of marketing and regulatory compliance, or lack of strategic fit, these types of products often do not justify continued promotion by major pharmaceutical companies. Major pharmaceutical companies typically focus on so-called "blockbuster drugs," which are often described as having the potential to generate annual sales in excess of $500 million. These companies frequently sell their smaller products to specialty pharmaceutical companies.

Dermatologic and Podiatric Markets

        Based on data from NDCHealth, we estimate the U.S. market for prescription dermatologic and podiatric drugs accounted for approximately $5.2 billion in retail prescription sales for 2002. Within the dermatologic market, approximately 13,700 dermatologists specialize in treating a variety of skin disorders, including acne, eczema and psoriasis. Our dermatologic products compete in areas such as acne, rosacea, topical anesthetics and xerosis, a segment of the market we estimate accounted for approximately $2.0 billion in retail prescription sales in 2002. Within the podiatric market, approximately 14,000 podiatrists treat patients suffering from a range of foot disorders, including athlete's foot and nail disorders, that can be treated with prescription products. Our main area of competition in this market is in the treatment of nail disorders, which accounted for approximately $1.0 billion in retail prescription sales for 2002.

Gastrointestinal Market

        Based on data from NDCHealth, we estimate that the U.S. market for prescription gastrointestinal drugs accounted for approximately $16.8 billion in retail prescription sales for 2002. Within the gastrointestinal market, approximately 10,600 gastroenterologists specialize in treating a variety of stomach and intestinal disorders. We estimate that the segment of this market that focuses on the lower gastrointestinal tract, excluding heartburn related disorders, accounted for approximately $1.8 billion in retail prescription sales for 2002. Many of the drugs in this segment treat conditions such as constipation, hemorrhoids and colitis, and our drugs address principally hemorrhoids and symptoms associated with irritable bowel syndrome, specifically gastrointestinal pain and cramping.

Our Strategy

        Our primary objective is to be a leading specialty pharmaceutical company focused on selected pharmaceutical needs within the dermatologic, podiatric and gastrointestinal markets. Following our strategy of Acquire, Enhance, Grow, we seek to fulfill unmet needs in our selected markets:

  •
  Acquire—We have acquired, and intend to acquire, rights to manufacture and market pharmaceutical and health related products with demonstrated safety and effectiveness and an established presence in the market. To date, our ideal product acquisition candidates have not been actively promoted, and did not compete directly with products offered by major pharmaceutical companies. We also focus on candidates that have barriers to entry for competitive products, including patent protection, complexity of manufacturing processes and patient and physician loyalty. As we grow, we may also seek acquisitions of more established products.

  •
  Enhance—We enhance our product brands by extending their useful lives by broadening their list of approved indications, developing additional dosage strengths, producing convenient packaging sizes and developing novel product formulations.

  •
  Grow—Our goal is to grow by increasing net sales. We seek to increase net sales by aggressively promoting our branded products through our nationwide sales and marketing force to key groups of physicians, principally in the dermatologic, podiatric and gastrointestinal fields, who write a high volume of prescriptions for our types of products. We supplement the activities of our sales force with direct mail, telemarketing campaigns, journal advertising and by providing samples of our products to physicians. We also selectively contract with third parties to promote our products in order to target a broader physician audience.

        Our Acquire, Enhance, Grow strategy also encompasses the introduction of new products through modest research and development efforts relating to compounds already in use, as well as the acquisition of compounds in late stages of clinical development. In addition, we regularly review opportunities to acquire businesses that market products or have products under development that may complement or expand our areas of therapeutic focus.

Our Products

        We now receive a majority of our sales from products that contain a synthetic form of urea, a naturally occurring substance in the body. When applied to the skin, the urea removes the surface layer of dead cells. When combined with other compounds, urea helps ingredients penetrate the skin more easily and work more effectively. In addition, urea acts as a powerful moisturizer to help relieve the dry skin often associated with the conditions our products are designed to treat. The CARMOL® family of products, DPM™ CREAM, ROSULA™ AQUEOUS CLEANSER and ROSULA™ AQUEOUS GEL all contain urea.

        The following is a list of major products, by therapeutic category, that we currently market and distribute.

Dermatologic and Podiatric	Strength	Primary Uses
CARMOL®
CARMOL®40	Rx	Mild to severe dry skin, xerosis, nail disorders
CARMOL®HC	Rx	Inflammatory skin conditions
CARMOL®SCALP LOTION	Rx	Dandruff
CARMOL®10, 20	OTC	Dry skin
ROSULA™
ROSULA™AQUEOUS CLEANSER	Rx	Rosacea and acne
ROSULA™AQUEOUS GEL	Rx	Rosacea and acne
ACIDMANTLE®
LIDAMANTLE®HC	Rx	Skin pH balancer, topical anesthetic and anti-inflammatory
LIDAMANTLE®	Rx	Skin pH balancer and topical anesthetic
ACIDMANTLE®	OTC	Skin pH balancer
DPM™CREAM	OTC	Dry, irritated, itchy feet
Gastrointestinal
ANAMANTLE™HC	Rx	Hemorrhoids and anal fissures
PAMINE®, PAMINE® FORTE	Rx	Antispasmodic for relief of gastrointestinal pain
Nutritional
GLUTOFAC®-ZX	Rx	Multi-vitamin/multi-mineral supplement
Respiratory
DECONAMINE®	Rx	Antihistamine and decongestant
ENTSOL®	OTC	Nasal wash
TYZINE®	Rx	Topical nasal decongestant
BRONTEX®	Rx	Cough suppressant and expectorant

        Our core branded products that we actively promote in the dermatologic, podiatric and gastrointestinal markets are described below:

        CARMOL®40 is a prescription 40% urea-based topical therapy that removes the surface layer of dead cells and improves skin moisture. CARMOL®40 is available in three formulations—a lotion, cream and gel. CARMOL®40 LOTION is marketed for mild to severe dry skin, CARMOL®40 CREAM is marketed for moderate to severe dry skin, and CARMOL®40 GEL is marketed for site-specific dry skin, nail debridement and as a nail softener. We developed CARMOL®40 as an enhancement to our CARMOL®10 product. We estimate that CARMOL®40 currently has approximately 23% of the prescription xerosis market. For the nine months ended September 30, 2003, net sales for CARMOL®40 CREAM were approximately $14,214,000, net sales for CARMOL®40 LOTION were approximately $5,574,000 and net sales for CARMOL®40 GEL were approximately $5,376,000.

        ROSULA™ AQUEOUS CLEANSER and ROSULA™ AQUEOUS GEL are internally developed urea-based topical prescription products that treat skin conditions, including acne and rosacea. We launched ROSULA™ AQUEOUS GEL in January 2003 and ROSULA™ AQUEOUS CLEANSER in July 2003. The active ingredients in ROSULA™ AQUEOUS GEL and ROSULA™ AQUEOUS CLEANSER, sodium sulfacetamide and sulfur, have antibacterial properties that are effective against acne and reduce the redness and swelling associated with rosacea. The product's urea base acts as a moisturizer resulting in less dryness. We believe that ROSULA™ AQUEOUS CLEANSER and ROSULA™ AQUEOUS GEL are the first and only prescription therapies for the treatment of acne and rosacea that combine the benefits of sodium sulfacetamide and sulfur with the moisturizing effects of urea.

        LIDAMANTLE® and LIDAMANTLE®HC, available in cream and lotion formulations, are prescription products with a topical anesthetic that help relieve pain, soreness, itching and irritation caused by insect bites, eczema and other skin conditions. LIDAMANTLE® and LIDAMANTLE®HC lower the pH level of the skin, providing an environment that facilitates healing, protects against infections and alleviates irritation. LIDAMANTLE®HC also contains hydrocortisone, which helps to reduce inflammation. We launched the lotion formulation of LIDAMANTLE® and LIDAMANTLE®HC in November 2003.

        ANAMANTLE™HC, launched in January 2003, is a prescription cream containing a topical anesthetic and hydrocortisone, which treats hemorrhoids and anal fissures. ANAMANTLE™HC lowers the pH level of the skin to create an environment that promotes healing, reduces the likelihood of infections, reduces swelling and soothes irritation. ANAMANTLE™HC cream is packaged as single use, disposable dispensers with a unique applicator that we believe makes ANAMANTLE™HC cream cleaner and simpler to use.

        PAMINE® and PAMINE® FORTE are prescription lactose-free, antispasmodic oral therapies that provide relief from the symptoms associated with irritable bowel syndrome, specifically pain and cramping. PAMINE® FORTE contains twice the amount of the active ingredient of PAMINE® and may be taken less frequently than PAMINE®, which we believe may promote greater patient compliance. Because both PAMINE® and PAMINE® FORTE are not absorbed by the brain, they cause fewer side effects, such as dizziness and blurred vision, than comparable drugs that are absorbed by the brain.

        GLUTOFAC®-ZX is a prescription nutritional supplement that helps to replenish the body's reserves of vitamins and minerals.

        Our net sales volume percentages by category for 2000, 2001, 2002 and for the nine months ended September 30, 2003 were as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2003
Dermatology and Podiatry	59%	60%	75%	77%
Gastrointestinal	9%	17%	8%	11%
Respiratory	19%	14%	11%	8%
Nutritional	12%	8%	5%	3%
Other	1%	1%	1%	1%

Sales and Marketing

        We market and sell our products primarily through our full time sales personnel and wholesalers. As of November 10, 2003, we employed a national sales force of more than 140 representatives, which seek to cultivate relationships of trust and confidence with dermatologists, podiatrists and gastroenterologists who issue a high volume of prescriptions in our core market segments. Our marketing and sales promotions principally target these doctors through visits where our representatives provide information and product samples to encourage them to prescribe our products. In addition, we use a variety of marketing techniques to promote our products, including journal advertising, promotional materials, specialty publications, convention participation, focus groups, educational conferences, telemarketing and informational websites.

        As of November 10, 2003, Doak Dermatologics had more than 110 representatives who call on dermatologists and podiatrists throughout the U.S. As of November 10, 2003, our Kenwood Therapeutics division had more than 30 representatives who call on gastroenterologists in the U.S. To achieve our desired sales objectives, we believe we have created an attractive incentive program for our sales force that is based upon goals in prescription growth, market share improvement and growth in value for our shareholders.

        We intend to seek new markets in which to promote our product lines and will continue expansion of our field sales force as product growth and/or product acquisitions warrant. In July 2003, we entered into a strategic relationship with Ventiv Health, Inc., a contract marketing and sales organization, to co-promote to obstetricians and gynecologists our ANAMANTLE™ HC therapy for hemorrhoids and anal fissures. We believe that obstetricians and gynecologists represent a significant growth opportunity for ANAMANTLE™ HC and that our agreement with Ventiv Health will enable us to more quickly and efficiently expand our sales into this market.

Customers

        We sell our products primarily to wholesalers. Our customers include several of the nation's leading wholesalers, such as AmerisourceBergen Corporation, Cardinal Health, Inc., McKesson Corporation, Quality King Distributors, Inc. and major drug chains. Our four largest customers listed below accounted for an aggregate of approximately 86% of our accounts receivable at December 31, 2002 and 92% of our accounts receivable at December 31, 2001. The following table presents a summary of our sales to significant customers, who are also wholesalers, as a percentage of our total gross sales:

	Year Ended December 31,			Nine Months Ended September 30,
Customer
	2000	2001	2002	2003
AmerisourceBergen Corporation	23%	12%	17%	16%
Cardinal Health, Inc.	27%	20%	24%	26%
McKesson Corporation	11%	11%	26%	24%
Quality King Distributors, Inc.	18%	40%	23%	15%

        To facilitate sales of our products internationally, excluding Puerto Rico where we ceased doing business in 2002, we have entered into agreements with approximately 30 international pharmaceutical wholesalers to provide for distribution and promotion of our products in more than 34 countries. Net sales from international business were approximately 2% for the nine months ended September 30, 2003, 4% for 2002, 7% for 2001 and 11% for 2000.

        We continue to seek new wholesalers and currently are in the process of obtaining market approvals in more than 10 new countries. Although we anticipate receiving the necessary approvals to market our products in these countries, there can be no assurance that these approvals will be received.

Third Party Payors

        Our operating results and business success depend in large part on the availability of adequate third party payor reimbursement to patients for our branded prescription products. These payors include pharmacy benefit management organizations, governmental entities, managed care organizations and private health insurers. We strive to achieve the following strategic objectives for our branded prescription products with these payors:

  •
  increased patient access;

  •
  preferred formulary placement; and

  •
  growth in market share.

        In 2003, we initiated a marketing campaign to raise the awareness of our Doak Dermatologics and Kenwood Therapeutics brands to third party payors. The campaign involves regularly scheduled targeted product mailings, private meetings and attendance at industry conferences. During 2003, we entered into reimbursement agreements with nationally recognized pharmacy benefit management organizations and we added a major health insurance company to the list of leading national managed care organizations participating in reimbursement agreements with us. We intend to continue expanding our existing base of national and regional relationships with third party payors.

Manufacturers and Suppliers

        We do not own or operate any manufacturing or production facilities. Instead, approximately 10 independent companies manufacture and supply the vast majority of our products. For 2002, two vendors that manufacture and package products for us accounted for approximately 41% and 12% of our cost of sales. For 2001, four vendors that manufacture and package products for us each accounted for approximately 34%, 13%, 10% and 10% of our cost of sales. Many of these companies also manufacture and supply products for some of our competitors.

        With respect to our actively marketed products, CARMOL®40, ROSULA™ AQUEOUS CLEANSER, ROSULA™ AQUEOUS GEL, ANAMANTLE™ HC, PAMINE®, PAMINE® FORTE, LIDAMANTLE® and LIDAMANTLE®HC, we have written licensing, manufacturing or other supply agreements with our manufacturers or suppliers.

Intellectual Property

        We currently have several patents covering certain aspects of our CARMOL®40, ROSULA™ AQUEOUS CLEANSOR, ROSULA™ AQUEOUS GEL, ANAMANTLE™ HC and ENTSOL® product lines. In addition, we have a number of patent applications pending with the U.S. Patent and Trademark Office and intend to pursue patents where cost-effective and practical. However, a large portion of our products are not patent protected, and we cannot assure you that any of our patents, if challenged, would be held valid and enforceable. In addition, competitors may independently develop similar technologies or design around patented aspects of our technology. In light of the uncertain outcome of the pending litigation described under "Business—Legal Proceedings" concerning various patents relating to our CARMOL®40 product line, you should not ascribe any significant value to such patents in making a decision to invest in us. We cannot predict the impact on our business that might result from any determination that our patents relating to CARMOL®40 are invalid, unenforceable or not infringed.

        We own trademarks associated with each of our products, including several national and foreign trademark registrations, or common law rights, for each of our material products. We cannot provide any assurance as to the extent or scope of the trademarks or other proprietary protection secured by us on our products. To our knowledge, none of the trademarks owned by us infringe on any trademarks owned or used by others.

        We rely on unpatented proprietary technologies in the development and commercialization of our products. We also depend upon the unpatentable skills, knowledge and experience of our scientific and technical personnel, as well as those of our advisors, consultants and other contractors. To help protect our proprietary know-how that is not patentable, and for inventions for which patents may be difficult to enforce, we often use trade secret protection and confidentiality agreements to protect our interests. To this end, we typically require employees, consultants and advisors to enter into agreements that prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions that arise from their activities for us. Additionally, these confidentiality agreements require that our employees, consultants and advisors do not bring to us, or use without proper authorization, any third party's proprietary technology.

Competition

        The pharmaceutical industry is highly competitive. We compete primarily in the dermatologic, podiatric and gastrointestinal markets, and to a lesser extent, in the nutritional supplement market. We believe that competition for product sales is based primarily on brand awareness, price, availability and product efficacy. Additionally, since our current products generally are established and commonly sold, they are subject to competition from products with similar qualities. Our pharmaceutical products may be subject to competition from alternate therapies during the patent protection period, if applicable, and thereafter from generic equivalents.

        Many of our competitors are large, well-established companies in the pharmaceutical, chemical, cosmetic and health care fields and may have greater resources than we do to devote to manufacturing, marketing, sales, research and development and acquisitions. Our competitors include AstraZeneca, Aventis, Axcan Pharma, Bristol-Myers Squibb, Connetics, Ferndale Laboratories, First Horizon Pharmaceuticals, Galderma, GlaxoSmithKline, ICN Pharmaceuticals, Medicis Pharmaceutical, Ortho Pharmaceuticals, Pfizer, Salix Pharmaceuticals, Schering Plough, Schwarz Pharma, Upsher-Smith and others.

        Dermik, a subsidiary of Aventis, recently introduced Vanamide, a competing product to CARMOL®40. We are a party to litigation regarding the introduction of this product by Dermik and Aventis. See "Business—Legal Proceedings." In addition, a manufacturer of generic pharmaceutical products recently introduced significantly less expensive 40% urea products that may be comparable to CARMOL®40 CREAM and CARMOL®40 LOTION. We believe we compete successfully in the marketplace primarily based upon the proven effectiveness and therapeutic value of our CARMOL®40 products and the brand loyalty of patients and physicians to CARMOL®40. However, we cannot predict the impact on our business that might result from any determination that our patents relating to CARMOL®40 are invalid or unenforceable, or from the introduction of Vanamide or any other competing product into the marketplace. These developments may adversely affect our sales of CARMOL®40.

Government Regulation

        Virtually all aspects of our activities are regulated by federal and state statutes and government agencies. The manufacturing, processing, formulation, packaging, labeling, distribution and advertising of our products, and disposal of waste products arising from these activities, are subject to regulation by one or more federal agencies, including the FDA, the Drug Enforcement Administration, the Federal Trade Commission, the Consumer Product Safety Commission, the U.S. Department of Agriculture, the Occupational Safety and Health Administration and the Environmental Protection Agency, as well as by foreign governments in countries where we distribute some of our products.

        Noncompliance with applicable policies or requirements of the FDA or other regulators could subject us to enforcement actions, such as suspensions of product distribution, seizure of products, product recalls, fines, criminal penalties, injunctions, failure to approve pending drug product applications or withdrawal of product marketing approvals. Similar civil or criminal penalties could be imposed by other government agencies or various agencies of the states and localities in which our products are manufactured, sold or distributed and could have ramifications for our contracts with government agencies, such as our contract with the Veteran's Administration and the Department of Defense. These enforcement actions would detract from management's ability to focus on our daily business and would have an adverse effect on the way we conduct our daily business, which could severely impact future profitability.

        All manufacturers, marketers and distributors of human pharmaceutical products are subject to regulation by the FDA. New drugs must be the subject of an FDA approved new drug application before they may be marketed in the United States. The FDA can and does reject new drug applications or require additional clinical trials even when product candidates performed well in clinical trials. Some prescription and other drugs are not the subject of an approved marketing application but, rather, are marketed subject to the FDA's regulatory discretion and/or enforcement policies. Any change in the FDA's enforcement discretion and/or policies could alter the way we have to conduct our business and any such change could severely impact our future profitability.

        The FDA has the authority and discretion to withdraw existing marketing approvals and to review the regulatory status of marketed products at any time. For example, the FDA may require an approved marketing application or additional studies for any drug product marketed if new information reveals questions about a drug's safety or effectiveness. All drugs must be manufactured in conformity with current agency regulations, and drug products subject to an approved application must be manufactured, processed, packaged, held and labeled in accordance with information contained in the approved application.

        Although we believe that all of our currently marketed pharmaceutical products comply with FDA policies and regulations, our products and related marketing activities are subject to challenge by the FDA at any time. Through various enforcement mechanisms, the FDA can ensure that noncomplying drugs are no longer marketed. In addition, modifications, enhancements or changes in manufacturing sites of approved products are in many circumstances subject to additional FDA approvals which may or may not be received and that may be subject to a lengthy FDA review process. Our third-party manufacturers are continually subject to inspection by governmental agencies. Manufacturing operations could be interrupted or halted in any of those facilities if a government or regulatory authority is dissatisfied with the results of an inspection. Any interruptions of this type could stop or slow the delivery of our products to our customers and affect adversely our results of operations.

        Several of our pharmaceutical products are sold over-the-counter. These products are subject to FDA regulations known as monographs, which specify permissible active ingredients, labeling and indications. The monographs are subject to change. We can offer no assurance that future FDA enforcement or regulatory decisions or changes to any monographs will not hamper our marketing efforts or render our products unlawful for commercial sale, causing us to withdraw our products from the marketplace or spend substantial funds reformulating the products.

        Once the FDA issues a final monograph, the product must convert from prescription status to over-the-counter status. Recently, the final monograph for our DECONAMINE® and BRONTEX® immediate release products has been issued, which requires some of our DECONAMINE® and BRONTEX® immediate release products to convert from prescription status to over-the-counter status by December 31, 2004. We intend to continue to market and distribute the DECONAMINE® and BRONTEX® immediate release products as prescription only as long as we may lawfully continue to do so. We are exploring our marketing and distribution strategy for these products after they are converted from prescription status to over-the-counter status. We have not yet determined how our operations and financial condition will be affected.

        We are the registered holders of one New Drug Application for PAMINE®, one Supplemental New Drug Application for PAMINE® FORTE and two Abbreviated New Drug Applications for TYZINE® and CARMOL®HC, which have been approved by the FDA. The New Drug Application permits a company to market products considered by the FDA to be new drugs. The Supplemental New Drug Application permits marketing of variations of products related to already approved NDA's or ANDA's, such as a new dosage strength. The Abbreviated New Drug Application permits a company to market generic versions of drugs previously approved by the FDA.

        We currently market, sell and distribute CARMOL®40, CARMOL® SCALP TREATMENT, ROSULA™ AQUEOUS CLEANSER, ROSULA™ AQUEOUS GEL, LIDAMANTLE®, LIDAMANTLE®HC and ANAMANTLE™HC as exempt drugs not requiring a NDA or an ANDA because these products have been considered by us to be identical, related, or similar to products that existed on the market prior to 1962. The FDA has set 1962 as the cut off year for determining new technologies to be included in products or drugs for which NDA or ANDA filings would be required prior to commercialization.

Product Liability Insurance

        We maintain product liability insurance on our products that provides coverage of up to $5,000,000 in the aggregate per year. This insurance is in addition to required product liability insurance maintained by the manufacturers of our products. We cannot assure you that any product liability claims against us will not exceed that coverage. To date, no product liability claim has been made against us and we are not aware of any pending or threatened claim.

Employees

        As of November 10, 2003, we had approximately 250 employees. We also maintain active independent contractor relationships with various individuals with whom we have consulting agreements. We believe that our relationships with our employees are good. None of our employees is subject to a collective bargaining agreement.

Properties

        We lease 24,000 square feet of office and warehouse space at 383 Route 46 West, Fairfield, New Jersey, under a lease expiring on January 31, 2008 with Daniel Glassman, our Chairman, CEO and President, and his spouse Iris Glassman, a member of our board and our Treasurer.

        We lease a 6,000 square foot warehouse in Fairfield, New Jersey, under a lease that expires on February 28, 2004. Given the impending expiration of that lease, we recently entered into a new lease for a 11,500 square foot warehouse at a different location in Fairfield, New Jersey. This new lease has an initial term of three years, commencing on the date of renovation of the warehouse to our specifications, and has a two-year renewal at our option.

        We also have a distribution arrangement with a third party public warehouse located in Tennessee to warehouse and distribute substantially all of our products. This arrangement provides that we will be billed based on invoiced sales of the products distributed by such party, plus an additional charge per order.

        We believe that these facilities are sufficient to meet our current requirements; however, we anticipate that as we grow, we may require additional facilities.

Legal Proceedings

Dermik/Aventis Litigation

        On January 29, 2003, we commenced legal proceedings against Dermik Laboratories and its parent, Aventis Pharmaceuticals, a wholly owned subsidiary of Aventis Pharma AG, alleging, among other things, the infringement by Dermik and Aventis of three patents owned by us relating to 40% urea dermatologic compositions and therapeutic uses.

        In the complaint, filed in the United States District Court for the District of New Jersey, we stated that the marketing and sale by Dermik and Aventis of the 40% urea cream, Vanamide, which would compete with our CARMOL®40 product line, infringed three of our patents, including a composition patent for dermatologic products including 40% urea and two methodology patents for the therapeutic use of urea-based products.

        On April 24, 2003, the U.S. District Court for the District of New Jersey issued an order denying our request for a preliminary injunction to prevent Dermik and Aventis from allegedly infringing aspects of our patent concerning the composition and use of our CARMOL®40 product line. In issuing its ruling, the court concluded that we had failed to establish a likelihood of success on the merits that would warrant the issuance of preliminary injunction in our favor. The court further stated its view that, based on the court's preliminary interpretation of the claims, the evidence presented seemed to indicate little or no likelihood of success by us on the merits and, further, that the defendants had established a substantial question of invalidity concerning the one patent at issue at the preliminary injunction hearing. We cannot assure you that, in connection with this litigation, the court will not ultimately hold our patents relating to CARMOL®40 to be invalid, unenforceable or not infringed, or that we will not be subject to counterclaims, including, without limitation, money damages or other relief relating to misuse of the patents. We continue to review with our advisors our strategies and alternatives with respect to this lawsuit.

        The timing and the ultimate final outcome of our lawsuit against Dermik and Aventis are uncertain. Dermik began selling Vanamide during the second quarter of 2003. Launch of Vanamide or any other competing 40% urea product could have a material adverse effect on our sales and profits attributable to CARMOL®40.

DPT Lakewood Litigation

        On February 25, 2003, we filed an action in the United States District Court for the District of New Jersey against DPT Lakewood, Inc., an affiliate of DPT Laboratories Ltd. In this lawsuit, we allege, among other things, that DPT Lakewood breached a confidentiality agreement and misappropriated our trade secrets relating to CARMOL®40 CREAM. During 1999, we provided, in accordance with a confidentiality agreement entered into for the possible manufacture of our CARMOL®40 CREAM, substantial trade secret information to a company of which we believe DPT Lakewood is a successor, including processing methods and formulations essential to the manufacture of CARMOL®40 CREAM. DPT Lakewood currently manufactures a 40% urea cream for Dermik and Aventis.

        Among other things, we are seeking damages from DPT Lakewood for misappropriation of our trade secrets. DPT Lakewood has counterclaimed against us seeking a declaration of invalidity and non-infringement of the patents in question and making a claim for interference with contract and prospective economic advantage.

        On March 6, 2003, DPT Laboratories, Ltd. filed a lawsuit against us alleging defamation arising from our press release announcing commencement of the litigation against DPT Lakewood. On July 11, 2003, the District Court for the Western District of Texas denied our motion to dismiss. Despite this ruling, we continue to believe that this suit is without merit and we intend to vigorously defend our position.

General Litigation

        We and our operating subsidiaries are parties to other routine actions and proceedings incidental to our business. There can be no assurance that an adverse determination on any such action or proceeding would not have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

        Our Directors and executive officers, and their ages as of November 1, 2003, are as follows:

Name	Age	Position(s)
Daniel Glassman(1)	61	Chairman of the Board, President and Chief Executive Officer
Michael Bernstein(2)	43	Director and Chairman of the Audit Committee
C. Ralph Daniel, III, M.D.	51	Director
Andre Fedida, M.D.(2)	47	Director
Iris Glassman(1)	60	Treasurer and Director
Steven Kriegsman	61	Director
Bruce Simpson	61	Secretary and Director
Alan Wolin, Ph.D.(1)(2)	70	Director
Gene Goldberg	65	Senior Vice President, Marketing and Business Planning
R. Brent Lenczycki	31	Vice President, Chief Financial Officer
Bradley Glassman	30	Vice President, Sales and Marketing
Ralph Landau, Ph.D.	42	Vice President, Chief Scientific Officer

(1)
Member of compensation committee.

(2)
Member of audit committee.

        Daniel Glassman is our founder and has served as our Chairman of the Board and Chief Executive Officer since our inception in January 1985. Mr. Glassman has also served as our President since February 1991. Mr. Glassman, a registered pharmacist, is also Chairman of the Board and Chief Executive Officer of Medimetrik, Inc. (formerly Banyan Communications Group, Inc.), a communications company that he founded. Mr. Glassman has over 35 years of experience in the pharmaceutical industry, including holding senior management positions with companies and major specialty advertising agencies serving large pharmaceutical companies. In 1995, Mr. Glassman received the Ernst & Young LLP Entrepreneur of the Year Award in New Jersey. Mr. Glassman received his B.S. in Pharmacy from Columbia University and his M.B.A. from New York University.

        Michael Bernstein, CPA has served as one of our Directors and the Chairman of the audit committee since January 2003. Mr. Bernstein, who, since 2002, has held the position of Managing Director of Emerging Business Group for Geller and Company, a finance and accounting outsourcing firm, brings 22 years of experience with middle market growth companies. Mr. Bernstein was a partner with the accounting firm of Grant Thornton LLP from 1991 to 2001 and held the positions of U.S. Resident Partner in the United Kingdom, International Practice Partner, Audit Department Head, and Partner-in-Charge of Grant Thornton LLP's National Technology Industry Practice. He is a frequent speaker at venture capital and other financial conferences and he is a published author. Mr. Bernstein is a member of the National Association of Corporate Directors, the Association for Corporate Growth, the American Institute of Certified Public Accountants, the New York Society of Certified Public Accountants and the New Jersey Society of Certified Public Accountants. Mr. Bernstein received his B.S. from Long Island University.

        C. Ralph Daniel, III, M.D. has served as one of our Directors since June 2003. Since 1981, Dr. Daniel has been in private practice and a member of the clinical staff at the University of Mississippi Medical Center, Jackson, Mississippi. Since 1991, Dr. Daniel has held the position of Clinical Professor of Dermatology at that institution. Dr. Daniel has served in numerous leadership positions in the American Academy of Dermatology, the "AAD," including as a member of the editorial board of the Journal of the AAD and the Bioterrorism Task Force, and has served as a

Director of the American Medical Athletic Association and the Women's Dermatologic Foundation. Dr. Daniel is author or co-author of over 100 publications, among which are dermatology texts, book chapters and articles. Dr. Daniel received his B.S. from Vanderbilt University and his M.D. from the University of Mississippi.

        Andre Fedida, M.D. has served as one of our Directors since May 2002. Dr. Fedida is a gastroenterologist practicing in Newark, New Jersey. He is also currently on faculty as Assistant Professor of Medicine at Seton Hall University and St. Michael's Medical Center. Dr. Fedida is currently the secretary of the Medical Executive Committee for St. Michael's Medical Center. Dr. Fedida received his B.S. from City University of New York at Queens College and received his M.D. from St. George University. Dr. Fedida performed his internship, residency and fellowship at St. Michael's Medical Center in Newark, New Jersey. Dr. Fedida is a member of the American Medical Association, American College of Physicians, American College of Gastroenterology and the American Society of Gastrointestinal Endoscopy.

        Iris Glassman has served as one of our Directors and as our Treasurer since our inception in January 1985 and Mrs. Glassman is the spouse of Mr. Daniel Glassman. Mrs. Glassman is also the Vice President of Financial Services of Medimetrik, Inc., a communications company founded by Daniel Glassman. Mrs. Glassman has over 25 years of diversified administrative and financial management experience. Mrs. Glassman received her B.S. from the City College of New York.

        Steven Kriegsman has served as one of our Directors since June 2003. Mr. Kriegsman is President of The Kriegsman Group, a financial services firm that he founded in 1992 that specializes in the development of alternative sources of equity capital for emerging growth healthcare companies. In addition, since July 2002, Mr. Kriegsman has served as Chief Executive Officer and a Director of CytRx Corporation, a biopharmaceutical company, and, since 1997, has also served as a Director of Authentidate Holding Corp., an information technology company. Mr. Kriegsman received his B.S. from New York University.

        Bruce Simpson has served as one of our Directors since January 2000 and our Secretary since June 2000. Since August 1999, Mr. Simpson has headed a private consulting firm, B.W. Simpson & Associates, that specializes in marketing and business development in the healthcare industry. Prior to founding his own healthcare consulting firm, from July 1998 to July 1999, Mr. Simpson was President of Genpharm, Inc., a Canadian pharmaceutical company, and subsequently the President and Chief Executive Officer of Medeva Pharmaceuticals. Prior to serving in those positions, Mr. Simpson served as Vice President of Sales & Marketing and as Executive Vice President of Ethical Pharmaceuticals for Fisons Corporation, a pharmaceuticals manufacturer. Mr. Simpson received his B.S. from Fairleigh Dickinson University and his M.B.A. from the University of Hartford. He has been affiliated with the American Academy of Allergy and was a Director of Menley & James Pharmaceuticals.

        Alan Wolin, Ph.D. has served as one of our Directors since May 1997. Since 1988, Dr. Wolin has served as an independent consultant to various companies in the food, drug and cosmetic industries. Prior to 1987, Dr. Wolin served in various capacities for Mars, Inc., the world's largest candy company, including as Director of Consumer Quality Assurance and Quality Coordination. In this position, Dr. Wolin was responsible for overseeing product quality and addressing public health issues relating to Mars, Inc.'s products. Dr. Wolin received his B.S., M.S. and Ph.D. from Cornell University.

        Gene Goldberg has served as our Senior Vice President, Marketing and Business Planning, since January 1997. From 1984 to 1996, Mr. Goldberg held the position of Executive Vice President for Daniel Glassman Advertising, an affiliate of Medimetrik. From 1979 to 1984, Mr. Goldberg served as Vice President and Account Supervisor for William Douglas McAdams, a healthcare advertising company. Prior to 1979, Mr. Goldberg served as Senior Product Manager for USV Pharmaceutical Corporation, a division of Revlon Healthcare Group, and Project Director in Market Research at

McAdams, Geigy Pharmaceutical Company and Lea-Mendota Research Group. Mr. Goldberg received his B.S. from the University of Wisconsin.

        R. Brent Lenczycki, CPA has served as our Vice President and Chief Financial Officer since January 2001. Since joining Bradley Pharmaceuticals in 1998, Mr. Lenczycki has held the positions of Manager of Finance and Purchasing, Director of Finance and Vice President, Finance. From 1995 to 1998, Mr. Lenczycki held positions in public accounting at Arthur Andersen LLP, and prior to 1995, as an internal auditor for Harrah's Hotel and Casino. Mr. Lenczycki received his B.S. from St. Joseph's University and his M.B.A. from Tulane University.

        Bradley Glassman has served as our Vice President, Sales and Marketing, since July 2001. From April 2000 through June 2001, Mr. Glassman served as our Vice President, Marketing. In addition, from January 1998 to March 2000, Mr. Glassman served as our Director of Corporate Development, and from May 1996 to December 1997, he served as a Corporate Development Analyst. Mr. Glassman received his B.A and an M.B.A. from Tulane University. Mr. Glassman is the son of Daniel and Iris Glassman.

        Ralph Landau, Ph.D. has served as Vice President and Chief Scientific Officer since January 2003. Dr. Landau joined us in October 2002 as Vice President, Manufacturing. From 2001 to 2002, Dr. Landau served as Director, Program Management/Business Development for Elan Pharmaceutical Technologies. From 1997 to 2001, Dr. Landau held the positions of Associate Director, Drug Supply Management, Associate Director, Project Management, and Associate Director, Process Technologies, for Novartis Pharmaceuticals. Additionally, Dr. Landau has published articles in 28 peer-reviewed publications. Dr. Landau received his B.S. from the New Jersey Institute of Technology and his Ph.D. from the University of Delaware and serves on the advisory committees for Rutgers University and the New Jersey Institute of Technology.

Board Committees

        The audit committee of our Board of Directors currently consists of Mr. Bernstein, Dr. Fedida and Dr. Wolin. Our audit committee, which reviews our financial and accounting practices and controls, held six meetings during 2002.

        The compensation committee of our Board of Directors currently consists of Mr. Daniel Glassman, Mrs. Glassman and Dr. Wolin. Our compensation committee, which approves executive compensation, held one meeting during 2002. Except for Mr. and Mrs.'s Glassman's membership on the compensation committee, there were no compensation committee interlocks and no insider participation in compensation committee decisions during 2002 that were required to be reported under the rules and regulations of the Securities Exchange Act of 1934.

Scientific Advisors

        We have formed a group of scientific advisors having extensive experience in our core branded products to advise us in long-range planning and product development:

        Boni E. Elewski, M.D. is Director of Clinical Research for the Department of Dermatology and a professor at the University of Alabama at Birmingham. Dr. Elewski serves as President of the American Academy of Dermatology. She has authored more than 130 publications and is a member of the editorial board of the Journal of the American Academy of Dermatology. Dr. Elewski was awarded a B.A. from Miami University and received her M.D. from Ohio State University College of Medicine.

        Cory A. Golloub, M.D. is a doctor of internal medicine and pediatrics currently practicing in Montville, New Jersey. Dr. Golloub is currently affiliated with New Jersey Medical School, University Hospital and Chilton Memorial Hospital in New Jersey. Dr. Golloub received his B.S. from SUNY

Stony Brook and his M.D. from the University of Medicine, Tampico, Mexico with postgraduate affiliations with SUNY Downstate—Brookdale Hospital and New Jersey Medical School.

        James J. Leyden, M.D. is a board certified dermatologist currently on the staff of the Department of Dermatology in the Hospital of the University of Pennsylvania. Dr. Leyden has authored more than 300 publications and served as an editor for publications such as the Journal of the American Academy of Dermatology and The Journal of Microbial Ecology in Health and Disease and has held the position of Editor-in-Chief of Cutaneous Aging and Cosmetic Dermatology. Dr. Leyden is a member of the American Academy of Dermatology, the Society of Investigative Dermatology and the Society of Pediatric Dermatology. Dr. Leyden received his B.A. from St. Joseph's College and his M.D. from The University of Pennsylvania School of Medicine.

        Bryan Craig Markinson, D.P.M. is Chief of Podiatric Medicine and Surgery and Assistant Clinical Professor of Orthopedics and Pathology at Mount Sinai School of Medicine. Dr. Markinson also is an adjunct professor, Division of Medical Sciences, for the New York College of Podiatric Medicine. Dr. Markinson has served on the staffs of Metropolitan Hospital, New York Methodist Hospital, New York Community Hospital of Brooklyn and Foot Clinics of New York. He is a member of the American Podiatric Medical Association, the New York State Podiatric Medical Association and a Fellow of the American Society of Podiatric Dermatology. Dr. Markinson received his B.S. from Long Island University and a D.P.M. from the New York College of Podiatric Medicine.

        Alan R. Shalita, M.D. is a board certified dermatologist and currently Professor and Chairman of the State University of New York Health Science Center at Brooklyn. Dr. Shalita is licensed in New Jersey, North Carolina, California and Florida. Dr. Shalita received his B.S. from University of Brussels, Belgium and M.D. from Bowman Gray School of Medicine.

        Mitchell J. Spirt, M.D. is a doctor of internal medicine currently on faculty as Assistant Clinical Professor of Medicine at the UCLA School of Medicine, California. Dr. Spirt performed his internship and residency at Mount Sinai Medical Center, New York, and was a Fellow at the University of California at Los Angeles. Dr. Spirt received his B.S. from SUNY at Binghamton and received his M.D. from Mount Sinai Medical Center in New York.

Executive Compensation

        The following table shows all of our cash compensation and options awarded during the years ended December 31, 2002, 2001 and 2000, to Daniel Glassman, our Chairman of the Board, President and Chief Executive Officer, and our four other highest paid executive officers during 2002. There were no restricted stock awards, long-term incentive plan payouts or other compensation paid during 2002 to the executive officers named in the following table except as set forth below:

Summary Compensation Table

	Annual Compensation					Long-Term Compensation Awards
Name and Principal Position	Year	Salary		Bonus		No. of Shares Underlying Options(1)
Daniel Glassman Chairman of the Board, President and Chief Executive Officer	2002 2001 2000	$ $ $	285,300 237,900 192,500	$ $ $	218,800 209,000 130,900	315,000 68,833 359,589
Gene Goldberg Senior Vice President, Marketing and Business Planning	2002 2001 2000	$ $ $	172,000 152,400 149,200	$ $ $	79,500 79,900 58,740	18,000 12,199 —
R. Brent Lenczycki Vice President, Chief Financial Officer	2002 2001 2000	$ $ $	119,600 100,200 84,500	$ $ $	46,800 42,400 26,100	— 79,417 —
Bradley Glassman Vice President, Sales and Marketing	2002 2001 2000	$ $ $	146,200 121,000 98,000	$ $ $	56,300 52,300 29,540	— 64,631 18,000
Dileep Bhagwat, Ph.D.(2) Vice President Research and Development	2002 2001 2000	$ $ $	134,900 125,300 115,100	$ $ $	48,300 50,600 30,300	— 2,630 —

(1)
All of these options are exercisable into shares of common stock.

(2)
Dr. Bhagwat's position is no longer deemed by us to be an executive officer position.

        We have no defined benefit or defined contribution retirement plans other than our 401(k) plan established under Section 401(k) of the Internal Revenue Code of 1986, as amended. Contributions to the 401(k) plan are voluntary and all employees are eligible to participate. The 401(k) plan permits us to match employee contributions, and we make matching contributions, at 25% of the first 6% of gross pay that each employee contributes to the plan.

Stock Options

        Our stock option plans provide for the grant of stock options to key employees and key consultants. Options may be either incentive stock options or non-qualified stock options. The plans are administered by our Board of Directors. As of September 30, 2003, 519,151 options were outstanding under our 1990 Stock Option Plan, which was terminated upon adoption of our 1999 Incentive and Non-Qualified Stock Option Plan, which expires in 2010. Under the 1999 plan, as of September 30, 2003, 1,179,325 options were outstanding and 3,633,685 options remained available for grant.

        The following table sets forth information concerning outstanding options to purchase shares of our common stock granted by us in 2002, our executive officers listed in the Summary Compensation Table above. We did not grant options to purchase shares of Class B common stock, and we did not grant any stock appreciation rights during 2002. The exercise prices for all options reported below are not less than 100% of the per share market prices for our common stock on their dates of grant.

Option Grants in 2002

	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in 2002			Potential Realized Value at Assumed Annual Rates of Stock Price Appreciation(1)
Name			Exercise or Base Price ($/Sh)	Expiration Date
					5% ($)	10% ($)
Daniel Glassman	315,000	64.22%	13.13	03/21/07	662,700	5,614,900
Gene Goldberg	18,000	3.67%	9.32	07/25/12	105,500	267,400
R. Brent Lenczycki	—	—	—	—	—	—
Bradley Glassman	—	—	—	—	—	—
Dileep Bhagwat, Ph.D.	—	—	—	—	—	—

(1)
The potential realizable value portion of the table illustrates amounts that might be realized upon exercise of the options immediately prior to the expiration of their term, assuming the specified compounded annual rates of stock price appreciation over the scheduled life of the options. This table does not take into account provisions of certain options providing for termination of the option following termination of employment, nontransferability or vesting schedules. The dollar amounts under these columns are the result of calculations at the 5% and 10% rates set by the SEC and are not intended to forecast possible future appreciation, if any, of our stock price.

        Options issued typically vest over three years and have expiration dates ten years after issuance for employees and five years for board members and employees that own more than 10% of our common stock.

Aggregated Option Exercises in 2002
and Year-End Option Values

        The following table presents the value, on an aggregate basis, as of December 31, 2002, of outstanding stock options held and the stock options exercised during the fiscal 2002 by our executive officers listed in the Summary Compensation Table above:

			Number of Securities Underlying Unexercised Options at Year-End		Value of Unexercised In-the-Money Options at Year-End(2)
Name	Number of Shares Acquired on Exercise	Value Realized(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Daniel Glassman	—	—	733,589	364,833	$8,490,663	$232,479
Gene Goldberg	2,400	$21,510	51,296	21,199	$523,980	$78,685
R. Brent Lenczycki	—	—	31,000	54,417	$239,805	$365,901
Bradley Glassman	15,000	$286,594	26,000	50,631	$189,530	$326,326
Dileep Bhagwat, Ph.D.	4,000	$81,145	8,000	2,630	$95,490	$9,766

(1)
Value realized is calculated based on the closing price of the common stock of the underlying shares on the date of exercise, minus the exercise price and assumes the sale of all the underlying shares.

(2)
Value of unexercised in-the-money options is calculated based on the market value of the underlying shares, minus the exercise price and assumes the sale of all the underlying shares on December 31, 2002, at a price of $13.03, which was the closing price of the common stock on that date.

Equity Compensation Plan Information

        The following table summarizes share and exercise price information about our equity compensation plans as of December 31, 2002.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Issuable Upon Exercise of Outstanding Options)
Equity compensation plans approved by security holders	1,786,123	$5.44	2,486,699
Equity compensation plans not approved by security holders	—	—	—

Total	1,786,123	$5.44	2,486,699

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

        We do not have any employment contracts or termination of employment or change-in-control arrangements with any of our executive officers.

Other Compensation Plans

        In 1998, we initiated the Stern Stewart EVA Financial Management System. EVA, or Economic Value Added, is essentially defined as net income minus a charge for the capital that is employed in the business. Based upon the change in EVA from the current year to the previous year, a portion of the change in profitability is distributed to all our employees. We based all bonuses listed in the Summary Compensation Table above upon the EVA Financial Management System.

Compensation of Directors

        Directors who are not officers or employees receive an annual retainer of $6,500 per year, an annual grant of 5,000 options to purchase shares of our common stock that vest over a period of three years from the date of grant and a fee of $1,000 for each meeting of the Board of Directors or any Board committee meeting attended by that Director, plus out-of-pocket costs. In addition, our non-employee Directors who serve as a chairperson of a committee of our Board receive a payment of $1,000 per month in that capacity. Directors who are also officers or employees receive no additional compensation for their services as directors.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information as of September 30, 2003, regarding the ownership of our common stock and Class B common stock by (i) each director, (ii) each executive officer named in the Summary Compensation Table above, (iii) each beneficial owner of more than five percent of common stock and Class B common stock known by us and (iv) all directors and executive officers, as a group.

        The table also sets forth the percentage of outstanding shares of common stock and Class B common stock beneficially held by them on that date and immediately following this offering. The address of each person listed is the same as our address.

	Number of Shares Beneficially Owned				Percent of Class Beneficially Owned Before the Offering		Percent of Class Beneficially Owned After the Offering
Name and address of beneficial owner(1)	Common Stock		Class B Common Stock		Common Stock	Class B Common Stock	Common Stock	Class B Common Stock
Daniel Glassman	1,405,195	(2)	392,469	(3)	12.2%	91.3%	9.0%	91.3%
Michael Bernstein	—		—		*	*	*	*
C. Ralph Daniel, III, M.D.	—		—		*	*	*	*
Andre Fedida, M.D.	6,250	(4)	—		*	*	*	*
Iris Glassman	260,673	(5)	16,403		2.5%	3.8%	1.8%	3.8%
Steven Kriegsman	—		—		*	*	*	*
Bruce Simpson	5,606	(6)	—		*	*	*	*
Alan Wolin, Ph.D.	70,441		—		*	*	*	*
Bradley Glassman	137,285	(7)	20,880		1.3%	4.9%	*	4.9%
Gene Goldberg	78,036	(8)	—		*	*	*	*
R. Brent Lenczycki	73,970	(9)	—		*	*	*	*
Ralph Landau, Ph.D.	5,049	(10)	—		*	*	*	*
All executive officers and directors as a group (12 persons)	2,042,505	(11)	429,752		17.1%	100%	13.1%	100%

*
Represents less than one percent.

(1)
Unless otherwise indicated, the stockholders identified in this table have sole voting and investment power with respect to the shares that they beneficially own. Each named person and all executive officers and directors, as a group, are deemed to be the beneficial owners of securities that may be acquired within 60 days through the exercise of options, warrants or conversion rights. Accordingly, the number of shares and percentage set forth opposite each stockholder's name under the columns for common stock includes shares of common stock issuable upon exercise of warrants and stock options exercisable now or within 60 days from October 31, 2003 and shares of common stock issuable upon conversion of shares of Class B common stock. These additional shares are not included in calculating the number of shares or percentage of common stock beneficially owned by any other stockholder.

(2)
Of these shares, 61,698 shares are owned indirectly by Mr. Glassman through affiliates and 833,422 shares issuable upon exercise of options owned by Mr. Glassman. Mr. Glassman's affiliates have disclaimed beneficial ownership over all of these shares. Mr. Glassman disclaims beneficial ownership over shares and options owned by his spouse, Iris S. Glassman.

(3)
Includes 25,738 shares owned indirectly by Mr. Glassman through affiliates. Mr. Glassman's affiliates have disclaimed beneficial ownership over these shares. These shares do not include 16,403 shares beneficially owned by Iris S. Glassman, Mr. Glassman's spouse.

(4)
Consists of 6,250 shares issuable upon exercise of options.

(5)
Includes 4,000 shares owned indirectly by Mrs. Glassman through affiliates, 27,100 shares owned indirectly by Mrs. Glassman as trustee for her children's and grandchildren's trusts, and 160,878 shares underlying presently exercisable options. Mrs. Glassman disclaims beneficial ownership over all shares beneficially owned by her husband, Daniel Glassman.

(6)
Includes 4,000 shares issuable upon exercise of options.

(7)
Includes 56,631 shares issuable upon exercise of options.

(8)
Includes 62,495 shares issuable upon exercise of options.

(9)
Includes 60,417 shares issuable upon exercise of options.

(10)
Includes 5,000 shares issuable upon exercise of options.

(11)
See footnotes 2, 4, 5, 6, 7, 8, 9 and 10. As of September 30, 2003, Dr. Bhagwat was no longer deemed to be an executive officer of Bradley and, accordingly, his shares have not been included in this table.

DESCRIPTION OF CAPITAL STOCK

        We are authorized to issue up to 27,300,000 shares of common stock, 26,400,000 shares of these shares have been designated as common stock and 900,000 of these shares have been designated as Class B common stock, and 2,000,000 shares of preferred stock, $.01 par value per share. As of September 30, 2003, we had 10,317,298 shares of common stock, 429,752 shares of Class B common stock and no shares of preferred stock outstanding. The following summary of our capital stock is not complete and may not contain all the information you should consider before investing in our common stock. This description is subject to and qualified in its entirety by provisions of our certificate of incorporation as amended and our bylaws, which are filed as exhibits to documents incorporated by reference into this prospectus, and by provisions of applicable Delaware law.

Common Stock

        Except for voting rights, holders of common stock and Class B common stock have equal rights in all respects, including the right to receive dividends declared by our board of directors. Holders of common stock have one vote for each share held of record and holders of Class B common stock have five votes for each share held of record on all matters to be voted on by stockholders, except for the election of directors. So long as there are at least 325,000 shares of Class B common stock issued and outstanding, holders of the Class B common stock, voting as a separate class, have the right to elect a majority of our directors and may remove any of those directors with or without cause, at any time, and fill all vacancies among those directors. The holders of common stock and voting preferred stock, if any, vote together as a single class to elect the remainder of our directors or, to remove any of those directors with or without cause, at any time, and to fill vacancies among those directors.

        As of September 30, 2003, our executive officers and directors beneficially owned 2,042,505 shares of common stock and all outstanding shares of our Class B common stock, including 1,405,195 shares of common stock and 392,469 shares of Class B common stock beneficially owned by Daniel Glassman, our Chairman of the Board, President and Chief Executive Officer. Accordingly, our executive officers and directors have, and Mr. Glassman alone has, the ability to elect a majority of directors and to otherwise authorize or prevent various corporate transactions with the votes of our other stockholders, including a transaction involving our change of control.

        Holders of common stock and Class B common stock do not have cumulative voting rights and vote as one class on all other matters requiring stockholder approval. However, under Delaware law the affirmative vote of a majority of the outstanding shares of each class of capital stock, voting separately as a class, is required for any amendment to our certificate of incorporation that would alter or change the powers, preferences or special rights of that class of capital stock.

        Holders of common stock and Class B common stock are entitled upon our liquidation to share ratably in the net assets available for distribution, subject to the rights, if any, of holders of any shares of our preferred stock then outstanding. Shares of common stock and Class B common stock are not redeemable and have no preemptive or similar rights. Holders of Class B common stock are at any time, and by unilateral right, entitled to convert their Class B common stock into shares of common stock. Our certificate of incorporation does not provide for the automatic conversion of Class B common stock into common stock upon transfer.

Preferred Stock

        Our board of directors has the authority to issue shares of preferred stock in one or more series and to fix its rights, preferences, privileges and restrictions, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in our control without further action by stockholders and may affect adversely the voting and other rights of the holders of common stock and Class B common stock. Further, the issuance of preferred stock with voting and conversion rights may affect adversely the voting power of the holders of common stock and Class B common stock. Currently, we have no shares of preferred stock outstanding and no plans to issue any preferred stock.

Delaware Anti-Takeover Law

        Section 203 of the Delaware General Corporation Law prohibits some types of business combination transactions between a Delaware corporation and any "interested stockholder" owning 15% or more of the corporation's outstanding voting stock for a period of three years after the date that the stockholder became an interest stockholder, unless:

  •
  the board of directors approves, prior to the date, either the proposed business combination or the proposed acquisition of stock that resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder owned at least 85% of those shares of the voting stock of the corporation that are not held by the directors, officers or some types of employee stock plans; or

  •
  on or after the date that the stockholder became an interested stockholder, the business combination with the interested stockholder is approved by the board of directors and also approved at a stockholders' meeting by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation's voting stock other than shares held by the interested stockholder.

        Under Delaware law, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

UNDERWRITING

        Subject to the terms and conditions in the underwriting agreement dated December 10, 2003, the underwriters named below, for whom Raymond James & Associates, Inc. is acting as representative, have severally agreed to purchase from us the respective number of shares of our common stock set forth opposite their names below:

Underwriters	Number of Shares
Raymond James & Associates, Inc.	2,112,000
Wachovia Capital Markets, LLC	1,408,000
Allen & Company LLC	80,000
CIBC World Markets Corp.	80,000
Dominick & Dominick LLC	80,000
Lazard Freres & Co. LLC	80,000
Leerink Swann & Company	80,000
SG Cowen Securities Corporation	80,000

Total	4,000,000

        The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the common stock offered by this prospectus are subject to the terms and conditions set forth in the underwriting agreement. The underwriters are obligated to purchase and accept delivery of all of the shares of common stock offered by this prospectus, if any are purchased, other than those covered by the over-allotment option described below.

        The underwriters propose to offer the common stock directly to the public at the public offering price indicated on the cover page of this prospectus and to various dealers at that price less a concession not to exceed $0.72 per share, of which $0.10 may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the underwriters. No reduction will change the amount of proceeds to be received by us as indicated on the cover page of this prospectus. The shares of common stock are offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

        We have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase from time to time up to an aggregate of 600,000 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discount. If the underwriters exercise their over-allotment option to purchase any of the additional 600,000 shares, each underwriter, subject to several conditions, will become obligated to purchase its pro rata portion of these additional shares based on the underwriter's percentage purchase commitment in this offering as indicated in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered by this prospectus are being sold. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

        The following table summarizes the underwriting compensation to be paid to the underwriters by us. These amounts assume both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares. We estimate that the total expenses payable by us in connection with this offering, other than the underwriting discount referred to below, will be approximately $950,000.

	Per Share	Without Option	With Option
Underwriting discount payable by us	1.289	5,156,000	5,929,400

        We have agreed to indemnify the underwriters against various liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

        Subject to specified exceptions, each of our directors and our executive officers has agreed, for a period of 90 days after the date of this prospectus, without the prior written consent of Raymond James & Associates, Inc., not to offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock. This agreement also precludes any hedging, collar or other transaction designed or reasonably expected to result in a disposition of our common stock or securities convertible into or exercisable or exchangeable for our common stock.

        In addition, we have agreed that, for 90 days after the date of this prospectus, we will not, directly or indirectly, without the prior written consent of Raymond James & Associates, Inc., issue, sell, contract to sell, or otherwise dispose of or transfer, any of our common stock or securities convertible into, exercisable for or exchangeable for our common stock, or enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of our common stock or securities convertible into, exercisable for or exchangeable for our common stock, except for our sale of common stock in this offering, and the issuance of options or shares of common stock under our currently outstanding warrants, and our existing stock option plans.

        Until the offering is completed, the rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase shares of our common stock. As an exception to these rules, the underwriters may engage in some types of transactions that stabilize the price of our common stock. These transactions may include short sales, stabilizing transactions, purchases to cover positions created by short sales and passive market making. Short sales involve the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in the offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress. In passive market making, the underwriter, in its capacity as market maker in the common stock, may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

        The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters without notice at any time. These transactions may be effected on the New York Stock Exchange or otherwise.

        Some of the underwriters or their affiliates, including Raymond James & Associates, Inc., have in the past and may in the future perform investment banking and other financial services for us and our affiliates for which they may receive advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for these financial services. In November 2002, we agreed with Raymond James & Associates, Inc. that in the event that Raymond James assists us in completing specified types of transactions involving acquisitions, mergers or licensing arrangements, Raymond James will obtain a right of first refusal to provide us with investment banking services for a period of 18 months following the closing of such a transaction. No transactions that would give rise to this right of first refusal have occurred or are currently pending. The right of first refusal would apply to underwritten public offerings, private placements of equity securities and specified types of acquisition transactions. The value of this right of first refusal under the rules and regulations of the National Association of Securities Dealers is deemed to be 1% of the gross proceeds of this offering, and is considered by the National Association of Securities Dealers to be underwriting compensation. This value does not reduce our net proceeds from the offering.

        On November 20, 2002, we entered into a loan agreement with Wachovia Bank, N.A., an affiliate of Wachovia Capital Markets, LLC, with respect to a $5 million revolving asset-based credit facility and a $10 million acquisition facility for future product acquisitions. This loan agreement has an initial term of two years, expiring on October 31, 2004. Our obligations under this loan agreement have been collateralized by our grant to Wachovia Bank of a lien upon substantially all of our assets. As of the date of this prospectus, we have not borrowed any funds from the revolving asset-based credit facility or the acquisition facility.

LEGAL MATTERS

        Epstein Becker & Green, P.C., New York, New York, will pass upon the validity of the common stock offered hereby. Morrison & Foerster LLP, New York, New York, will pass upon legal matters related to the offering for the underwriters.

EXPERTS

        Our consolidated financial statements and the related financial statement schedule as of December 31, 2001 and 2002, and for each of the three years in the period ended December 31, 2002, included and or incorporated by reference in this prospectus, have been audited by Grant Thornton LLP, independent certified public accountants, as stated in their reports, which are included and or incorporated by reference herein in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect, read and copy these reports, proxy statements and other information at the public reference facilities the SEC maintains at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

        You can also obtain copies of these materials at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) that makes available reports, proxy statements and other information regarding issuers that file electronically with it. In addition, you can inspect the reports, proxy statements and other information we file at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

        We have filed with the SEC a registration statement on Form S-3 under the Securities Act for the issuance of the common stock to be issued in this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the common stock, you should refer to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, you should refer to the copy of such contract or document filed as an exhibit to or incorporated by reference in the registration statement. Each statement as to the contents of such contract or document is qualified in all respects by the actual document. You may obtain copies of the registration statement from the SEC's principal office in Washington, D.C., or review it on the SEC's website, as described above.

INFORMATION INCORPORATED BY REFERENCE

        Some of the information that you may want to consider in deciding whether to invest in our common stock is not included in this prospectus, but rather is incorporated by reference to some of the reports that we have filed with the SEC. This permits us to disclose important information to you by referring to those documents rather than repeating them in full in the prospectus. The information incorporated by reference in this prospectus contains important business and financial information. In addition, information that we file with the SEC after the date of this prospectus and prior to the completion of this offering will update and supersede the information contained in this prospectus and incorporated filings. We incorporate by reference the following documents filed by us with the SEC:

Our SEC Filings	Period Covered or Date of Filing
Annual Report on Form 10-K	Year ended December 31, 2002.
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2003, June 30, 2003 and September 30, 2003.
Current Reports on Form 8-K	January 30, February 26, April 25, April 30, June 9, July 25, July 31 and October 31, 2003.
Proxy Statement for annual meeting (other than those portions deemed not filed with the SEC)	July 9, 2003.
The description of our common stock, contained in our Registration Statement on Form 8-A, including any amendments or reports filed for the purpose of updating such description	May 5, 2003.
All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934	After the date of this prospectus and prior to the completion of this offering.

        Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        You may request a copy of each document incorporated by reference in this prospectus at no cost, by writing or calling us at the following address or telephone number:

Bradley Pharmaceuticals, Inc.
383 Route 46 West
Fairfield, New Jersey 07004-2402
Attn: R. Brent Lenczycki, Chief Financial Officer
(973) 882-1505

        Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document.

        The information in this prospectus may not contain all of the information that may be important to you. You should read the entire prospectus, as well as the documents incorporated by reference in the prospectus. You should rely only on the information provided in this document or incorporated in this document by reference. We have not authorized anyone to provide you with different information. Some of the information in this prospectus has been based on data provided by NDCHealth and that information was provided as is. NDCHealth has made no representation or warranty of any kind, including, but not limited to, the accuracy or completeness of that information. In addition, you should not assume that the information in this document is accurate as of any date other than that on the front of the prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Bradley Pharmaceuticals, Inc. and Subsidiaries
Report of Independent Certified Public Accountants	F-2
Consolidated Balance Sheets at December 31, 2001 and 2002 (audited) and September 30, 2003 (unaudited)	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2000, 2001 and 2002 (audited) and the Nine Months Ended September 30, 2002 and 2003 (unaudited)	F-4
Consolidated Statement of Shareholders' Equity for the Years Ended December 31, 2000, 2001 and 2002 (audited) and the Nine Months Ended September 30, 2003 (unaudited)	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2000, 2001 and 2002 (audited) and the Nine Months Ended September 30, 2002 and 2003 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
 Bradley Pharmaceuticals, Inc.

        We have audited the accompanying consolidated balance sheets of Bradley Pharmaceuticals, Inc. and Subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bradley Pharmaceuticals, Inc. and Subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations, and their consolidated shareholders' equity and their consolidated cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

GRANT THORNTON LLP

New York, New York
February 24, 2003 (except for Note J.3 as to which the date is March 6, 2003)

Bradley Pharmaceuticals, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

	December 31,		September 30,
	2001	2002	2003
			(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$10,337,214	$20,820,725	$49,459,747
Short-term investments	6,977,988	5,188,091	25,874,252
Accounts receivable—net of allowances	3,258,255	3,096,433	4,895,762
Inventories	1,980,368	2,165,727	2,942,623
Deferred tax asset	1,261,912	1,339,755	2,205,119
Prepaid expenses and other	619,916	804,563	1,334,905
Prepaid income taxes	—	315,558	—

Total current assets	24,435,653	33,730,852	86,712,408
Property and equipment, net	797,992	915,681	1,013,309
Intangible assets, net	6,892,412	6,059,143	5,443,706
Goodwill	289,328	289,328	289,328
Deferred tax asset	3,149,730	2,787,479	2,385,831
Deferred financing costs	—	—	2,696,230
Other assets	36,318	134,617	13,555

	$35,601,433	$43,917,100	$98,554,367

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Current maturities of long-term debt	$219,544	$224,510	$93,152
Accounts payable	1,872,084	1,750,901	2,250,452
Accrued expenses	2,645,498	3,592,611	7,050,684
Income taxes payable	388,285	—	711,832

Total current liabilities	5,125,411	5,568,022	10,106,120
Long-term liabilities
Long-term debt, less current maturities	305,739	155,362	57,928
4% convertible senior subordinated notes due 2013	—	—	37,000,000
Commitments and contingencies
Shareholders' equity
Preferred stock, $.01 par value; authorized, 2,000,000 shares; issued — none	—	—	—
Common stock, $.01 par value, authorized, 26,400,000 shares; issued 10,701,739 shares in 2001, 10,836,018 shares in 2002 and 11,148,584 shares at September 30, 2003	107,018	108,360	111,486
Common stock, Class B, $.01 par value, authorized, 900,000 shares; issued 429,752 shares in 2001 and 2002 and at September 30, 2003	4,298	4,298	4,298
Additional paid-in capital	30,400,772	31,153,596	33,334,543
Accumulated other comprehensive gain (loss)	(39,293)	98,323	332,197
Retained earnings	934,587	8,569,062	19,877,593
Treasury stock—common stock—at cost (747,725 shares in 2001, 793,195 shares in 2002 and 831,286 shares at September 30, 2003)	(1,237,099)	(1,739,923)	(2,269,798)

	30,170,283	38,193,716	51,390,319

	$35,601,433	$43,917,100	$98,554,367

The accompanying notes are an integral part of these statements.

Bradley Pharmaceuticals, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,			Nine months ended September 30,
	2000	2001	2002	2002	2003
				(unaudited)	(unaudited)
Net sales	$18,557,429	$25,702,966	$39,668,973	$28,543,737	$51,248,129
Cost of sales	4,271,967	4,168,045	4,568,461	3,230,201	4,316,447

	14,285,462	21,534,921	35,100,512	25,313,536	46,931,682

Selling, general and administrative expenses	11,646,611	15,473,059	21,890,232	15,641,868	27,443,029
Depreciation and amortization	954,568	1,169,484	1,139,531	841,916	896,458
Interest expense (income), net	248,115	(73,588)	(359,261)	(225,163)	53,664
Losses on short-term investments	—	700,000	49,535	—	—
Loss due to impairment of asset	3,897,000	—	—	—	—

	16,746,294	17,268,955	22,720,037	16,258,621	28,393,151

Income (loss) before income tax expense (benefit)	(2,460,832)	4,265,966	12,380,475	9,054,915	18,538,531
Income tax expense (benefit)	(398,000)	654,000	4,746,000	3,531,000	7,230,000

Net income (loss)	$(2,062,832)	$3,611,966	$7,634,475	$5,523,915	$11,308,531

Net income (loss) per common share
Basic	$(0.26)	$0.42	$0.73	$0.53	$1.07

Diluted	$(0.26)	$0.37	$0.67	$0.48	$0.94

Weighted average number of common shares
Basic	7,900,000	8,570,000	10,470,000	10,460,000	10,600,000

Diluted	7,900,000	9,660,000	11,440,000	11,440,000	12,290,000

The accompanying notes are an integral part of these statements.

Bradley Pharmaceuticals, Inc. and Subsidiaries

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	Common stock, $.01 par value		Class B common stock, $.01 par value
						Accumulated other comprehensive gain (loss)	Retained earnings (accumulated deficit)	Treasury stock
					Additional paid in capital
	Shares	Amount	Shares	Amount				Shares	Amount	Total
Balance at December 31, 1999	8,199,683	$81,997	431,552	$4,316	$15,518,146	$—	$(614,547)	766,425	$(1,107,842)	$13,882,070
Stock options exercised	5,000	50			3,387					3,437
Shares issued for consulting services	1,944	19			4,194					4,213
Warrants issued for consulting services					15,262					15,262
Purchase of treasury stock								25,000	(32,438)	(32,438)
Distribution of treasury stock					(3,292)			(50,944)	95,060	91,768
Net loss							(2,062,832)			(2,062,832)

Balance at December 31, 2000	8,206,627	$82,066	431,552	$4,316	$15,537,697	$—	$(2,677,379)	740,481	$(1,045,220)	$11,901,480
Stock options/ warrants exercised	972,820	9,729			3,522,298					3,532,027
Shares issued for consulting services	475	5			2,974					2,979
Warrants and options issued for consulting services					332,185					332,185
Private placement	1,520,017	15,200			10,846,629					10,861,829
Warrants issued for proceeds					150,000					150,000
Stock conversion	1,800	18	(1,800)	(18)	—					—
Purchase of treasury stock								34,448	(244,999)	(244,999)
Distribution of treasury stock					8,989			(27,204)	53,120	62,109
Other compehensive income/ (loss):
Net income							3,611,966			3,611,966
Net unrealized losses on available-for-sale securities						(39,293)				(39,293)

Total comprehensive income										3,572,673

Balance at December 31, 2001	10,701,739	$107,018	429,752	$4,298	$30,400,772	$(39,293)	$934,587	747,725	$(1,237,099)	$30,170,283
Stock options/ warrants exercised	133,599	1,335			679,459					680,794
Shares issued for consulting services	680	7			9,029					9,036
Options issued for consulting services					104,649					104,649
Registration cost					(110,057)					(110,057)
Purchase of treasury stock								52,566	(517,013)	(517,013)
Distribution of treasury stock					69,744			(7,096)	14,189	83,933
Other compehensive income/ (loss):
Net income							7,634,475			7,634,475
Net unrealized gains on available-for-sale securities						137,616				137,616

Total comprehensive income										7,772,091

Balance at December 31, 2002	10,836,018	$108,360	429,752	$4,298	$31,153,596	$98,323	$8,569,062	793,195	$(1,739,923)	$38,193,716
Stock options/ warrants exercised	312,566	3,126			2,077,708					2,080,834
Options issued for consulting services					11,041					11,041
Purchase of treasury stock								45,713	(545,055)	(545,055)
Distribution of treasury stock					92,198			(7,622)	15,180	107,378
Other compehensive income/ (loss):
Net income							11,308,531			11,308,531
Net unrealized gains on available-for-sale securities						233,874				233,874

Total comprehensive income										11,542,405

Balance at September 30, 2003 (unaudited)	11,148,584	$111,486	429,752	$4,298	$33,334,543	$332,197	$19,877,593	831,286	$(2,269,798)	$51,390,319

The accompanying notes are an integral part of these statements.

Bradley Pharmaceuticals, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,			Nine months ended September 30,
	2000	2001	2002	2002	2003
				(unaudited)	(unaudited)
Cash flows from operating activities
Net income (loss)	$(2,062,832)	$3,611,966	$7,634,475	$5,523,915	$11,308,531
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	954,568	1,169,484	1,139,531	841,916	896,458
Amortization of deferred financing costs	—	—	—	28,992	107,840
Deferred income taxes	(1,043,287)	(1,326,310)	284,408	27,231	(463,716)
Allowance for doubtful accounts	50,392	20,135	—	—	—
Inventory provision	430,057	(184,471)	—	—	—
Losses on short-term investments	—	700,000	49,535	—	—
Loss due to impairment of asset	3,897,000	—	—	—	—
Noncash compensation for consulting services	19,475	335,164	113,685	113,673	11,041
Tax benefit due to exercise of non-qualified options and warrants	—	403,862	412,734	370,369	1,137,456
Changes in operating assets and liabilities:
Accounts receivable	(980,893)	2,197,260	161,822	2,513,375	(1,002,899)
Inventories	434,534	156,773	(185,359)	17,898	(776,896)
Prepaid expenses and other	119,240	(489,619)	(144,083)	(340,104)	(536,571)
Accounts payable	(269,588)	357,735	(121,183)	(674,060)	499,551
Accrued expenses	504,594	461,773	947,113	872,439	2,661,643
Income taxes payable	(90,771)	240,058	(703,843)	(350,191)	1,027,390

Net cash provided by operating activities	1,962,489	7,653,810	9,588,835	8,945,453	14,869,828

Cash flows from investing activities:
Investments in trademarks, patents and other intangible assets	(610)	(9,699)	—	—	—
Proceeds from short-term investments	—	—	12,369,442	10,170,348	6,577,089
Purchase of short-term investments	—	(7,717,281)	(10,491,464)	(8,889,808)	(27,029,376)
Purchase of property and equipment	(71,420)	(276,131)	(404,598)	(161,968)	(378,649)

Net cash provided by (used in) investing activities	(72,030)	(8,003,111)	1,473,380	1,118,572	(20,830,936)

Cash flows from financing activities:
Payment of notes payable	(1,504,114)	(1,104,105)	(164,764)	(120,643)	(228,792)
Proceeds from sale of 4% convertible senior subordinated notes	—	—	—	—	37,000,000
Payment of deferred financing costs associated with the sale of 4% convertible senior subordinated notes	—	—	—	—	(2,676,779)
Proceeds from acquistion note	1,161,130	—	—	—	—
Payment of revolving credit line, net	(1,542,682)	(577,639)	—	—	—
Proceeds from private placement	—	10,861,829	—	—	—
Proceeds from exercise of stock options and warrants	3,437	1,086,120	268,060	255,095	943,378
Proceeds from warrant sale	—	150,000	—	—	—
Payment of financing costs	—	—	(138,863)	—	—
Payment of registration costs	—	—	(110,057)	(110,057)	—
Purchase of treasury stock	(32,438)	(244,999)	(517,013)	(7,183)	(545,055)
Distibution of treasury stock	91,768	62,109	83,933	70,639	107,378

Net cash provided by (used in) financing activities	(1,822,899)	10,233,315	(578,704)	87,851	34,600,130

Net increase in cash and cash equivalents	67,560	9,884,014	10,483,511	10,151,876	28,639,022
Cash and cash equivalents at beginning of year	385,640	453,200	10,337,214	10,337,214	20,820,725

Cash and cash equivalents at end of year	$453,200	$10,337,214	$20,820,725	$20,489,090	$49,459,747

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$248,000	$111,000	$78,000	$67,000	$22,000
Income taxes	$644,000	$1,604,000	$4,758,000	$3,245,000	$5,529,000

        The Company entered into capital leases of $19,353 in 2002 and $503,176 in 2001 (See Note G).

        Deferred tax assets and additional paid-in capital have been increased by $2,042,045 for the tax benefit relating to the exercise of warrants in 2001 (See Note F).

The accompanying notes are an integral part of these statements.

Bradley Pharmaceuticals, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001 and 2002, and September 30, 2002 and 2003
(Information with respect to September 30, 2003 and the
nine months ended September 30, 2002 and 2003 is unaudited)

Note A—Organization, nature of operations and summary of accounting policies

        Bradley Pharmaceuticals, Inc. (the "Company") is a Delaware corporation originally founded in 1985. The Company's primary business activity is the marketing of various pharmaceutical products (primarily dermatology, nutritional, respiratory, and internal medicine), which primarily have been acquired through the purchase of trademark rights and patents. The products are sold either over-the-counter or by prescription only throughout the United States and to distributors in selected international markets.

        A summary of the significant accounting policies of the Company applied in the preparation of the accompanying consolidated financial statements follows:

1.     Principles of consolidation

        The consolidated financial statements include the accounts of Bradley Pharmaceuticals, Inc. and its wholly-owned subsidiaries, Doak Dermatologics Inc. ("Doak"), Bradley Pharmaceuticals Overseas, Ltd. (a foreign sales corporation), and Bradley Pharmaceuticals (Canada) Inc. All intercompany transactions have been eliminated in consolidation.

2.     Cash and cash equivalents

        Cash and cash equivalents include investments in highly liquid securities having an original maturity of three months or less at the time of purchase.

3.     Short-term investments

        The Company accounts for investments under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The Company's debt and equity securities are classified as available-for-sale. Available-for-sale securities are carried at fair value as determined through quoted market prices with the unrealized gains and losses reported in stockholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. The cost of securities sold is based upon the specific identification method. Held-to-maturity investments in the accompanying balance sheet as of December 31, 2002 represents investments in AAA rated commercial paper maturing in January 2003. It is the Company's intention to hold these securities to maturity.

4.     Accounts receivable and material customers

        The Company extends credit on an uncollateralized basis primarily to wholesale drug distributors. Historically, the Company has not experienced significant credit losses on its accounts. The Company's four largest customers accounted for an aggregate of approximately 86% and 92% of gross accounts receivable at December 31, 2002, and 2001, respectively. The Company's three largest customers accounted for an aggregate of approximately 86% of gross accounts receivable at September 30, 2003. On December 31, 2002, McKesson Corporation owed approximately $2,653,000 to the Company or 45% of gross accounts receivable. On December 31, 2001, Quality King Distributors owed approximately $3,090,000 to the Company or 56% of gross accounts receivable. On September 30, 2003, AmerisourceBergen Corporation, Cardinal Health, Inc. and McKesson Corporation owed 12%, 42% and 32% of gross accounts receivable to the Company, respectively. Deferred revenue of $228,815 at December 31, 2001 represents the proportionate sales value of undelivered promotional goods to such customer. The following table presents a summary of sales to significant customers as a percentage of the Company's total revenues:

Customer	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2002	Nine Months Ended September 30, 2002	Nine Months Ended September 30, 2003
AmerisourceBergen Corporation	23%	12%	17%	16%	16%
Cardinal Health, Inc.	27%	20%	24%	27%	26%
McKesson Corporation	11%	11%	26%	23%	24%
Quality King Distributors, Inc.	18%	40%	23%	20%	15%

        Supplemental information on the accounts receivable balances at December 31, 2001 and 2002 and September 30, 2003 are as follows:

	December 31, 2001	December 31, 2002	September 30, 2003
Accounts receivable
Trade	$5,528,139	$5,851,759	$7,137,957
Other	134,350	89,029	147,751

	5,662,489	5,940,788	7,285,708

Less allowances:
Chargebacks	1,496,229	2,147,128	1,193,900
Returns	341,337	364,236	835,098
Discounts	327,129	137,001	120,208
Doubtful accounts	239,539	195,990	240,740

	2,404,234	2,844,355	2,389,946

Accounts receivable, net of allowances	$3,258,255	$3,096,433	$4,895,762

        Trade receivables consist of sales of product primarily to wholesale customers. Other receivables primarily consist of receivables from vendors.

5.     Allowances for returns, chargebacks, discounts and doubtful accounts

        Chargebacks are based on the difference between the prices at which the Company sells its products to wholesalers and the sales price ultimately paid by the end-user (often governmental agencies and managed care buying groups) pursuant to fixed price contracts. The Company records an estimate of the amount to be charged back to the Company at the time of sale to the wholesaler. Management estimates its reserves for chargebacks, based upon factors including current contract prices, historical chargeback rates and actual chargebacks claimed. The amount of actual chargebacks claimed could differ (either higher or lower) in the near term from the amounts accrued by the Company.

        The Company records an estimate of the discount amount deducted from customer's payments at the time of sale. Typically, the Company offers 2% discount based upon customer prompt payments. Management estimates its reserves for discounts, based upon historical discounts claimed. The amount of actual discounts claimed could differ (either higher or lower) in the near term from the amounts accrued by the Company.

        The Company also maintains a provision for doubtful accounts, which the Company believes the probability of collecting the accounts receivable is remote. Based upon specific analysis of the Company's accounts, the Company maintains a reserve. The amount of actual customer defaults claimed could differ (either higher or lower) in the near term from the amounts accrued by the Company.

6.     Inventories

        The Company purchases raw materials and packaging components for some third party manufacturing vendors. The Company utilizes third parties to manufacture and package finished goods held for sale, takes title to certain finished inventories once manufactured, and warehouses such goods until final distribution and sale. Finished goods consist of saleable products held at the Company's warehouses. Inventories are valued at the lower of cost or market using the first-in, first-out method. The Company provides valuation reserves for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.

        Supplemental information on inventory balances at December 31, 2001 and 2002 and September 30, 2003 are as follows:

	December 31, 2001	December 31, 2002	September 30, 2003
Finished goods	$2,012,926	$1,820,609	$2,685,076
Raw materials	424,945	622,945	416,988
Valuation reserve	(457,503)	(277,827)	(159,441)

Inventories, net	$1,980,368	$2,165,727	$2,942,623

7.     Property and equipment

        Property and equipment is stated at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives using the straight-line method over a period ranging from 5 to 7 years for equipment, 3 to 5 years for furniture and fixtures and the lesser of 10 years or the life of the lease for leasehold improvements.

8.     Intangible assets and goodwill

        The Company has in the past made acquisitions of products and businesses that include goodwill, license agreements, product rights, and other identifiable intangible assets. The Company assesses the impairment of identifiable intangibles (including goodwill prior to January 1, 2002) whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Some factors the Company considers important which could trigger an impairment review include the following; (i) significant underperformance relative to expected historical or projected future operating results; (ii) significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and (iii) significant negative industry or economic trends.

        When the Company determines that the carrying value of intangible assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company first will perform an assessment of the asset's recoverability based on expected undiscounted future net cash flow, and if the amount is less than the asset's value, the Company will measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

        As of January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets", which eliminated the amortization of purchased goodwill, which resulted in an increase in pretax income of approximately of $119,000 for the fiscal year ended December 31, 2002. Adoption of this standard did not have a material effect on the Company's financial statements. Upon adoption of SFAS No. 142, the Company performed an impairment test of its goodwill (amounting to $289,328 at January 1, 2002) and determined that no impairment of the recorded goodwill existed. The fair value of the reporting unit was calculated on the basis of discounted estimated future cash flows and compared to the related book value of such reporting units. Under SFAS No. 142, goodwill will be tested for impairment at least annually and more frequently if an event occurs which indicates the goodwill may be impaired. The Company performed the test at December 31, 2002 and noted that no impairment existed.

        As of January 1, 2002 the Company also adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, which supersedes SFAS No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of. The adoption of SFAS No. 144 had no effect on the Company's financial statements.

9.     Accrued expenses

        Supplemental information on the accrued expenses at December 31, 2001 and 2002 and September 30, 2003 are as follows:

	December 31, 2001	December 31, 2002	September 30, 2003
Employee compensation	$1,274,830	$1,559,583	$2,041,620
Rebate payable	199,804	370,599	88,331
Rebate liability	559,128	1,203,200	3,619,324
Deferred revenue	228,815	—	—
Accrued interest	—	—	447,041
Other	382,921	459,229	854,368

Accrued expenses	$2,645,498	$3,592,611	$7,050,684

        The Company establishes and maintains reserves for amounts payable to managed care organizations and state Medicaid programs for the reimbursement of a portion of the retail price of prescriptions filled that are covered by the respective plans. The amounts estimated to be paid relating to products sold are recognized as revenue reductions and as additions to accrued expenses at the time of sale based on the Company's best estimate of the expected prescription fill rate to these managed care patients using historical experience adjusted to reflect known changes in the factors that impact such reserves. The rebate liability represents the estimated claims for rebates owed to Medicaid and managed care providers but not yet received by the Company. The rebate payable represents actual claims for rebate amounts received from Medicaid and managed care providers and payable by the Company.

10.   Revenue recognition

        Revenue from product sales is recognized, net of estimated provisions, when the merchandise is shipped to an unrelated third party pursuant to Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements". Accordingly, revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery of the products has occurred; (iii) the selling price is both fixed and determinable and; (iv) collectibility is reasonably probable. The Company's customers consist primarily of large pharmaceutical wholesalers who sell directly into the retail channel. Provisions for sales discounts, and estimates for chargebacks, rebates, damaged product returns, exchanges for expired product are established as a reduction of product sales revenues at the time such revenues are recognized. These revenue reductions are established by the Company as its best estimate at the time of sale based on historical experience adjusted to reflect known changes in the factors that impact such reserves. These revenue reductions are generally reflected either as a direct reduction to accounts receivable through an allowance, or as an addition to accrued expenses if the payment is due to a party other than the wholesale or retail customer.

        The Company does not provide any forms of price protection to wholesale customers and the Company typically permits product returns only if the product is damaged or if it is returned within six to 12 months of expiration and 12 months after expiration.

11.   Risks, uncertainties and certain concentrations

        The Company's future results of operations involve a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, maintaining CARMOL® sales, the outcome of the Company's lawsuit against Dermik Laboratories, Inc. and Aventis Pharmaceuticals, Inc., dependence on key personnel, government regulation, manufacturing disruptions, competition, reliance on certain customers and vendors, absence of redundant facilities, and credit risk.

        The Company is potentially subject to concentrations of credit risk, which consist principally of cash and cash equivalents, short-term investments, and trade accounts receivable. The cash and cash equivalent balances at December 31, 2002 and 2001 were principally held by three institutions, and are in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit. As of December 31, 2002 and 2001, four wholesale customers accounted for $5,008,881 and $5,103,092 or 86% and 92%, respectively, of the total accounts receivable balance. As of September 30, 2003, three wholesale customers accounted for 86% of the total accounts receivable balance.

        The Company maintains $5,000,000 of product liability insurance on its products. This insurance is in addition to required product liability insurance maintained by the manufacturers of the Company's products. The Company believes that this amount of insurance coverage is adequate and reasonable, although the Company cannot assure that product liability claims will not exceed that coverage. In addition, the Company may mot be able to maintain its liability insurance at reasonable premium rates, if at all. To date no product liability claim has been made against the Company and the Company is not aware of any pending or threatened claim.

        All manufacturers, marketers, and distributors of human pharmaceutical products are subject to regulation by the FDA. New drugs must be the subject of an FDA-approved new drug application before they may be marketed in the United States. Some prescription and other drugs are not the subject of an approved marketing application but, rather, are marketed subject to the FDA's regulatory discretion and/or enforcement policies. Any change in the FDA's enforcement discretion and/or policies could alter the way the Company conducts business and any such change could severely impact the Company's future profitability.

        The Company's DECONAMINE® and BRONTEX® immediate release products, which currently has prescription status, fall under a recently issued final monograph. Once the FDA issues a final monograph, a product is required to convert from prescription status to over-the-counter status. This final monograph for DECONAMINE® and BRONTEX® immediate release products has been issued thereby requiring DECONAMINE® and BRONTEX® immediate release products to convert from prescription status to over-the-counter status by December 31, 2004. The Company currently intends to continue to market and distribute the DECONAMINE® and BRONTEX® immediate release products as prescription only as long as the Company may lawfully continue to do so. The Company is presently exploring its marketing and distribution strategy relating to the DECONAMINE® and BRONTEX® products for after these products are converted from prescription status to over-the-counter status, and, as such, it is not currently possible to predict how the Company's operations and financial condition will be affected. The DECONAMINE® product line, including immediate release and extended release products, accounted for approximately 7%, 7% and 12% of 2002, 2001 and 2000 net sales, respectively. The BRONTEX® product line accounted for 1%, 2% and 3% of 2002, 2001 and 2000 net sales, respectively.

        Further, the Company may be required to file an Abbreviated New Drug Application, an ANDA, with the FDA for our DECONAMINE® SR extended release product. The project is being deferred until regulatory and competitive circumstances warrant completion and submission to the FDA.

        The CARMOL® product line accounted for approximately 61%, 45% and 41% of the 2002, 2001 and 2000 net sales, respectively. Changes in the performance of the Company's CARMOL® product line, consequently, will have a material effect on future operations. As more fully discussed in Note J.3, the Company has filed two lawsuits relating to patent infringements on the Company's product line. If a competing 40% urea product is launched, whether as a result of the Company's current litigation or otherwise, the Company's CARMOL®40 sales and profits could materially suffer.

        For the year ended December 31, 2002, five vendors that manufacture and package products for the Company accounted for approximately 41%, 12%, 8%, 6% and 5% each of the Company's cost of goods sold. For the year ended December 31, 2001, five vendors that manufacture and package products for the Company accounted for approximately 34%, 13%, 10%, 10% and 8% each of the Company's cost of goods sold. For the year ended December 31, 2000, five vendors that manufacture and package products for the Company accounted for approximately 13%, 13%, 12%, 11% and 11% each of the Company's cost of goods sold. No other vendor, packager or manufacturer accounted for more than 5%, 8% and 11% of the Company's cost of goods sold for 2002, 2001 or 2000, respectively. The Company currently has no manufacturing facilities of its own and, accordingly, is dependent upon maintaining its existing relationship with its vendors or establishing new vendor relationships to avoid a disruption in the supply of products to supply inventory. There can be no assurance that the Company would be able to replace its current vendors without any disruption to operations.

        The Company had export sales of approximately 4%, 7% and 11% of its net sales for the years ended December 31, 2002, 2001 and 2000, respectively.

12.   Net income (loss) per common share

        The Company computes income per share in accordance with Statement of Financial Accounting Standards No. 128 Earnings per Share ("SFAS 128") which specifies the compilation, presentation and disclosure requirements for income (loss) per share for entities with publicly held common stock or instruments which are potentially common stock.

13.   Income taxes

        The Company and its subsidiaries file a consolidated Federal income tax return.

        Deferred income taxes are provided for the future tax consequences attributable to the differences between the financial statement carrying amounts of assets and liabilities and their respective tax base. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. On September 30, 2003 and December 31, 2002, the Company determined that no deferred tax asset valuation allowance is necessary. The Company believes that its projections of future taxable income makes it more likely than not that such deferred tax assets will be realized. If the projection of future taxable income changes in the future, the Company may be required to reduce deferred tax assets by a valuation allowance.

14.   Reclassifications

        Certain reclassifications have been made to the 2001 and 2000 financial statements in order to conform to the current presentation.

        See Note A.21 for further discussion of reclassifications.

15.   Using estimates in financial statements

        In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's estimate for chargebacks, rebates, discounts and returns, the determination of useful lives of intangibles and the realization of deferred tax assets represent particularly sensitive estimates.

16.   Advertising

        The Company expenses advertising costs as incurred. Total advertising costs charged to expense amounted to approximately $4,525,000, $3,246,000 and $2,260,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

17.   Shipping and handling costs

        The Company expenses shipping and handling costs as incurred. Shipping and handling costs charged to selling, general, and administration expense amounted to $395,618, $273,394 and $194,404 for the years ended December 31, 2002, 2001 and 2000, respectively.

18.   Research and development

        Research and development costs related to both present and future products are expensed currently. Total expenditures on research development charged to selling, general, and administration expense for fiscal 2002, 2001 and 2000 were $532,035, $278,841 and $245,261, respectively.

19.   Stock-based compensation

        The Company has the 1990 Stock Option Plan and the 1999 Incentive and Non-Qualified Stock Option Plan, which are described more fully in Note I.2. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income (loss), as all options granted under those plans had an exercise price equal or above the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income (loss) and earnings (loss) per share if the company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, using the assumptions described in Note I.2, to stock-based employee compensation.

	Year Ended December 31,
	2000	2001	2002
Net income (loss), as reported	$(2,062,832)	$3,611,966	$7,634,475
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(320,520)	(249,961)	(740,016)

Pro forma net income (loss)	$(2,383,352)	$3,362,005	$6,894,459

Earnings (loss) per share:
Basic—as reported	$(0.26)	$0.42	$0.73

Basic—pro forma	$(0.30)	$0.39	$0.66

Diluted—as reported	$(0.26)	$0.37	$0.67

Diluted—pro forma	$(0.30)	$0.35	$0.60

	Nine Months Ended
	September 30, 2002	September 30, 2003
Net income, as reported	$5,523,915	$11,308,531
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,116,469)	(1,077,858)

Pro forma net income for basic computation	$4,407,446	$10,230,673

Net income, as reported	$5,523,915	$11,308,531
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,116,469)	(1,077,858)
Add: After-tax interest expense and other from 4% convertible senior subordinated notes due 2013	—	231,398

Pro forma net income for diluted computation	$4,407,446	$10,462,071

Net income per share:
Basic—as reported	$0.53	$1.07

Basic—pro forma	$0.42	$0.97

Diluted—as reported	$0.48	$0.94

Diluted—pro forma	$0.39	$0.85

20.   New accounting standards

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 rescinds the requirement that all gains and losses from extinguishment of debt be classified as an extraordinary item. Additionally, SFAS 145 requires that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The adoption of this statement in the first quarter of 2003 did not have an impact on the Company's consolidated financial position or results of operations.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit and Disposal Activities" "SFAS 146." This statement revises the accounting for exit and disposal activities under Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." Specifically, SFAS 146 requires that companies record the costs to exit an activity or dispose of long-lived assets when those costs are incurred. SFAS 146 requires that the measurement of the liability be at fair value. The provisions of SFAS 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002 and will impact any exit or disposal activities initiated after such date. The adoption of this statement did not have an impact on the Company's consolidated financial position or results of operations.

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45 is effective on a prospective basis to guarantees issued or modified after December 31, 2002, but has certain disclosure requirements effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have an impact on the Company's consolidated financial position or results of operations.

        In November 2002, the EITF reached a consensus opinion on EITF 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21") The consensus provides that revenue arrangements with multiple deliverables should be divided into separate units of accounting if certain criteria are met. The consideration for the arrangement should be allocated to the separate units of accounting based on their relative fair values, with different provisions if the fair value of all deliverables are not known or if the fair value is contingent on delivery of specified items or performance conditions. Applicable revenue recognition criteria should be considered separately for each separate unit of accounting. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Entities may elect to report the change as a cumulative effect adjustment in accordance with APB Opinion 20, Accounting Changes. Adoption of EITF 00-21 did not have a material effect on the Company's financial position or results of operations.

        In December 2002, FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS 148"). This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for an entity that changes to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure provisions of SFAS 123 to require expanded and more prominent disclosures in annual financial statements about the method of accounting for stock based compensation and the pro forma effect on reported results of applying the fair value method for entities that use the intrinsic value method. The pro forma disclosures are also required to be displayed prominently in interim financial statements. The Company does not intend to change to the fair value method of accounting and has included the disclosure requirements of SFAS 148 in the accompanying financial statements.

        In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin 51, "Consolidated Financial Statements," for certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties or in which equity investors do not have the characteristics of a controlling financial interest ("variable interest entities"). Variable interest entities within the scope of FIN 46 will be required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period ending after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The original effective date was for periods beginning after June 15, 2003. The Company is in the process of determining what impact, if any, the adoption of the provisions of FIN 46 will have upon its financial condition or results of operations. Certain transitional disclosures required by FIN 46 in all financial statements initially issued after January 31, 2003 are included in the accompanying financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, the statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not have any financial instruments within the scope of the SFAS 150 as of September 30, 2003, and, therefore, SFAS 150 does not have a material impact on the Company's consolidated financial statements.

21. Interim financial information (unaudited)

        The financial statements of the Company as of September 30, 2003 and for the nine months ended September 30, 2002 and 2003 are unaudited. The unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and rules and regulations of the Securities and Exchange Commission for interim financial information. Accordingly, they do not include all of the information and footnote disclosures required by accounting principles generally accepted in the United States of America for complete financial statements.

        In the opinion of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of normal recurring entries) necessary to present fairly the Company's financial position as of September 30, 2003, and its operations and cash flows for the nine months ended September 30, 2002 and 2003.

        The results reported for the nine months ended September 30, 2003 are not necessarily indicative of the results of operations that may be expected for a full year.

        The cash flow statements for the nine months ended September 30, 2002 and 2003 reflect the effects of a reclassification to rebate liability from chargebacks.

Note B—Short-term investments

        The Company's short-term investments are intended to establish a high-quality portfolio that preserves principal, meets liquidity needs and delivers an appropriate yield in relationship to the Company's investment guidelines and market conditions.

        The Company invests primarily in money market funds, short-term commercial paper, short-term municipals, treasury bills, and treasury notes. By policy, the Company invests primarily in high-grade investments.

        The following is a summary of available-for-sale securities for December 31, 2001:

	Cost	Gross Unrealized Gain/(Loss)	Gross Fair Value
Short-term municipals	$1,009,329	$(17)	$1,009,312
Bond funds	827,042	(37,037)	790,005
Corporate bonds	1,871,473	(20,350)	1,851,123
Equities	758,739	18,111	776,850

Total available-for-sale securities	$4,466,583	$(39,293)	$4,427,290

        The following is a summary of available-for-sale securities for December 31, 2002:

	Cost	Gross Unrealized Gain/(Loss)	Gross Fair Value
Treasury notes	$2,993,698	$98,323	$3,092,021

Total available-for-sale securities	$2,993,698	$98,323	$3,092,021

        The following is a summary of available-for-sale securities for September 30, 2003:

		Gross Unrealized
	Cost	Gain	Gross Fair Value
Treasury notes	$3,512,678	$284,007	$3,796,685
Municipal bonds	13,123,331	48,190	13,171,521

Total available-for-sale securities	$16,636,009	$332,197	$16,968,206

        During the years ended December 31, 2002, 2001 and 2000, the Company had gross realized losses on sales of available-for-sale securities of $129,834, zero and zero, respectively. During the year ended December 31, 2002, 2001 and 2000, the Company had gross realized gains on sales of available-for-sale securities of $80,299, zero and zero, respectively. The net adjustment to unrealized gains during fiscal 2002 on available-for-sale securities included in stockholders' equity totaled $137,616 and the net adjustment to unrealized losses during fiscal 2001 on available-for-sale securities included in stockholders' equity totaled $39,293.

        During the nine months ended September 30, 2003, the Company had no realized income or losses on sales of available-for-sale securities. During the nine months ended September 30, 2002, the Company had realized losses on sales of available-for-sale securities of $115,390. The net adjustment to unrealized income during the nine months ended September 30, 2003 on available-for-sale securities included in stockholders' equity totaled $233,874. The net adjustment to unrealized losses during the nine months ended September 30, 2002 on available-for-sale securities included in stockholders' equity totaled $107,233. The Company views its available-for-sale securities as available for current operations.

        The Company's held-to-maturity investments represent deposits with financial institutions that have an original maturity of more than three months and a remaining maturity of less than 1 year, when purchased. Securities classified as held-to-maturity, which consist of securities that management has the ability and intent to hold to maturity, are carried at cost.

        The composition of the Company's held-to-maturity investments at December 31, 2001 is as follows:

Certificate of deposit, 5.64%, maturity date March 8, 2002	$1,043,526
Certificate of deposit estimated amount collectable from FDIC	300,000
Certificate of deposit, 5.32%, maturity date May 30, 2002	206,224
Certificate of deposit, 4.01% maturity date October 2, 2002	500,000
Certificate of deposit, 3.64% maturity date December 13, 2002	500,948

Total held-to-maturity investments	$2,550,698

        The composition of the Company's held-to-maturity investments at December 31, 2002 is as follows:

Certificate of deposit estimated amount collectable from FDIC	$200,000
Commercial paper, 1.55% maturity date January 2, 2003	1,400,000
Treasury notes, 1.59% maturity date February 6, 2003	496,070

Total held-to-maturity investments	$2,096,070

        Due to the short maturity dates of the held-to-maturity investments, the carrying value approximates the fair market value at December 31, 2002.

        The composition of the Company's held-to-maturity investments at September 30, 2003 is as follows:

Treasury notes, 1%, maturity date November 30, 2003	$4,745,848
Municipal bonds, 5%, maturity date January 1, 2004	1,010,070
Treasury notes, 1%, maturity date February 5, 2004	497,005
Municipal bonds, 2%, maturity date June 25, 2004	1,087,787
Municipal bonds, 3%, maturity date August 1, 2004	758,648
Municipal bonds, 2%, maturity date August 31, 2004	806,688

Total held-to-maturity investments	$8,906,046

        Held to maturity investments at December 31, 2001 that matured during 2002 generated realized gains of zero in 2002.

        In the fourth quarter of 2001, the Company recorded a $700,000 pre-tax charge related to an impairment of an investment in a certificate of deposit resulting from a subsequent bank failure. A portion of that $1 million certificate of deposit is unlikely to be collected. During the third quarter of 2003, the Company collected $293,291 from the Federal Deposit Insurance Corporation, which resulted in a gain on investment of $93,291 from the previously recorded carrying amount of $200,000.

        The amortized cost and estimated fair value of the available-for-sale securities at December 31, 2002, by maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties, and the Company views its available-for-sale securities as available for current operations.

	Cost	Estimated Fair Value
Available-for-sale
Due in one year or less	$-	$-
Due after one year through two years	399,622	406,600
Due after two years	2,594,076	2,685,421

Total	$2,993,698	$3,092,021

Note C—Intangible assets

        Details of intangible assets are summarized as follows:

	December 31, 2001			December 31, 2002
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Trademarks	$18,262,486	$11,461,472	$6,801,014	$18,262,486	$12,262,269	$6,000,217
Patents	1,327,454	1,251,742	75,712	1,327,454	1,271,734	55,720
Licenses	124,886	109,200	15,686	124,886	121,680	3,206
Covenants not to compete	162,140	162,140	—	162,140	162,140	—

	$19,876,966	$12,984,554	$6,892,412	$19,876,966	$13,817,823	$6,059,143

        Trademarks, patents and licenses are all intangible assets with definite useful lives and therefore continue to be amortized under SFAS 142. Amortization periods for intangible assets as of December 31, 2002 are summarized as follows:

Weighted Average Amortization Period
Trademarks	16
Patents	7
Licenses	10

        The following relates to the Company's intangible assets with definitive useful lives:

Aggregate Amortization Expense
For the fiscal year ended 2000	$839,685
For the fiscal year ended 2001	$933,388
For the fiscal year ended 2002	$833,269
Estimated Amortization Expense
Year ended December 31, 2003	$823,846
Year ended December 31, 2004	$770,298
Year ended December 31, 2005	$734,024
Year ended December 31, 2006	$714,356
Year ended December 31, 2007	$637,076

        Intangible assets arose principally from the following significant transactions.

1.     TRANS•VER•SAL® acquisition

        On March 30, 1993, the Company acquired from Tsumura Medical, a division of Tsumura International, Inc., all technical, proprietary and distribution rights to five specialized dermal patch products currently used in the treatment of warts. Of the total purchase price, $866,250 was attributed to trademarks with an estimated life of 20 years.

2.     DECONAMINE® acquisition

        On December 10, 1993, the Company acquired from Berlex Laboratories, Inc., a subsidiary of Schering AG, all technical, proprietary rights, distribution rights, including trademarks and registrations to an allergy and decongestant remedy called DECONAMINE®.

        The total amount of consideration issued for the DECONAMINE® acquisition is as follows: (1) Cash paid for 1993—$6,000,000; 1994—$2,000,000; 1996—$2,660,000; 1997—$1,650,000 (2) Common stock issued for 1996—1,000,000 shares; and 1997—450,000 shares (3) Warrants issued for

1997—750,000 warrants with an exercise price of $1.25, which were exercised on July 31, 2001. Of the total purchase price, $12,962,994 was attributed to trademarks with an estimated life of 20 years.

        During 2000, the Company recorded an impairment loss relating to the DECONAMINE® trademark. As a result of the Company's strategic review process of its product lines and related intangible assets, the Company determined that an event or circumstance occurred. The Company changed its future sales forecast for the product during April 2000 after it became apparent that significant marketing attention during the Fourth Quarter 1999 had minimal impact on the product's sales. Consequently, the fair value of the DECONAMINE® trademark was calculated on the basis of discounted estimated future cash flows and resulted in a non-cash charge of $3,897,000. This charge, which has been recorded in the consolidated statement of income, had no impact on the Company's cash flow.

        Additionally during 2000, the Company revised its estimate of the useful life of DECONAMINE®. The Company believes that a remaining useful life at December 31, 2000 of 13 years is appropriate.

3.     PAMINE® acquisition

        In February 1994, the Company acquired from Pharmacia Corporation all United States manufacturing, packaging and proprietary rights, including all trademarks, registrations, marketing data, and customer lists of PAMINE® tablets, methscopalamine bromide, used in connection with the treatment of peptic ulcers. Of the total purchase price, $251,000 was allocated to trademarks with a useful life of 15 years.

4.     CARMOL® acquisition

        In June 1994, the Company acquired from Syntex (U.S.A.) Inc., packaging, quality control, stability, drug experience, file history, customer lists and marketing rights, titles and interests, including all U.S. trademarks to CARMOL® 10 and CARMOL® 20 (nonprescription total body moisturizers) and CARMOL®HC (a prescription moisturizer containing hydrocortisone) (the "CARMOL® Products"). The Company agreed to pay Syntex a 3% royalty on sales of CARMOL® Products, commencing June 10, 1997 for a period of seven years. Of the total purchase price, $495,000 was allocated to trademarks with a useful life of 10 years.

5.     ACIDMANTLE® acquisition

        In May 1996, the Company acquired from Novartis AG the trademark rights to the ACIDMANTLE® skin treatment line, including the manufacturing, marketing and distribution rights within the United States and Puerto Rico. The majority of the Purchase Price of $900,000 was attributed to trademarks with an estimated life of 10 years.

6.     BRONTEX® acquisition

        In October 1998, the Company acquired from Procter & Gamble Pharmaceuticals, Inc. all technical information, manufacturing, packaging and proprietary rights, including all trademarks,

registrations, marketing data, customer lists and other information relating to an antitussive/expectorant remedy called BRONTEX®. The majority of the purchase price of $1,842,000 was attributed to trademarks with an estimated life of 15 years.

        During April 2001, the Company revised its estimate of the useful life of BRONTEX®. The Company believes that a remaining useful life of 8 years is appropriate. Due to this change in estimate, the Company amortized approximately an additional $75,000 during 2002 and $57,000 during 2001.

7.     Doak Pharmacal Co., Inc. acquisition

        In 1994 and 1995, the Company acquired the shares of Doak Pharmacal Co., Inc., for approximately $1,349,000. Doak was a publicly traded company engaged in the manufacture and sale of over-the-counter cosmetic dermatologic products and ethical dermatologic products.

Note D—Goodwill

        The following proforma table presents a reconciliation of net income (loss) and earnings (loss) per share amounts for the fiscal years 2000, 2001 and 2002, as reported in the financial statements, to those amounts adjusted for goodwill amortization determined in accordance with SFAS No. 142.

	2000	2001	2002
Reported net income (loss)	$(2,062,832)	$3,611,966	$7,634,475
Addback: goodwill amortization	115,659	118,933	—

Adjusted net income (loss)	$(1,947,173)	$3,730,899	$7,634,475

Basic earnings (loss) per common share:
Reported net income (loss)	$(0.26)	$0.42	$0.73
Goodwill amortization	0.01	0.02	0.00

Adjusted net income (loss)	$(0.25)	$0.44	$0.73

Diluted earnings (loss) per common share:
Reported net income (loss)	$(0.26)	$0.37	$0.67
Goodwill amortization	0.01	0.02	—

Adjusted net income (loss)	$(0.25)	$0.39	$0.67

Note E—Property and equipment

        Property and equipment are summarized as follows:

	December 31, 2001	December 31, 2002
Furniture and Fixtures	$678,684	$859,573
Equipment	1,125,088	1,334,412
Leasehold Improvements	167,930	201,668

	1,971,702	2,395,653

Accumulated Depreciation	(1,173,710)	(1,479,972)

	$797,992	$915,681

        Assets under capital lease were $603,969 and $589,116 as of December 31, 2002 and December 31, 2001. Related accumulated depreciation was $293,573 and $139,635 as of December 31, 2002 and 2001.

Note F—Income taxes

        The provision for income tax expense (benefit) is as follows:

	Year ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2002
Current
Federal	$560,000	$1,810,000	$3,846,000
State	85,000	287,000	897,000

	645,000	2,097,000	4,743,000

Deferred
Federal	(958,000)	(1,260,000)	2,000
State	(85,000)	(183,000)	1,000

	(1,043,000)	(1,443,000)	3,000

	$(398,000)	$654,000	$4,746,000

        The following is a summary of the items giving rise to deferred tax assets at December 31, 2001 and 2002.

	2001	2002
Current
Allowance for doubtful accounts	$88,629	$72,516
Allowance on sales	508,969	633,971
Investment loss accrual	259,000	259,000
Inventory reserves and capitalization	272,350	229,198
Accrued expenses	132,964	145,070

	$1,261,912	$1,339,755

Long-term
Intangibles and fixed assets	$3,149,730	$2,787,479

        As of December 31, 2002 and 2001, the Company determined that no deferred tax asset valuation allowance was necessary. The Company believes that its projections of future taxable income make it more likely than not that such deferred assets will be realized.

        The deferred tax asset valuation allowance was reduced by approximately $1,043,000 in 2001 and increased by approximately $450,000 in 2000.

        During 2001, deferred tax assets and additional paid-in capital have been increased by $2,042,045 for the tax benefit relating to the exercise of warrants. During 2002, deferred tax assets and current taxes payable were reduced by $281,661 relating to these warrants.

        The difference between the actual Federal income tax expense and the amount computed by applying the prevailing statutory rate to income before income taxes is reconciled as follows:

	Year ended December 31, 2000		Year ended December 31, 2001	Year ended December 31, 2002
Tax at statutory rate	(34.0%	)	34.0%	34.0%
State income tax expense, net of Federal tax effect	2.3		2.8	4.8
Change in valuation allowance	18.3		(24.5)	—
Other	(2.8)		3.0	(0.5)

Effective tax rate	(16.2%	)	15.3%	38.3%

Note G—Revolving credit facility, convertible notes and long-term debt

        On November 20, 2002, the Company entered into a loan agreement with Wachovia Bank with respect to a $5 million revolving asset-based credit facility and a $10 million acquisition facility for future product acquisitions. This loan agreement with Wachovia replaces the previous loan agreement with LaSalle Business Credit, Inc., which expired on November 6, 2002. Advances under the revolving asset-based credit facility are calculated pursuant to a formula, which is based upon the Company's eligible accounts receivable and inventory levels. Advances under the $10 million acquisition facility are pursuant to the Company finding a potential acquisition, satisfying financial covenants and, depending upon the potential size of an acquisition, Wachovia's final approval. This loan agreement has an initial term of two years. Interest accrues on amounts outstanding under this new loan agreement at a rate equal to LIBOR plus 1.85% (3.23% at December 31, 2002) and the commitment fee accrues on the unused portion of the asset-based credit facility and the acquisition facility at a rate equal to .05% per annum. The Company's obligations under this loan agreement have been collateralized by the Company's grant to Wachovia of a lien upon substantially all the Company's assets.

        The loan agreement with Wachovia includes various restrictive covenants prohibiting the Company with certain limited exceptions, from, among other things, incurring additional indebtedness and paying dividends, substantial asset sales and certain other payments. The loan agreement also contains financial covenants including quick ratio, funds flow coverage ratio, and total liabilities to tangible net worth ratio.

        As of December 31, 2002 and September 30, 2003, the Company had no borrowings issued under the revolving asset-based line of credit and the acquisition note with a remaining availability pursuant to a borrowing base of $5,000,000 from the revolving line of credit and $10,000,000 from the acquisition note.

        The Company had no borrowings issued under the revolving asset-based line of credit and the acquisition note at December 31, 2001.

        Long-term debt consists of the following:

	December 31, 2001	December 31, 2002
Installment note due 2001 (a)	$60,084	$60,084
Capital lease obligation (b)	311,914	191,138
Other capital lease obligations (c)	151,584	128,650
Other installment notes	1,701	—

	525,283	379,872
Less: current maturities	(219,544)	(224,510)

	$305,739	$155,362

(a)
The note payable, which originated in August 1991 in connection with the acquisition of a trademark (DUADACIN®), calls for interest only, at the rate of 10% commencing August 1992, and quarterly installments consisting of principal and interest in the amount of $6,865 for the eight-year period commencing November 1993. This note is collateralized by the trademark assigned to the Company.

(b)
On March 8, 2001, the Company entered into a lease purchase agreement with General Electric Capital Business Asset Funding Corporation that is comprised of a $300,000 credit facility for equipment purchases, specifically to upgrade and install a computer network. At the conclusion of the interim period (the period the Company purchases the equipment), this lease purchase agreement has a term of 3 years. During the interim period, the Company is subject to interest in an amount determined by applying the interim rate, which is the prime rate of interest announced from time to time by Chase Manhattan Bank plus one percent, to the total then outstanding balance. During the basic term (the period subsequent to the interim period), beginning on July 1, 2001, the Company is subject to interest in an amount determined by applying the periodic rate of 10% to the total cost.

  On June 28, 2001, the credit facility was amended by increasing the funding commitment to $380,225.

(c)
The other capital lease obligations consist of (1) a financing agreement initiated in April 1999 for $23,000 with an interest rate of 7.6% and an original term of 3 years; (2) a automobile financing agreement initiated in February 1999 for $59,000 with an interest rate of 9.0% and an original term of 5 years; (3) during September 2001, the Company entered into financing agreements for $73,000 for the purchase of automobiles, with a term of 5 years and an interest rate of 6.9%; (4) during October 2001, the Company entered into a financing agreement for $50,000 for the purchase of an automobile, with a term of 5 years and an interest rate of 6.5%; and (5) during February 2002, the Company entered into a financing agreement for $19,000 for the purchase of an automobile, with a term of 3 years and an interest rate of 5.9%

        At December 31, 2002, the annual maturities of long-term debt are $224,510 due in 2003, $105,530 due in 2004, $27,734 due in 2005, $22,098 due in 2006 and none due in 2007 and beyond. Because of the nature of the Company's debt, its maturities, and prevailing interest rates, the Company believes that the carrying value of the long-term debt approximates its fair value at December 31, 2002 and 2001.

        On June 11, 2003, the Company issued $25 million in aggregate principal amount of its 4% convertible senior subordinated notes due June 15, 2013 (the "Notes") (plus a potential allotment to the initial purchasers of the Notes to acquire up to an additional $8 million in principal amount of the Notes) in a private placement transaction. The Notes bear interest at the rate of 4% per annum, payable semi-annually in arrears on June 15 and December 15 of each year, and are convertible into shares of the Company's common stock at any time prior to maturity at a conversion rate of 50 shares of the Company's common stock per $1,000 in principal amount of Notes, which represents a conversion price of $20.00 per share. The Company, on or after June 15, 2008, may, at its option, redeem the Notes, in whole or in part, for cash at a redemption price equal to 100% of the principal amount of Notes to be redeemed, plus any accrued and unpaid interest to the redemption date. On June 15, 2008, holders of the Notes may require the Company to purchase all or a portion of their

Notes for cash at a purchase price equal to 100% of the principal amount of Notes to be purchased, plus any accrued and unpaid interest to such date. In addition, holders of the Notes may require the Company to purchase all or a portion of their Notes for cash upon certain repurchase events. The Notes are junior to all of the Company's existing and future senior indebtedness and effectively subordinated to all existing and future liabilities of the Company's subsidiaries, including trade payables.

        On July 24, 2003, the Company issued an additional $12 million in aggregate principal amount of Notes. $8 million of the additional Notes related to the exercise in full of the potential allotment to acquire additional Notes granted to the initial purchasers of the Notes, and the remaining additional Notes related to a new agreement entered into by the Company to issue $4 million of Notes to the initial purchasers. The additional $12 million of convertible notes have the same terms as the initial $25 million of Notes.

        As of September 30, 2003, the Company has accrued $447,041 of interest relating to the Notes, which is included in accrued expenses.

        Additionally, the Company paid $2,676,779 of financing fees relating to these Notes, which are included as deferred financing fees on the balance sheet and are being amortized over a ten year period, which is the life of the Notes.

Note H—Related party transactions

1. Transactions with an affiliated company

        During the years ended December 31, 2002, 2001 and 2000, the Company received administrative support services (consisting principally of mailing, copying, financial services, data processing and other office services) which were charged to operations from Medimetrik, Inc. (formerly Banyan Communications Group, Inc.), an affiliate, in the amount of $109,329, $167,377 and $215,190, respectively. Daniel and Iris Glassman, directors and shareholders, are majority owners of Medimetrik, Inc.

2. Transactions with shareholders

        During the year ended 2002 and the nine months ended September 30, 2003, the Company leased 24,000 square feet of office and warehouse space at 383 Route 46 West, Fairfield, New Jersey, expiring on January 31, 2008 with a limited liability company ("LLC") controlled by Daniel and Iris Glassman. During 2001 and 2000, the Company leased 14,100 square feet of office and warehouse space at 383 Route 46 West, Fairfield, New Jersey from that same LLC. Rent expense, including the Company's proportionate share of real estate taxes, was approximately $349,000, $223,000 and $225,000 in 2002, 2001 and 2000, respectively. Rent expense during the nine months ended September 30, 2003, including the Company's proportionate share of real estate taxes, was approximately $445,000.

        The above lease meets the conditions to be considered a variable interest entity ("VIE"). The VIE's assets consist primarily of a building recorded at approximately $2,130,000, debt of approximately

$1,590,000 and equity of approximately $540,000. Daniel Glassman and his spouse own approximately 10% and his children own approximately 90% of this VIE. The Company does not currently consolidate the VIE because it is not required to under current accounting standards; however, it is reasonably possible that it will be required to consolidate the VIE beginning December 31, 2003. The original effective date was for periods beginning after June 15, 2003. The Company is currently evaluating whether the above transaction qualifies as a VIE that may be required to be consolidated beginning December 31, 2003.

        On January 3, 2000, the Company advanced $100,000 to Daniel Glassman, pursuant to a promissory note bearing interest at 8.25% per annum. The accrued interest and principal was due in full, three years from the execution date, except that fifty percent of all future bonus payments would be applied first to accrued interest, then to principal. On January 1, 2002, Mr. Glassman owed $71,420 in principal and interest from this promissory note. During March 2002, Mr. Glassman paid the remaining outstanding principal and interest balances in full.

        The Company consults with Bruce Simpson, a member of the Board of Directors. Mr. Simpson provides services in marketing, sales, and corporate development. His related consultant expense was approximately $24,000, $34,000 and $8,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Note I—Shareholders' equity

        The Company's authorized shares of common stock are divided into two classes, of which 26,400,000 shares are common stock and 900,000 shares are Class B common stock. The rights, preferences and limitations of the common stock and the Class B common stock are equal and identical in all respects, except that each common stock share entitles the holder thereof to one vote upon any and all matters submitted to the shareholders of the Company for a vote, and each Class B share entitles the holder thereof to five votes upon certain matters submitted to the shareholders of the Company for a vote.

        Both common stock and Class B common stock vote together as a single class upon any and all matters submitted to the shareholders of the Company for a vote, provided, however, that the holders of common stock and holders of Class B common stock vote as two separate classes to authorize any proposed amendment to the Company's Certificate of Incorporation, which affects the rights and preferences of such classes. So long as there are at least 325,000 shares of Class B common stock issued and outstanding, the holders of Class B common stock vote as a separate class to elect a majority of the directors of the Company (who are known as "Class B Directors"), and the holders of common stock and voting preferred stock, if any, vote together as a single class to elect the remainder of the directors of the Company.

        The Board of Directors may divide the preferred stock into any number of series, fix the designation and number of shares of each such series, and determine or change the designation, relative rights, preferences and limitations of any series of preferred stock. The Board of Directors may increase or decrease the number of shares initially fixed for any series, but no such decrease shall reduce the number below the number of shares then outstanding and shares duly reserved for issuance.

1. Stock repurchase plan

        In January 1997, the Company announced a program to repurchase up to 400,000 shares of the outstanding common stock in open market transactions over 24 months. In January 1999, the Company completed the program and began another program to repurchase an additional 600,000 shares of the outstanding common stock in open market transactions or a cumulative repurchase of 12% over the next 36 months. These shares will be held in Treasury by the Company to be used for purposes deemed necessary by the Board of Directors, including funding the Company's matching contributions to the 401(k) Plan. During 2001, the Company acquired 34,448 shares at a cost of $244,999.

        During September 2002, the Company announced a program to repurchase up to $4 million of outstanding common stock in open market transactions over the next 24 months. These repurchased shares will be held in Treasury by the Company to be used for purposes deemed necessary by the Board of Directors, including funding the Company's 401(k) Plan. During 2002, the Company acquired 52,566 shares at a cost of $517,013. During the nine months ended September 30, 2003, the Company purchased 45,713 shares of common stock for $545,055. Between the inception of the stock repurchase plan in September 2002 and September 2003, the Company has purchased 97,713 shares of common stock for $1,054,885.

2. Incentive and non-qualified stock option plan

        Under the 1990 Stock Option Plan, 2,600,000 shares of common stock are reserved for issuance. This plan expired upon the adoption of the 1999 Incentive and Non-Qualified Stock Option Plan; however, as of December 31, 2000 some options under this Plan remain outstanding.

        Under the 1999 Incentive and Non-Qualified Stock Option Plan, 3,250,000 shares of common stock are reserved for issuance. The plan will expire on January 31, 2010, but options may remain outstanding past this date. As of December 31, 2002 and 2001, there were 2,487,000 and 2,505,000 shares available for grant, respectively.

        The number of shares covered by each outstanding option, and the exercise price, must be proportionately adjusted for any increase or decrease in the number of issued shares resulting from a subdivision or consolidation of shares, stock split, or the payment of a stock dividend, and are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, December 31, 2000	1,336,986	$1.50

Granted	385,892	$6.86
Exercised	(171,770)	1.53
Canceled or forfeited	(117,337)	3.03

Balance, December 31, 2001	1,433,771	$2.82

Granted	490,500	$12.55
Exercised	(111,370)	2.07
Canceled or forfeited	(26,778)	8.89

Balance, December 31, 2002	1,786,123	$5.44

        As of December 31, 2002, options outstanding for 1,101,616 shares were exercisable at a weighted average price of $2.05, and the weighted remaining contractual life was 2.8 years. As of December 31, 2001, options outstanding for 1,063,470 shares were exercisable at a weighted average price of $1.70, and the weighted remaining contractual life was 3.1 years. During 2002, 2001 and 2000, compensation cost for options and warrants issued to non-employees were $104,649, $332,185 and $15,262, respectively. On December 31, 2002 and 2001, there were 67,467 and 95,917 options outstanding and exercisable to non-employees, respectively. Options issued typically vest over 3 years and have expiration dates ten years after issuance for employees and five years for board members and employees that have over 10% ownership.

        During the nine months ended September 30, 2003, the Company granted an additional 98,800 options at exercise prices ranging from $12.79 to $18.70 to employees and directors, terminated 54,634 options and holders of options and warrants exercised 349,621 options and warrants, generating proceeds to the Company of $943,378 and a tax benefit of $1,137,456.

        The following table summarizes option data as of December 31, 2002:

Range of Exercise Prices	Number Outstanding as of December 31, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable as of December 31, 2002	Weighted Average Exercise Price
$1.06 — $1.24	201,474	3.9	$1.15	201,474	$1.15
1.25 — 1.99	741,176	2.3	1.49	724,176	1.45
2.00 — 3.99	89,000	2.3	2.24	79,000	2.27
4.00 — 9.99	305,550	2.9	7.81	83,600	7.60
10.00 — 11.99	53,623	4.0	10.84	6,166	11.34
12.00 — 21.18	395,300	6.9	13.26	7,200	12.92

	1,786,123			1,101,616

        The fair value of each option granted for purposes of the proforma disclosures included in Note A.19 has been estimated on the grant date using the Black-Scholes Option Valuation Model. The following assumptions were made in estimated fair value:

	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
Dividend yield	0%	0%	0%	0%	0%
Risk-free interest rate	6.0%	6.0%	5.0%	6.0%	5.0%
Expected life after vesting period
Directors and officers	4 years	4 years	4 years	4 years	4 years
Others	2 years	2 years	2 years	2 years	2 years
Expected volatility	90%	60%	60%	60%	60%

        The exercise price of all options granted during the years ended December 31, 2002 and 2001 and the nine months ended September 30, 2003 and 2002 equaled or was greater than the market price on the grant date.

3.     Reserved shares

        The following table summarizes shares of common stock reserved for issuance at December 31, 2002:

Reserved for	Exercise Price	Number Of Shares Issuable
Warrants for consulting services (expiring July 9, 2008)	$2.34	8,500
Warrants for consulting services (expiring July 31, 2003)	2.38	16,766
Warrants for consulting services (expiring April 1, 2005)	2.12	100,000
Warrants for consulting services (expiring May 21, 2004)	3.15	1,800
Warrants for consulting services (expiring May 24, 2004)	3.20	8,500
Warrants issued for proceeds (expiring November 5, 2004)	14.11	100,000
Warrants issued to private placement advisor (expiring October 29, 2005)	8.50	99,700
1990 and 1999 Stock Option Plans		1,786,123

		2,121,389

        All warrants listed above are exercisable.

        The number of shares covered by each outstanding warrant, and the exercise price, must be proportionately adjusted for any increase or decrease in the number of issued shares resulting from a subdivision or consolidation of shares, stock split, or the payment of a stock dividend, and are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, December 31, 2000	864,266	$1.45

Granted	318,300	$7.96
Exercised	(823,000)	1.41
Canceled or forfeited	—	—

Balance, December 31, 2001	359,566	$7.26

Granted	—	$—
Exercised	(24,300)	2.73
Canceled or forfeited	—	—

Balance, December 31, 2002	335,266	$7.65

        For financial reporting purposes, the tax benefit resulting from the exercise of non-qualified options and warrants allowable for income tax purposes in excess of expense recorded for financial reporting purposes is credited to additional paid-in capital.

        On April 2, 2001, as compensation for prior consulting services, the Company granted to a consultant warrants to purchase 100,000 shares of common stock at the price of $2.125 per share, which are exercisable immediately, nonforfeitable, and will expire 4 years from its initial exercise date. During the First Quarter 2001, the Company expensed $132,897 for these services.

        On July 23, 2001, 70,000 warrants previously issued to Stern Stewart & Company were exercised. As a result of this exercise, the Company issued 48,050 shares of common stock. In lieu of cash payment by Stern Stewart to the Company, Stern Stewart forfeited 21,950 shares of common stock.

        On July 31, 2001, 750,000 warrants previously issued to Berlex Laboratories, Inc. were exercised. As a result of this exercise, the Company issued 750,000 shares of common stock and received $937,500 in proceeds.

        In conjunction with the share issuance in the private placement with selected investors on October 30, 2001, the Company issued 100,000 warrants to the Company's financial advisor with an exercise price of $8.50 and maturity of October 29, 2005.

        On November 6, 2001, the Company sold 100,000 warrants with an exercise price of $14.11 and a term of 3 years to selected investors for $150,000.

        During 2001, the Company granted various consultants options and warrants to purchase 150,500 shares of common stock, which are exercisable immediately, and nonforfeitable. During 2001, the Company expensed $332,185 for these services.

        During 2002, the Company granted various consultants options and warrants to purchase 19,100 shares of common stock, which are exercisable immediately, and nonforfeitable. During 2002, the Company expensed $104,649 for these services.

        On February 19, 2003, 100,000 warrants previously issued to a consultant were exercised. As a result of this exercise, the Company issued 100,000 shares of common stock and received $212,500 in proceeds.

        During the nine months ended September 30, 2003, the Company granted a consultant an option to purchase 1,800 shares of common stock at a price of $13.90, the market value on the date of grant, which is exercisable immediately, nonforfeitable, and will expire three years from the date of grant. During the nine months ended September 30, 2003, the Company expensed $11,041 for these services.

4.     Private placement

        On October 30, 2001, the Company completed a private placement of 1,511,000 unregistered shares of common stock at $7.73 per share. The offering price was based upon the preceding twenty-day bid closing price prior to October 30, 2001, less 15%. In addition, the advisors of the private placement were issued 100,000 warrants with an exercise price of $8.50. The net proceeds from the offering was approximately $10.9 million after deducting estimated offering expenses. Proceeds from the offering, will be used for general corporate purposes.

Note J—Commitments and contingencies

1.     Leases

        During the year ended December 31, 2002 and the nine months ended September 30, 2003, the Company leased 24,000 square feet of office and warehouse space at 383 Route 46 West, Fairfield, New Jersey, expiring on January 31, 2008, with a company controlled by Daniel and Iris Glassman. During 2001 and 2000 the Company leased 14,100 square feet of office and warehouse space at 383 Route 46 West, Fairfield, New Jersey from that same company. Rent expense, including the Company's proportionate share of real estate taxes, was approximately $349,000, $223,000 and $225,000 in 2002, 2001 and 2000, respectively. Rent expense during the nine months ended September 30, 2003, including the Company's proportionate share of real estate taxes, was approximately $445,000.

        During 2002, 2001 and 2000, the Company rented 760 square feet of office space in Chicago, Illinois at cost of $15,000, $18,000 and $18,000, respectively. During February 2002, this facility was not renewed.

        During December 2002, the Company leased approximately 100 square feet of office space in Boca Raton, Florida, expiring on January 31, 2004. During 2002, the Company expensed $1,000 for this location.

        The lease on the Fairfield, New Jersey 6,000 square foot warehouse, is for a period from March 1, 2002 to February 28, 2003, with an option to renew and also includes payments for utilities and common area maintenance. The Company renewed this lease for a term expiring on February 28, 2004. Rent expense was approximately $50,000, $52,000 and $50,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

        On August 12, 2003, the Company entered into a lease for 11,500 square feet of warehouse space. This space will be used primarily to store product samples, product literature and other promotional items. The facility is in the process of being built and the term of the lease shall commence when the facility is ready for occupancy. The timing of the facility's completion is not certain. When the lease begins, the Company will be responsible to pay the annual base rent of $63,250 for the first year, $74,750 for the second year, $86,250 for the third year; and an additional rent expense of $36,800 per year for real estate tax and common area payments.

        Approximate aggregate minimum annual rental commitments are as follows:

Year Ending December 31,	Operating Leases	Capital Leases(a)
2003	$542,604	$181,903
2004	475,630	111,957
2005	462,874	30,209
2006	462,874	22,748
2007	462,874	—
Thereafter	35,906	—

	$2,445,429	$346,817

(a)
Lease amounts include interest of $28,423 and minimum lease payments.

2.     Distribution arrangement

        The Company has a distribution arrangement with a third party public warehouse located in Tennessee to warehouse and distribute substantially all of its products. This arrangement provides that the Company will be billed based on invoiced sales of the products distributed by such party, plus certain additional charges.

3.     Legal proceedings

  Dermik/Aventis litigation

        On January 29, 2003, the Company commenced legal proceedings against Dermik Laboratories and its parent, Aventis Pharmaceuticals, a wholly owned subsidiary of Aventis Pharma AG, alleging, among other things, the infringement by Dermik and Aventis of three patents owned by the Company relating to 40% urea dermatologic compositions and therapeutic uses. 40% urea is the key component of the Company's CARMOL® 40 product line.

        In the complaint, filed in the United States District Court for the District of New Jersey, the Company states that the marketing and sale by Dermik and Aventis of the 40% urea cream, Vanamide, infringes three of the Company's patents, a composition patent for dermatologic products comprised of 40% urea and two methodology patents for the therapeutic use of urea-based products.

        In addition to a judicial determination that Dermik and Aventis have infringed the Company's patents, the Company is seeking triple monetary damages for willful infringement, disgorgement of all profits realized from the sale of the infringing products and an injunction against future infringements. The court scheduled a mid-April 2003 hearing with respect to the Company's request for a preliminary injunction.

        On April 24, 2003, the U.S. District Court for the District of New Jersey issued an order denying the Company's request for a preliminary injunction to prevent Dermik and Aventis from allegedly infringing aspects of the Company's patent concerning the composition and use of the Company's

CARMOL®40 product line. In issuing its ruling, the court concluded that the Company had failed to establish a likelihood of success on the merits that would warrant the issuance of preliminary injunction in the Company's favor. The court further stated its view that, based on the court's preliminary interpretation of the claims, the evidence presented seemed to indicate little or no likelihood of success by the Company on the merits and, further, that the defendants had established a substantial question of invalidity concerning the one patent at issue at the preliminary injunction hearing. The Company cannot assure you that, in connection with this litigation, the court will not ultimately hold the Company's patents relating to CARMOL®40 to be invalid, unenforceable or not infringed, or that the Company will not be subject to counterclaims, including, without limitation, money damages or other relief relating to misuse of the patents. The Company is continuing to review with its advisors the Company's strategies and alternatives with respect to this lawsuit.

        The timing and the ultimate final outcome of the Company's lawsuit against Dermik and Aventis are uncertain. Dermik began selling Vanamide during the second quarter of 2003. Launch of Vanamide or any other competing 40% urea product could have a material adverse effect on the Company's sales and profits attributable to CARMOL®40.

  DPT Lakewood Litigation

        On February 25, 2003, the Company filed an action in the United States District Court for the District of New Jersey against DPT Lakewood, Inc., an affiliate of DPT Laboratories Ltd. In this lawsuit, the Company alleges that DPT Lakewood breached a confidentiality agreement and misappropriated the Company's trade secrets relating to CARMOL®40 CREAM. The Company further alleges that DPT Lakewood is infringing the Company's composition patent for dermatologic products comprised of 40% urea. During 1999, the Company provided, in accordance with a confidentiality agreement entered into for the possible manufacture of CARMOL®40 CREAM, substantial trade secret information to a company of which the Company believes DPT Lakewood is a successor, including processing methods and formulations essential to the manufacture of CARMOL®40 CREAM. DPT Lakewood currently manufactures a 40% urea cream for Dermik and Aventis.

        Among other things, the Company is seeking damages from DPT Lakewood for misappropriation of the Company's trade secrets. DPT Lakewood has counterclaimed against the Company seeking a declaration of invalidity and non-infringement of the patents in question and making a claim for interference with contract and prospective economic advantage.

        On March 6, 2003, DPT Laboratories, Ltd. filed a lawsuit against the Company alleging defamation arising from the Company's press release announcing commencement of the litigation against DPT Lakewood.

        On July 11, 2003, the District Court for the Western District of Texas denied the Company's motion to dismiss. Despite this ruling, the Company continues to believe that this suit is without merit and the Company intends to vigorously defend the Company's position.

  General Litigation

        The Company is a party to other routine actions and proceedings incidental to its business. There can be no assurance that an adverse determination on any such action or proceeding could not have a material adverse effect on the Company's business, financial condition or results of operations.

4.     Defined contribution 401(k) plan

        The Company has a defined contribution 401(k) plan whereby the Company matches employee contributions up to 25% of the employee's first 6% of contributions with shares of the Company's common stock held in Treasury. The Company's contributions for the 401(k) employee match was approximately $49,000, $38,000 and $46,000 incurred for the year ended December 31, 2002, 2001 and 2000, respectively.

        Since 1997, the Company has failed to register, in compliance with applicable securities laws, shares of the Company's common stock transferred to participants in its 401(k) plan and the interests of those participants in that plan, which may also be deemed securities requiring registration. The Company intends to register those shares and interests in the near future and to offer a 30-day right of rescission to those participants who received shares of its common stock in violation of applicable securities laws during the two years preceding the date of that registration, the statute of limitations period that the Company believes may apply to claims for rescission under applicable state laws. Under the rescission offer, the participants will be entitled to require the Company to repurchase those shares at the price per share of the Company's common stock when the shares were transferred to the participant's account, plus interest at a rate to be determined.

        Based upon the Company's preliminary investigation, the Company currently believes that approximately 21,000 shares of its common stock were transferred to 401(k) plan participants between October 1, 2001 and September 30, 2003 and, if subject to its rescission offer, would have an aggregate repurchase price of approximately $280,000, plus interest. The weighted average price per share of the Company's common stock when those shares were transferred to 401(k) plan participants was $13.28, and approximately 900 of those shares were issued when the price per share of the Company's common stock was above $20. However, given that the price per share of the Company's common stock has increased from levels two years ago, the actual aggregate repurchase price of the shares that will be subject to its rescission offer when made, including the number of shares transferred to participants when the price per share was above $20, will likely be higher. The Company may also face fines or other penalties for its violation of applicable securities laws, and may be required to offer rescission to participants who received shares of the Company's common stock prior to the two-year period covered by our anticipated rescission offer.

        In addition, applicable securities laws do not expressly provide that the Company's planned rescission offer will terminate a participant's right to rescind a sale of stock that was not properly registered. Accordingly, the Company may continue to have a contingent liability relating to the shares transferred to participants who do not accept the rescission offer, based upon the price per share of the Company's common stock when the shares were transferred to the participant's account.

Note J—Commitments and contingencies

5.    Co-promotion agreements

        On March 15, 2001, the Company entered into a three year agreement with Adams Laboratories to supplement the Company's promotional efforts for the ENTSOL® Spray product. However, if after the conclusion of the first year the annual net sales are less than $1,750,000, the agreement can be terminated. During the term of this agreement, the Company is responsible for a commission equal to fifty percent of the profit from the sale of ENTSOL® Spray. In accordance with the agreement, profit is defined as net sales less cost of goods sold less all promotional costs dedicated to ENTSOL® Spray incurred by the Company. On August 1, 2001, the agreement was amended to extend the annual sales threshold of $1,750,000 to include an additional 3 1/2 months. On June 30, 2002, the agreement was terminated. During 2002 and 2001, the Company expensed approximately $54,000 and $47,000 for Adams Laboratories' co-promotions, respectively.

        On July 9, 2003, the Company entered into a Co-Promotion Agreement with Ventiv Health U.S. Sales LLC to co-promote ANAMANTLE® HC. Ventiv has agreed to promote ANAMANTLE® HC to the obstetricians and gynecologists. The Company has agreed to pay to Ventiv a fee for each call made by Ventiv until December 31, 2003. From January 1, 2004 until the end of the term of the Agreement, the fee per call will be decreased, but the Company will be responsible to pay Ventiv a percentage of the revenue generated from sales of ANAMANTLE® HC. The Agreement has an initial term of two years and can be renewed for one year periods if mutually agreed upon. Either party may terminate this Agreement at any time for any or no reason, by giving 60 days prior written notice to the other party. During the nine months ended September 30, 2003, the Company expensed $109,674 for these services.

Note K—Net income (loss) per share

        The Company computes income (loss) per share in accordance with Statement of Financial Accounting Standards No. 128 Earnings Per Share ("SFAS 128") which specifies the compilation, presentation and disclosure requirements for income (loss) per share for entities with publicly held common stock or instruments which are potentially common stock.

        Basic net income per common share is determined by dividing the net income (loss) by the weighted average number of shares of common stock outstanding. Diluted net income (loss) per common share is determined by dividing the net income by the weighted number of shares outstanding and dilutive common equivalent shares from stock options and warrants. A reconciliation of the weighted average basic common shares outstanding to weighted average diluted common shares outstanding for the year ended 2000, 2001 and 2002 and the nine months ended September 30, 2002 and 2003 are as follows:

	Year Ended			Nine Months Ended
	December 31, 2000	December 31, 2001	December 31, 2002	September 30, 2002	September 30, 2003
Basic shares	7,900,000	8,570,000	10,470,000	10,460,000	10,600,000
Dilution:
Stock options and warrants	—	1,090,000	970,000	980,000	1,040,000
Convertible notes	—	—	—	—	650,000

Diluted shares	7,900,000	9,660,000	11,440,000	11,440,000	12,290,000

Net income (loss) as reported	$(2,062,832)	$3,611,966	$7,634,475	$5,523,915	$11,308,531

After-tax interest expense and other from convertible notes	—	—	—	—	231,398
Adjusted net income	$(2,062,832)	$3,611,966	$7,634,475	$5,523,915	$11,539,929

Basic income per share	$(0.26)	$0.42	$0.73	$0.53	$1.07

Diluted income per share	$(0.26)	$0.37	$0.67	$0.48	$0.94

        In addition to stock options and warrants included in the above computation, options and warrants to purchase 494,000 shares of common stock at prices ranging from $12.67 to $20.18 per share were outstanding for the twelve months ending December 31, 2002 and 491,000 shares of common stock at prices ranging from $7.05 to $14.11 per share were outstanding for the twelve months ending December 31, 2001. These were not included in the computation of diluted income per share because their exercise price was greater than the average market price of the Company's common stock and, therefore, the effect would be anti-dilutive.

        For the twelve months ended December 31, 2000, stock options and warrants to purchase 2,201,000 shares of common stock at prices ranging from $0.83 to $4.03 per share were not included in the above computation. These were not considered in the computation of diluted income (loss) per share because of the net loss during the period and, therefore, the effect would be anti-dilutive.

        In addition to stock options and warrants included in the above computation, options and warrants to purchase 32,500 shares of common stock at prices ranging from $18.70 to $20.18 per share were outstanding for the nine months ended September 30, 2003. Further, options and warrants to purchase 438,100 shares of common stock at prices ranging from $13.13 to $20.18 per share were outstanding for the nine months ended September 30, 2002, respectively. These were not included in the computation of diluted income per share because their exercise price was greater than the average market price of the Company's common stock and, therefore, the effect would be anti-dilutive.

Note L—Comprehensive income

        Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS No. 130"), requires that items defined as other comprehensive income, such as net income and unrealized gains and losses on available-for-sale securities, be reported separately in the financial statements. The components of comprehensive income for the twelve months ended December 31, 2001 and 2002 and the nine months ended September 30, 2002 and 2003 are as follows:

	Year Ended		Nine Months Ended
	December 31, 2001	December 31, 2002	September 30, 2002	September 30, 2003
Comprehensive income:
Net income	$3,611,966	$7,634,475	$5,523,915	$11,308,531
Other comprehensive income:
Net unrealized gains on available-for sale-securities	(39,293)	137,616	107,234	233,874

Comprehensive income	$3,572,673	$7,772,091	$5,631,149	$11,542,405

Note M—Business segment information

        The Company's two reportable segments are Kenwood Therapeutics (nutritional, respiratory, personal hygiene and internal medicine brands) and Doak Dermatologics, Inc. (dermatological brands). Each segment has been identified by the Company to be distinct operating units marketing, promoting and distributing different pharmaceutical products to different target physician audiences. Kenwood Therapeutics' products are marketed, promoted and distributed primarily to physicians practicing internal medicine, while Doak Dermatologics' products are marketed, promoted and distributed primarily to physicians practicing in dermatology and podiatry.

        The accounting policies used to develop segment information correspond to those described in the summary of significant accounting policies. The reportable segments are distinct business units operating in different market segments with no intersegment sales. The following information about the two segments are for the year ended December 31, 2001 and 2002 and the nine months ended September 30, 2002 and 2003.

	Twelve Months Ended December 31, 2001	Twelve Months Ended December 31, 2002	Nine Months Ended September 30, 2002	Nine Months Ended September 30, 2003
Net sales:
Kenwood Therapeutics	$10,177,512	$9,988,191	$7,539,680	$11,657,688
Doak Dermatologics, Inc.	15,525,454	29,680,782	21,004,057	39,590,441

	$25,702,966	$39,668,973	$28,543,737	$51,248,129

Depreciation and amortization:
Kenwood Therapeutics	$917,622	$881,245	$649,319	$700,668
Doak Dermatologics, Inc.	251,862	258,286	192,597	195,790

	$1,169,484	$1,139,531	$841,916	$896,458

Income before income tax:			$1,591,916	$787,397
Kenwood Therapeutics	$424,642	$1,930,637	7,462,999	17,751,134
Doak Dermatologics, Inc.	3,841,324	10,449,839	$9,054,915	$18,538,531

	$4,265,966	$12,380,475

Income tax expense (benefit):
Kenwood Therapeutics	($1,030,000)	$739,000	$621,000	$307,000
Doak Dermatologics, Inc.	1,684,000	4,007,000	2,910,000	6,923,000

	$654,000	$4,746,000	$3,531,000	$7,230,000

Net income:
Kenwood Therapeutics	$1,454,642	$1,191,637	$970,916	$480,397
Doak Dermatologics, Inc.	2,157,324	6,442,839	4,552,999	10,828,134

	$3,611,966	$7,634,476	$5,523,915	$11,308,531

Geographic information (revenues):
Kenwood Therapeutics
United States	$9,796,902	$9,771,068	$7,360,330	$11,574,622
Other countries	380,610	217,123	179,350	83,066

	$10,177,512	$9,988,191	$7,539,680	$11,657,688

Doak Dermatologics, Inc.
United States	$14,113,841	$28,253,878	$20,040,690	$38,620,063
Other countries	1,411,613	1,426,904	963,367	970,378

	$15,525,454	$29,680,782	$21,004,057	$39,590,441

Net sales by category:
Dermatology	$15,525,454	$29,680,782	$21,004,057	$39,590,441
Respiratory	3,380,299	4,552,057	3,758,276	4,269,209
Nutritional	2,120,454	2,017,986	1,446,114	1,669,570
Internal Medicine	4,443,372	3,156,909	2,125,251	5,482,785
Personal Hygiene	233,387	261,239	210,039	236,124

	$25,702,966	$39,668,973	$28,543,737	$51,248,129

	December 31, 2001	December 31, 2002	September 30, 2003
Segment assets:
Kenwood Therapeutics	$31,988,309	$40,384,344	$95,168,721
Doak Dermatologics, Inc.	3,058,175	3,532,756	3,385,646

	$35,046,484	$43,917,100	$98,554,367

        The basis of accounting that is used by the Company to record business segments' sales have been recorded and allocated by each business segments' identifiable products. The basis of accounting that is used by the Company to allocate expenses that relate to both segments are based upon the proportionate quarterly net sales of each segment. Accordingly, the allocation percentage used can differ between quarters and years depending on the segments proportionate share of net sales.

Note N—Contract manufacturing agreement

        On August 20, 2003, the Company contracted with a manufacturer to produce, as a second source to the Company, CARMOL®40 products. The initial term of the agreement is for five years and may only be terminated if the other party commits a material breach of its obligations. The Company is required to meet the contract manufacturer's minimum payment requirements, except in the case of a "changed circumstance." Under the terms of the Agreement, a changed circumstance is where the market for any or all of the manufactured products materially changes, including, without limitation, the introduction of a generic substitute, or either party, in good faith, believes that a material change in such party's circumstances has occurred which materially affects its ability to perform its obligations pursuant to this Agreement. In the event of a changed circumstance, the parties shall negotiate towards a mutually acceptable revision to the Agreement, including adding other products for the manufacturer to produce. However, in the case of a changed circumstance, the Company will remain responsible for meeting the minimum payment requirements and can only defer such payments, under most circumstances, twelve months from the date of occurrence of the changed circumstance. The minimum amount payable to the contract manufacturer is $700,000 in the first year, $800,000 in the second year, $900,000 in the third year, $1,000,000 in the fourth year and $1,100,000 in the fifth year. The contract year is the twelve consecutive month period commencing from the date the contract manufacturer satisfactorily completes its validation and testing for any Company product.

Note O—Quarterly financial information (unaudited)

        The table below lists the quarterly financial information for fiscal 2001 and 2002. All figures in thousands, except per share amounts, and certain amounts do not total the annual amounts due to rounding.

	Quarter Ended 2001				Quarter Ended 2002
	March	June	Sept.	Dec.	March	June	Sept.	Dec.
Net sales	$5,283	$5,924	$6,648	$7,848	$9,293	$9,356	$9,895	$11,125
Cost of sales	988	940	1,208	1,032	1,110	1,087	1,033	1,338

Gross profit	4,295	4,984	5,440	6,816	8,183	8,269	8,862	9,787
Selling, general and administrative	3,535	3,835	3,662	4,442	5,122	5,046	5,329	6,352
Depreciation and amortization	244	290	292	342	274	282	286	297
Interest expense (income)- net	40	(28)	(19)	(66)	(77)	(57)	(91)	(134)
Losses (gains) on short-term investments	—	—	—	700	38	60	47	(54)

	3,819	4,097	3,935	5,418	5,357	5,331	5,571	6,461
Income before income tax expense (benefit)	476	887	1,505	1,398	2,826	2,938	3,291	3,326
Income tax expense (benefit)	172	339	569	(426)	1,102	1,146	1,283	1,215

Net income	304	548	936	1,824	1,724	1,792	2,008	2,111

Basic net income per common share	$0.04	$0.07	$0.11	$0.19	$0.17	$0.17	$0.19	$0.20

Diluted net income per common share	$0.04	$0.06	$0.10	$0.17	$0.15	$0.16	$0.18	$0.19

Number of shares used in computing basic net income per common share	7,970	7,970	8,520	9,840	10,430	10,460	10,510	10,480

Number of shares used in computing diluted net income per common share	8,600	9,280	9,830	10,960	11,570	11,430	11,340	11,400

4,000,000 Shares

Common Stock

PROSPECTUS

RAYMOND JAMES

WACHOVIA SECURITIES

December 11, 2003

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SUMMARY
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL DATA
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
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Summary Compensation Table
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Bradley Pharmaceuticals, Inc. and Subsidiaries CONSOLIDATED STATEMENTS OF OPERATIONS
Bradley Pharmaceuticals, Inc. and Subsidiaries CONSOLIDATED STATEMENTS OF CASH FLOWS
Bradley Pharmaceuticals, Inc. and Subsidiaries NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS December 31, 2001 and 2002, and September 30, 2002 and 2003 (Information with respect to September 30, 2003 and the nine months ended September 30, 2002 and 2003 is unaudited)